IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

07047491

SEC MAIL PROCESSING SECTION RECEIVED MAR 14 2007 WASH. D.C. 186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Beneficial Mutual Bancorp, Inc.	0001378020
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit 99.1 to the Form S-1	333-141289
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of person filing the document (if other than the registrant)

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on March 14, 2007.

BENEFICIAL MUTUAL BANCORP, INC.
Registrant

By: [signature]
Gerard P. Cuddy
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

March 5, 2007

Susan Boscarino
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave, NW
Washington, DC 20016

Re: Beneficial Mutual Bancorp Inc
Incoming letter dated February 20, 2007

Dear Ms. Boscarino:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

CONVERSION APPRAISAL REPORT
IN CONJUNCTION WITH
MINORITY STOCK ISSUANCE AND
SIMULTANEOUS ACQUISITION

BENEFICIAL MUTUAL BANCORP, INC.

HOLDING COMPANY FOR
BENEFICIAL MUTUAL SAVINGS BANK
Philadelphia, Pennsylvania

Dated As Of:
February 23, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

February 23, 2007

Board of Directors
Beneficial Savings Bank, MHC
Beneficial Mutual Bancorp, Inc.
Beneficial Mutual Savings Bank
530 Walnut Street
Philadelphia, Pennsylvania 19106

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Stock Issuance (the "Plan"), summarized below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Plan of Stock Issuance

Beneficial Savings Bank Mutual Holding Company (the "MHC") is a federally-chartered mutual holding company regulated by the Office of Thrift Supervision ("OTS"). The MHC was formed in August 2004 in conjunction with the mutual holding company reorganization of Beneficial Mutual Savings Bank, Philadelphia, Pennsylvania (the "Bank"); no stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed, known as Beneficial Mutual Bancorp, Inc. ("Beneficial" or the "Company"), and Beneficial became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.9% of its common stock (the "Minority Stock Issuance" or the "Offering") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the employee stock ownership plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The Company will also contribute cash and newly-issued shares of common stock to a newly-formed charitable foundation, The Beneficial Foundation, Inc. (the "Foundation"), immediately following the closing of the Offering.

Pursuant to the October 12, 2006 merger agreement (the "Merger Agreement") by and between the MHC, the Company, and the Bank with FMS Financial Corp., Burlington, New Jersey, a Delaware corporation, and its wholly-owned subsidiary, Farmers & Mechanics Bank, Burlington, New Jersey (collectively referred to as "FMS"), each of the 6,529,313 outstanding shares of FMS common stock will be acquired by the Company in a cash and stock transaction valued at approximately $183.0 million. In conjunction with the merger, FMS's wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor. Pursuant to the Agreement, FMS shareholders will elect to receive for each share either:

1) $28.00 in cash without interest; and/or
2) Shares of common stock of the Company and cash for fractional shares, based on a 2.80 exchange ratio.

Although shareholders of FMS are being given the choice of whether to receive cash, Company common stock, or a combination of the two, all cash and stock elections will be subject to certain allocation and proration procedures. In particular, the total number of FMS shares converted into the right to receive cash consideration will be 42.5% of the outstanding FMS shares and the total number of FMS shares converted into the right to receive stock consideration shall be 57.5% of the outstanding FMS shares. The maximum number of shares of Beneficial Mutual Bancorp that may be issued as stock consideration will be the 2.80 exchange ratio multiplied by 57.5% of the outstanding FMS shares. To the extent necessary to maintain the aggregate pro forma tangible book value of the shares of the Company's common stock issued in the merger at not less than $65.6 million, the amount of FMS common stock that will be converted into the right to receive cash will decrease to 35% and the maximum amount of FMS common stock that may be converted into the right to receive Company common stock will increase to up to 65% of the outstanding FMS shares.

Notwithstanding the foregoing terms of the Merger Agreement, the number of FMS shares exchanged for cash and stock will be adjusted to comply with the OTS' requirement that the percentage of stock consideration issued to FMS shareholders is less than 50% of the amount of stock issued by the Company in the Offering. Further, to the extent necessary to maintain a minimum aggregate pro forma tangible book value of Company common stock, the number of shares of FMS common stock to be converted into Company common stock in the merger will increase to no greater than 65% of the total number of shares of Company common stock issued and outstanding on the date of the merger and that the total value of the cash portion of the merger consideration must be equal to at least 35% of the total number of the FMS shares on the date of the merger.

The number of shares of common stock to be sold in the Offering and issued in the merger and to the Foundation will range from 47.49% at the minimum to 46.20%, 45.32%, and 44.30% at the midpoint, maximum and supermaximum, respectively, including 950,000 shares issued to the Foundation. The MHC will own the balance of the outstanding shares.

Accordingly, the Company expects to issue between 10,512,194 shares and 11,883,350 shares of common stock to FMS shareholders in the merger with a market value of between approximately $105.1 million and $118.8 million, and to pay cash consideration in a range of approximately $64.2 million to $77.9 million.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, the MHC, FSM, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our appraisal, we have reviewed the applications for this transaction, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company that has included a review of its audited financial information for fiscal years ended December 31, 2002 through 2006. We have also conducted due diligence related discussions with the Company's management; Deloitte & Touche, LLP, the Company's independent auditor; Muldoon Murphy & Aguggia LLP, the Company's conversion counsel; and Sandler O'Neill & Partners, L.P., the Company's financial and marketing advisor in connection with the Company's Offering. Additionally, we have conducted an analysis of FMS, including a review of audited financial information for the five fiscal years through 2006 and securities filings for the same period. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock issuance and simultaneous acquisition of FMS on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's and FMS' primary market areas and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have specifically considered the market for the stock of publicly-traded mutual holding companies, including the market for initial public offerings in conjunction with other MHC reorganizations. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics. We have also considered the expected market for the Company's public shares, taking into account the foregoing.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company and FMS and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company or FMS, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities of the Company or FMS. Our valuation was also predicated on the Company completing the acquisition of FMS in a manner consistent with the Agreement. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company, FMS and for all thrifts and banks. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company or FMS, their respective independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities, on or off balance sheet, of the Company or FMS. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Company at this time. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the Offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 23, 2007, the aggregate market value of the Company's common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company's depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS's shareholders at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share Offering price is set forth below:

	Before Issuance of Foundation Shares		After Issuance of Foundation Shares(1)(2)	
	Total Shares(1)	Aggregate Market Value(1)	Total Shares(1)	Aggregate Market Value(1)
Minimum	55,137,194	$551,371,940	56,087,194	$560,871,940
Midpoint	63,453,103	$634,531,030	64,403,103	$644,031,030
Maximum	71,925,890	$719,258,900	72,875,890	$728,758,900
Supermaximum	81,314,600	$813,146,000	82,264,600	$822,646,000

(1) Based on a $10.00 per share price, pursuant to a full conversion.
(2) The valuation conclusion takes into account all the shares issued and outstanding immediately following the stock issuance, acquisition and contribution to the Foundation.

Based on the foregoing, the Board has determined to offer from 27.05% to 28.70% of the full value for sale in the Minority Stock Offering, and issue 10,512,194 to 11,883,350 merger shares to FMS's shareholders and issue an additional 950,000 shares to the Foundation such that the minority ownership percentage at the conclusion of the transaction will range from 47.49% at the minimum of the Offering range to 46.20%, 45.32% and 44.30%, at the midpoint, maximum and supermaximum of the Offering range, respectively. The full range incorporating this transaction structure is set on the following page.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such

			Shares Issued Publicly			
	Total Shares	MHC Shares	Total Public Shares(2)	Sold In the Offering	Merger Shares (2)	Issued to Foundation (3)
Shares (1)						
Minimum	56,087,194	29,452,500	26,634,694	15,172,500	10,512,194	950,000
Midpoint	64,403,103	34,650,000	29,753,103	17,850,000	10,953,103	950,000
Maximum	72,875,890	39,847,500	33,028,390	20,527,500	11,550,890	950,000
Supermaximum	82,264,600	45,824,625	36,439,975	23,606,625	11,883,350	950,000
Distribution of Shares						
Minimum	100.00%	52.51%	47.49%	27.05%	18.74%	1.69%
Midpoint	100.00%	53.80%	46.20%	27.72%	17.01%	1.48%
Maximum	100.00%	54.68%	45.32%	28.17%	15.85%	1.30%
Supermaximum	100.00%	55.70%	44.30%	28.70%	14.45%	1.15%
Aggregate Market Value						
Minimum	$560,871,940	$294,525,000	$266,346,940	$151,725,000	$105,121,940	$9,500,000
Midpoint	644,031,030	346,500,000	297,531,030	178,500,000	109,531,030	9,500,000
Maximum	728,758,900	398,475,000	330,283,900	205,275,000	115,508,900	9,500,000
Supermaximum	822,646,000	458,246,250	364,399,750	236,066,250	118,833,500	9,500,000

(1) Based on offering price of $10.00 per share.
(2) Reflects a 2.80 times exchange ratio.
(3) Shares issued to the Foundation are fixed at 950,000.

shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of the Company immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of the Company and FMS as of December 31, 2006, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of the Company or FMS, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of the Company's Offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania

TABLE OF CONTENTS
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania
(continued)

LIST OF TABLES
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Beneficial Mutual Savings Bank (the "Bank"), organized in 1853, is a Pennsylvania chartered stock savings bank which conducts operations from 39 full-service branch locations, including 38 in Chester, Delaware, Montgomery, Philadelphia and Bucks Counties in Pennsylvania and one full-service location in Mt. Laurel, New Jersey. Over the years, the Bank has grown its branch network primarily on a de novo basis. The Bank primarily serves the greater Philadelphia metropolitan area. With the acquisition of FMS Financial Corp., and its wholly-owned subsidiary, Farmers and Mechanics Bank (collectively referred to as "FMS"), simultaneously with the minority stock issuance (the "Minority Stock Issuance" or "Offering"), the Bank will expand its office network into the contiguous New Jersey market. FMS operates 42 offices, including 37 offices in Burlington County where FMS is headquartered, and four offices in Camden County. The acquisition of FMS will substantially enhance the Bank's market share in Burlington County (increasing the market rank to third) and will represent a market entrée into Camden County. FMS has announced its intent to close 11 offices subsequent to the date of the financial data.

The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2006, Beneficial Mutual Bancorp, Inc. ("Beneficial" or the "Company"), the mid-tier holding company for the Bank, had total assets of $2.3 billion, deposits of $1.7 billion, and equity of $280.4 million, equal to 12.2% of total assets. For the 12 months ended December 31, 2006, the Company reported net income of $11.6 million for a return of 0.49% on average assets. The Bank's audited financial statements are included by reference as Exhibit I-1. The Company's size, capitalization and profitability will significantly increase as a result of the Minority Stock Issuance and the acquisition of FMS. In addition, the merger will increase the public shares outstanding and result in certain purchase accounting adjustments and intangible assets.

Current Organization Structure

The Bank completed its reorganization from a state-chartered mutual savings bank into a two-tiered mutual holding company structure on August 24, 2004. In conjunction with the reorganization, Beneficial Savings Bank MHC (the "MHC"), a federally-chartered mutual holding company, was formed. The MHC currently owns all of the capital stock of the Company. No stock was issued publicly pursuant to the reorganization. The Bank transferred $100,000 of retained earnings to the Company and $100,000 of retained earnings to the MHC. At the same time, the Bank converted to a Pennsylvania-chartered stock savings bank with the Company owning all of its outstanding stock. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. A chart showing the current structure of the MHC, the mid-tier holding company and the Bank is set forth below.


Beneficial Savings Bank MHC
100% ownership of the mid-tier subsidiary
Beneficial Mutual Bancorp, Inc.
100% ownership of Beneficial Mutual SB
Beneficial Mutual Savings Bank

Description of Plan of Stock Issuance

Pursuant to the Plan of Stock Issuance, the Company will publicly offer a minority position of its common stock ("Minority Stock Issuance" or "Offering"), inclusive of stock issued to a newly-formed charitable foundation and merger shares issued to FMS shareholders. On a pro forma basis, the MHC will retain a majority interest in the Company. The public stock ownership following the Minority Stock Issuance, establishment of a charitable foundation and acquisition will range from 44.30% to 47.49% and the MHC's ownership will range from 52.51% to 55.70%. The Company will continue to be the sole subsidiary of the MHC and will own 100% of the Bank's outstanding stock. The Company will retain approximately 50% of the net Offering proceeds after the cash payment in connection with the merger. A portion of the remaining cash will be loaned to the newly-formed employee stock ownership plan ("ESOP") to purchase shares equal to 3.92% of the total shares outstanding following the Minority Stock Issuance.

A chart showing the post-reorganization ownership structure is shown below.


Beneficial Savings Bank MHC
Public Shareholders
>50% ownership of Beneficial Mutual Bancorp
<50% ownership of Beneficial Mutual Bancorp
Beneficial Mutual Bancorp, Inc.
100% ownership of Beneficial Mutual SB
Beneficial Mutual Savings Bank

The net reinvestable proceeds at the Company and the Bank will initially be invested into short-term investments pending longer-term deployment. The Bank's activities are expected to be generally consistent with the past. The Company intends to pursue acquisitions of other regionally-based financial institutions as well as open de novo branches, capitalizing on the increased equity position. At present, there are no specific plans to acquire other financial institutions. The Company may pay dividends to shareholders and/or repurchase shares of common stock, but there are no specific plans for either of these activities.

Further details of the Minority Stock Issuance and acquisition are set forth in the Company's prospectus.

Establishment of a Charitable Foundation

In order to enhance the historically strong community service and reinvestment activities, the Company will establish The Beneficial Foundation, Inc. (the "Foundation"), a private charitable foundation, in connection with the Offering. The Company will make a contribution to the Foundation in an amount equal to $10 million, comprised of 950,000 shares of stock with a value of $9.5 million based on an initial public offering ("IPO") price of $10.00 per share, and $500,000 of cash. The Foundation's charitable giving is intended to complement the Company's existing community reinvestment activities, and will be dedicated to help fund local projects and to support certain civic, charitable and cultural organizations within the communities served by the Bank. The Company believes the Foundation will enhance the Bank's already strong reputation for community service. The Foundation's ownership of the Company's stock will enable the local community served to share in the potential increase in market value and dividends over time.

Acquisition of FMS

Pursuant to the October 12, 2006 merger agreement (the "Merger Agreement") by and between the MHC, the Company, and the Bank with FMS Financial Corp., Burlington, New Jersey, a Delaware corporation, and its wholly-owned subsidiary, Farmers & Mechanics Bank, Burlington, New Jersey (collectively referred to as "FMS"), each of the 6,529,313 outstanding shares of FMS common stock will be acquired by the Company in a cash and stock transaction valued at approximately $183.0 million. In conjunction with the merger, FMS's wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor. Pursuant to the Agreement, FMS shareholders will elect to receive for each share either:

1) $28.00 in cash without interest; and/or
2) Shares of common stock of the Company and cash for fractional shares, based on a 2.80 exchange ratio.

Although shareholders of FMS are being given the choice of whether to receive cash, Company common stock, or a combination of the two, all cash and stock elections will be subject to certain allocation and proration procedures. In particular, the total number of FMS shares converted into the right to receive cash consideration will be 42.5% of the outstanding

FMS shares and the total number of FMS shares converted into the right to receive stock consideration shall be 57.5% of the outstanding FMS shares. The maximum number of shares of Beneficial Mutual Bancorp that may be issued as stock consideration will be the 2.80 exchange ratio multiplied by 57.5% of the outstanding FMS shares. To the extent necessary to maintain the aggregate pro forma tangible book value of the shares of the Company's common stock issued in the merger at not less than $65.6 million, the amount of FMS common stock that will be converted into the right to receive cash will decrease to 35% and the maximum amount of FMS common stock that may be converted into the right to receive Company common stock will increase to up to 65% of the outstanding FMS shares.

Notwithstanding the foregoing terms of the Merger Agreement, the number of FMS shares exchanged for cash and stock will be adjusted to comply with the OTS' requirement that the percentage of stock consideration issued to FMS shareholders is less than 50% of the amount of stock issued by the Company in the Offering.

The number of shares of common stock to be sold in the Offering and issued in the merger will range from 47.49% at the minimum to 46.20%, 45.32%, and 44.30% at the midpoint, maximum and supermaximum, respectively, including 950,000 shares issued to the Foundation. The MHC will own the balance of the outstanding shares.

Accordingly, the Company expects to issue between 10,512,194 shares and 11,883,350 shares of common stock to FMS shareholders in the merger with a market value of between approximately $105.1 million and $118.8 million, and to pay cash consideration in a range of approximately $64.2 million to $77.9 million.

FMS Financial Corp.

FMS Financial Corp. is the New Jersey chartered savings and loan holding company for the wholly-owned Farmers and Mechanics Bank ("F&M"). FMS is a publicly-traded company whose stock is quoted on the NASDAQ National Market System under the ticker symbol "FMCO". To date, FMS has not engaged in any material operations other than to hold all of the issued and outstanding stock of Farmers and Mechanics Bank, invest available funds in securities, payment of dividends and repurchase of shares. A portion of the invested funds in F&M were derived through the issuance of trust preferred securities. As of December 31, 2006,

FMS reported consolidated assets of $1.2 billion, net loans receivable of $450.1 million, deposits of $933.1 million, borrowings of $115.0 million, trust preferred debt of $51.5 million and stockholders' equity of $78.4 million, equal to 6.60% of total assets. Pursuant to the Merger Agreement, FMS will be merged into the Company and the Company will be the surviving corporation and F&M will be merged into the Bank.

Farmers and Mechanics Bank

F&M is a federally-chartered stock savings bank which was founded in 1871 under the name of Farmers and Mechanics Building and Loan Association. F&M is headquartered in Burlington, New Jersey, and serves greater Burlington County and parts of Camden and Mercer Counties, New Jersey, through a total of 42 branches. F&M is a community-oriented savings bank, which has emphasized financial services that meet the borrowing and savings needs of its local customer base, particularly residential mortgage loans and retail deposits. F&M's lending diversification has gradually increased over the last five years, consisting primarily of commercial and multi-family mortgage lending and, to a lesser extent, commercial business lending.

While F&M has steadily grown in recent years, the investment securities and mortgage-backed securities ("MBS") comprise the majority of the base of interest-earning assets ("IEA"), as loan growth has been comparatively modest and F&M has sought to maintain a fully leveraged capital position. Deposits comprise the majority of interest-bearing liabilities ("IBL"), with the borrowings consisting primarily of FHLB advances. In order to enhance the regulatory capital position, FMS has issued trust preferred securities, with a portion of the proceeds downstreamed to F&M as Tier 1 equity over the last several years. F&M is subject to regulation, examination and supervision by the OTS. Pursuant to the Merger Agreement, F&M will be merged into the Bank.

Reasons for the FMS Acquisition

The acquisition of FMS is expected to enhance the Company's operations in a number of ways. Most notably, the acquisition will expand the Company's geographic presence in existing and contiguous markets; the Company's presence in New Jersey is currently limited to one office. Further, the Company will become a larger institution with a greater market capitalization, giving it a larger platform for expansion. The Company's commercial lending strategy will be augmented by FMS's commercial portfolio and relationships in existing and contiguous markets. Following the merger, the Company is expected to rank fourth in terms of deposit market share in Burlington County while the acquisition of FMS's offices in Camden County in New Jersey will represent a market entrée into this market for the Company. The combined organization is expected to be better postured to improve the return on equity ("ROE") that the Company could initially realize in a stand-alone minority stock issuance. Thus, the merger facilitates the Company's ability to enhance shareholder value over the long term.

Other reasons for the merger are set forth below.

- The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Company's branches.
- The ability to achieve targeted loan growth and diversification into commercial lending will be accelerated by the acquisition of FMS's loan portfolio. Moreover, the expanded branch presence in New Jersey is expected to enhance the ability to more fully develop commercial account relationships.
- The combined entity will have a significantly larger customer base for purposes of cross-selling the Bank's product and services.
- The larger asset size, geographic presence and market capitalization that will result from the acquisition will better position the Company to pursue other strategic acquisitions.
- Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:
  - -- Reduction in personnel expenses through consolidation of certain management and administrative positions;
  - -- Reduction of certain professional services, such as legal, audit and tax and consulting and;
  - -- Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base.

It is anticipated that there will be some consolidation of FMS's personnel, but that the current senior management of the Company will remain in their respective positions following the acquisition. Two members of the FMS Board will join the Company's Board of Directors.

Reasons for Minority Stock Issuance and Use of Proceeds

A key component of the Company's business plan is to complete a Minority Stock Issuance. The Offering will support growth of market share and competitive position, most notably through the acquisition of FMS. The proceeds from the Offering will be utilized to fund the cash portion of the consideration to be paid in the acquisition. Additionally, the completion of the Minority Stock Issuance will increase the Company's capital resources which will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets; (2) expansion and diversification of operations through acquisitions of other financial institutions or de novo branching as opportunities arise; (3) enhancement of existing products and services and development of new products and services; and (4) improvement of the competitive position.

The Company perceives that there will be additional opportunities for growth through acquisition following the Minority Stock Issuance and simultaneous acquisition. In this regard, the Company currently plans to open three branches in 2007 and will continue to evaluate branching opportunities thereafter. The initial use of proceeds anticipated is highlighted below.

- MHC. The MHC currently is the sole shareholder of the Company, and will retain a majority ownership upon completion of the Offering ranging from 52.51% to 55.70%. The MHC is not currently expected to engage in business activity other than stock ownership of the Company. The MHC was capitalized with $100,000 upon formation as of August 24, 2004, and no additional capitalization is anticipated with the Offering.

- The Company. The Company will retain up to 50% of the net conversion proceeds after expenses. From this amount will be deducted the necessary amount to fund the ESOP loan, equal to 3.92% of the total shares outstanding after the Minority Stock Issuance and acquisition. The remaining proceeds will be primarily used to fund the cash portion of the consideration to be paid for the acquisition of FMS. The approximate cash cost to be paid for the acquisition is estimated to range from $64.2 million to $77.9 million before transaction expenses and other merger-related restructuring expenses. The remaining proceeds will be held in liquidity and short-term investments.

- The Bank. The Bank will retain up to 50% of the net conversion proceeds. The net investable cash is expected to be lower than the paid-in capital, based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, invested into short- to intermediate-term securities pending deployment into loans and investment securities.

Strategic Overview

In recent years, the Company's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, checking, savings and other financial needs of customers in the Philadelphia metropolitan area. In this regard, the Company historically emphasized a permanent residential lending strategy with a moderate diversification into commercial real estate lending and construction/development lending. The Company determined that there was ample opportunity for profitable growth as a community bank in commercial and consumer lending during the early 1990s. Over the last decade, the Company has broadened its products and services and emphasized responsive customer service to local retail and commercial customers.

The Company has implemented a two-prong lending strategy: (1) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans ("C&I loans"); and (2) lending to consumers including both first mortgage and home equity lending as well as auto and other consumer non-mortgage lending. The Company has developed the infrastructure to support its commercial and consumer lending strategy, including policies and procedures for credit administration and risk management. At present, the Company employs nine loan officers with extensive regional commercial lending experience, which represents an increase from a total of five commercial loan officers two years ago. The Company's competitive strategy for commercial lending has been facilitated by such staffing and infrastructure enhancements. A number of the Company's senior management and lending staff were formerly employed at Philadelphia area commercial banks, including the newly-employed CEO, thus bringing experienced staff to the Company's commercial lending program. The Company has separated the credit and loan administration function from the loan department, posturing the credit and loan administration department to be better able to assess and minimize the credit-related risks of commercial lending. Additionally, the internal loan review function has been augmented by a periodic third party review performed by a firm expert in the field.

The impact of the Company's lending emphasis is evidenced in the loan portfolio composition, which reflects that commercial mortgage loans comprised the largest single element of the loan portfolio equaling 24.4% of total loans. The balance of the loan portfolio reflects a broad mixture of residential mortgage (both first and second mortgage loans and home equity lines of credit) as well as consumer installment loans (including a large portfolio of auto loans).

The Company has been expanding its retail franchise in existing and contiguous markets through marketing, product and pricing, and relationship banking strategies, as well as through de novo branching, acquisition and emphasizing alternative delivery systems. In this regard, the Company acquired Northwood Savings Bank ("Northwood") in November 2005, a $8.8 million assets mutually-owned savings bank, and further expanded its retail presence in the Philadelphia metropolitan area through the establishment of three branches in fiscal 2005 and one in 2006 with two branches relocated, and has plans to open three additional branches in the metropolitan area in fiscal 2007. Similarly, the Company expanded its ability to offer insurance related products through the acquisition of Paul Hertel & Co. ("Hertel"), an insurance agency with a long history of operations in the Philadelphia metropolitan area. The Company will be seeking to continue to expand its ability to offer non-traditional products and services, primarily in the insurance, brokerage and wealth management areas.

Retail deposits have consistently served as the primary funding liability for the Company. Borrowings have been used to a limited degree, primarily for asset-liability management purposes, and the Company anticipates continuing to use borrowed funds in this capacity in the foreseeable future.

The Board and management believe that the Company is uniquely postured to effectively compete against the numerous larger financial institutions operating locally, including those headquartered both in Philadelphia as well as those outside the local market. In this regard, the local decision making and focus on prompt loan approvals gives the Company an additional competitive edge, particularly with respect to the development of commercial account relationships.

Following the Minority Stock Issuance and completion of the acquisition of FMS, the Company will continue to focus on continuing to more fully develop the four broad initiatives which have already been implemented. These strategies include: (1) continue to expand commercial banking products and services, with an emphasis on developing broad-based commercial banking relationships; (2) more fully develop the ability to service retail consumers by expanding and/or improving delivery systems (including branches and the Internet capability) and more fully tailoring products and services to meet the needs of the targeted customer base; (3) emphasize customer service, particularly utilizing the Internet and other customer delivery technologies and information systems; and (4) fully develop non-traditional fee-based products and services.

The foregoing business plan strategies have been developed to facilitate growth of the balance sheet, earnings and overall franchise value. The most significant avenue for growth currently is the acquisition of FMS, which will enhance the ability to serve customers across a broad section of New Jersey on a retail basis. Growth is targeted to occur on both an organic basis at existing offices and through planned de novo branching. Additionally, the Company expects to continue to evaluate potential acquisition candidates in its current or contiguous markets with the objective of leveraging the management and other infrastructure as well as its enhanced capital position following the completion of the Offering. While not a primary avenue of growth, the Company will evaluate potential wholesale leveraging strategies during windows of market opportunity.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data from December 31, 2002 through December 31, 2006. Also reflected in Table 1.1 is the consolidated pro forma balance sheet at December 31, 2006 giving effect to the acquisition of FMS – which incorporates purchase accounting estimates but not Offering proceeds. The following paragraphs describe the historical balance sheet trends for the Company on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of FMS will be discussed in a later section.

Table 1.1
Beneficial Mutual Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)

	For the Fiscal Year Ended December 31,										Compounded Annual Growth Rate	Pro Forma Combined As of Dec. 31, 2006 (1)	
	2002		2003		2004		2005		2006				
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)	Amount ($000)	Pct (%)
Total Amount of:													
Assets	$2,164,898	100.00%	$2,255,277	100.00%	$2,332,730	100.00%	$2,392,394	100.00%	$2,300,219	100.00%	1.53%	$3,516,961	100.00%
Cash and Cash Equivalents	22,398	1.03%	25,125	1.11%	32,358	1.39%	32,930	1.38%	23,147	1.01%	0.83%	46,283	1.32%
Investment Securities													
Available for Sale	369,421	17.06%	379,697	16.84%	434,736	18.64%	359,442	15.02%	346,411	15.06%	-1.59%	476,873	13.56%
Held-to-Maturity	314,749	14.54%	264,812	11.74%	205,584	8.81%	163,320	6.83%	130,357	5.67%	-19.78%	551,984	15.69%
Loans Receivable (net)	1,374,770	63.50%	1,481,223	65.68%	1,558,159	66.80%	1,716,057	71.73%	1,671,457	72.67%	5.01%	2,115,747	60.16%
Intangible Assets	0	0.00%	0	0.00%	0	0.00%	9,061	0.38%	8,635	0.38%	N.M.	141,475	4.02%
Deposits	1,506,967	69.61%	1,546,412	68.57%	1,597,934	68.50%	1,655,034	69.18%	1,667,876	72.51%	2.57%	2,600,109	73.93%
FHLB Advances	356,100	16.45%	371,484	16.47%	395,104	16.94%	312,797	13.07%	196,550	8.54%	-13.81%	196,550	5.59%
Other Borrowed Funds	0	0.00%	20,000	0.89%	14,232	0.61%	95,414	3.99%	98,346	4.28%	N.M.	266,440	7.58%
Stockholder's Equity	243,577	11.25%	258,414	11.46%	270,116	11.58%	278,372	11.64%	280,415	12.19%	3.58%	386,729	11.00%
Tangible Stockholder's Equity	243,577	11.25%	258,414	11.46%	270,116	11.58%	269,311	11.26%	271,780	11.82%	2.78%	245,254	6.97%
Loans/Deposits		91.23%		95.78%		97.51%		103.69%		100.21%			81.37%
IEA/IBL (Average)		115.42%		115.43%		115.75%		114.80%		114.86%			104.10%
Non-Performing Assets/Assets		0.45%		0.44%		0.39%		0.35%		0.48%			0.39%
Non-Performing Loans/Total Loans		0.47%		0.45%		0.39%		0.30%		0.48%			0.52%
Allow. for Loan Losses as a % of:													
Non-Performing Loans		256.7%		252.9%		278.2%		331.3%		213.1%			206.2%
Total Loans Receivable		1.21%		1.13%		1.09%		0.99%		1.03%			1.08%
Number of Full Service Offices		33		33		35		38		39			81

(1) Reflects pro forma impact of the acquistion of FMS Financial Corp based on shares issued at the midpoint of the offering range.
The impact of the Offering proceeds has not been reflected.

Source: Beneficial Mutual Bancorp's prospectus.

Growth Trends

Table 1.1 shows the Company's balance sheet data for the past five fiscal years. From December 31, 2002 through December 2006, the Company exhibited modest annual asset growth of 1.5%, with total assets increasing through fiscal 2005, while diminishing modestly in the most recent fiscal year. Importantly, the focus of the Company's operations in recent years on expanding the loan portfolio while simultaneously restructuring the loan mixture to include a greater proportion of commercial real estate and, to a lesser extent, C&I loans. As a result, while total assets increased by only $135 million over the four fiscal years ending in fiscal 2006, the loan portfolio increased by $297 million over the corresponding time frame with the balance of commercial mortgage, construction and home equity loans and lines of credit accounting for all of the increase (i.e., the balance of residential mortgage, auto and other non-mortgage consumer installment loans declined over this period). As a result, the balance of cash and investments has diminished since fiscal 2002. Reflecting the redeployment of funds from the cash and investment portfolio into loans, the ratio of loans-to-assets has increased from 63.5% as of the end of fiscal 2002, to 72.7% as of the end of fiscal 2006, while the ratio of cash and investment-to-assets has diminished from 32.6% to 21.7% over the corresponding time frame.

Deposits have increased at an annual rate of 2.6% since 2002, while borrowed funds have declined at a 4.6% compounded annual rate over this timeframe. As discussed above, the Company's strategic focus has been on restructuring the balance sheet rather than on merely achieving growth in key balance sheet aggregates. Moreover, the flat interest rate environment prevailing over the last several years has limited the ability to generate adequate returns on wholesale leveraging strategies relative to the risks assumed.

Annual equity growth equaled 3.6% since the end of fiscal 2002, with the modest rate of growth reflecting both the Company's modest ROA as well as its relatively strong capital position. Coupled with the modest asset growth rate of 1.5% since fiscal 2002, the equity-to-assets ratio increased from 11.2% as of the fiscal year end 2002 to 12.2% as of December 31, 2006. The tangible equity ratio declined modestly in fiscal 2005, due to approximately $9.5 million of intangible assets generated from the acquisition of Hertel, and equaled 11.8% of assets as of December 31, 2006. The additional capital realized from the Minority Stock Issuance will serve to significantly increase the Company's equity position, even after accounting for the impact of the acquisition of FMS.

Loans Receivable

Loans receivable totaled $1.7 billion or 72.7% of total assets and 100.2% of deposits, as of December 31, 2006. The loans/assets and loans/deposits ratios reflects an increasing trend since the end of fiscal 2002, notwithstanding relatively modest growth of the loan portfolio as discussed above. The Company's loan portfolio composition is reflective of a diversified lending strategy, with commercial and consumer loans comprising a larger portion of total loans than residential mortgage loans. Importantly, the loan portfolio composition has undergone modest change over the last five fiscal years. Commercial mortgage loans (includes commercial construction loans) loans have increased from 11.4% of total loans at year end 2002 to 24.4% of total loans at December 31, 2006, while C&I loans increased from 2.5% of total loans in fiscal 2002, to 5.9% of total loans as of the end of fiscal 2006. Similarly, home equity loans and lines of credit also represent a growth element of the loan portfolio increasing from 15.4% of total loans in fiscal 2002, to 22.9% in fiscal 2006.

The Company's emphasis on commercial lending as well as home equity loans and lines of credit has resulted in resulted in the balance of one-to-four family mortgage loans and other forms of consumer non-mortgage installment debt declining in proportion to total loans. Specifically, one-to-four family permanent mortgage loans has declined from 20.1% of total loans in fiscal 2002, to 16.6% of loans in fiscal 2006, while auto and other non-mortgage installment loans have declined from more than 50% of total loans in fiscal 2002, to 29.7% currently.

Investment and Mortgage Backed Securities

The Company's business plan strategy has been to gradually replace securities with higher yielding loans upon maturity or through liquidation, particularly as the Fed raised short-term interest rates which has effectively diminished the returns available through wholesale leveraging. Since the end of fiscal 2002, the Company's cash and investment portfolio has diminished from $706.6 million, equal to 32.6% of total assets, to $499.9 million, equal to 21.8% of total assets, at year end 2006.

As of December 31, 2006, the Company's portfolio of cash and cash equivalents totaled \$23.1 million, equal to 1.0% of assets. Investment securities available for sale ("AFS") totaled \$346.4 million, equal to 15.1% of assets, while the balance of securities held to maturity ("HTM") was lower at \$130.4 million, or 5.7% of assets, as of December 31, 2006 (see Exhibit I-3). MBS comprise the largest segment of the investment and MBS portfolio, totaling \$322.6 million, or 14.0% of assets, as of December 31, 2006. Approximately 68.1% of the MBS portfolio was classified as AFS, and MBS primarily consist of collateralized mortgage obligations ("CMOs") and pass-through agency securities.

As of December 31, 2006, the Company's investment portfolio totaled \$138.7 million, or 6.0% of total assets, and was primarily comprised of U.S. Government agency securities (\$99.3 million), investment grade state and municipal securities (\$31.7 million) and relatively small balances of equity securities (\$7.6 million).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following the Offering, pending gradual redeployment into higher yielding loans.

Funding Structure

The Company maintains a relatively large base of savings and transaction accounts (or "core" deposits), with 53.6% of deposits consisting of certificates of deposits ("CDs") as of December 31, 2006. Growth of the Company's deposit base was enhanced modestly through the merger with Northwood Savings Bank in November 2005. Since the end of fiscal 2002, total deposits have increased at a 2.6% annual rate, as the Company made the determination as interest rates increased to limit the prices paid for time deposits. At the same time, the Bank emphasized transaction accounts through offering convenient access and high customer service and offset some of the CD outflow with new deposit growth at the newly-opened de novo branches and the Northwood acquisition. As future prospects for in-market deposit growth at existing branch facilities are expected to remain moderate, in order to gain market share the Company has been intensifying the cross-selling strategy to stimulate deposit growth from existing customers and refining products and services. The Company currently has plans to open three additional branches in the next year and will continue to evaluate other de novo branching as well as acquisition opportunities which may become available.

Borrowings have been utilized historically and since 2002, have primarily consisted of FHLB advances. Advances have been used as the Company sought to avail itself to favorably priced long term funds. The Company expects to continue to utilize borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required.

As noted earlier, the Company's focus has been on expanding the retail elements of the balance sheet, particularly as the Federal Reserve has raised short-term interest rate targets. As a result, borrowed funds have diminished over the last five fiscal years, with a notable reduction in the most recent fiscal year (i.e., borrowed funds declined by $113.3 million or by 27.8%). As of December 31, 2006, the Company's borrowings totaled $294.9 million, equal to 12.8% of total assets, consisting of FHLB advances ($196.6 million or 8.5% of assets) and other borrowed funds ($98.3 million or 4.3% of assets) primarily comprised of reverse repurchase agreements.

Equity

The moderate equity growth of 3.6% annually since fiscal 2002 reflects the Company's comparatively modest profitability and relatively strong equity ratio. As of December 31, 2006, the Company's equity totaled $280.4 million, or 12.2% of total assets; the equity/assets ratio has increased modestly as a result of limited asset growth. The Company's tangible equity-to-assets ratio equaled 11.8% at December 31, 2006, versus a comparable ratio of 11.3% at year end 2002. Total intangible assets created pursuant to the Hertel acquisition equaled $9.5 million, including $2.8 million of identifiable intangibles, which are being amortized over their estimated life.

FMS Balance Sheet Trends

From December 31, 2002 through December 31, 2006, FMS's assets increased at an annual rate of 1.3%. For the five year period, total assets peaked at $1.250 billion in fiscal 2003, and have subsequently diminished. Expansion of the loan portfolio was the largest contributor to growth, although investment securities represent the majority of the interest-earnings assets. Asset growth has been funded primarily with deposits over this period which increased at a 3.9% annual rate; in addition, available liquidity facilitated a paydown borrowing, which declined at a 8.4% compounded annual rate since fiscal 2002.

FMS's loan portfolio which totaled $450.1 million as of December 31, 2006, is concentrated in permanent one-to-four family mortgage loans (63.2% of total loans). The balance of the loan portfolio is comprised of commercial mortgage loans (29.0% of total loans), C&I loans (5.8% of total loans) and comparatively small balances of construction and consumer loans (2.0% of total loans in aggregate).

Overall, cash and investments together totaled $684.2 million, equal to 57.6% of total assets as of December 31, 2006. FMS's $574.4 million investment portfolio is composed of relatively high quality liquid securities. U.S Government and federal agency securities, many of which are structured callable securities, comprise the most significant component of FMS's investment portfolio; these securities totaled $261.8 million as of December 31, 2006, with the majority being classified as HTM. The balance of the investment portfolio was comprised of MBS and CMOs, and municipal bonds. Securities classified as HTM comprised the majority of the portfolio, totaling $428.4 million, or 74.6% of the investment portfolio, while the balance of the securities portfolio was classified as HTM, which totaled $146.0 million, or 25.4% of the investment portfolio.

Deposits serve as the primary funding source for FMS's assets, particularly as borrowings have diminished since fiscal year end 2002. FMS's deposit base composition is heavily weighted toward savings and transaction accounts, as CDs comprised only 24.8% of total deposits as of December 31, 2006. FMS's deposits-to-assets ratio increased from 71.0% at year end 2002 to 78.5% at year end 2006. The lower level of borrowings has been attributable to both a growing deposit base and available liquidity from maturing investment securities. Comparatively, borrowings-to-assets decreased from 23.2% at year end 2002 to 14.0% at year end 2006. Reverse repurchase agreements from the FHLB constitute the primary source of borrowings held by FMS, which totaled $115.0 million at December 31, 2006. As of December 31, 2006, other borrowings held by FMS consisted of $51.5 million of trust preferred securities.

FMS's equity increased at an 8.0% annual rate since December 31, 2002, primarily through retention of earnings after dividend payments. FMS's equity-to-assets ratio equaled 6.6% at December 31, 2006, versus a ratio of 5.1% at year end 2002. F&M's capital is higher than FMS's reflecting the impact of the infusion of the proceeds from the trust preferred securities.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements from the fiscal years ended 2002 through 2006. Table 1.2 also shows the pro forma income statement for the 12 months ended December 31, 2006 after giving effect to the acquisition of FMS (but before reflecting the pro forma impact of the conversion and potential merger synergies). The following paragraphs describe the historical income statements of the Company on a pre-acquisition basis. The pro forma income statement impact of the acquisition is discussed in a later section.

The Company's earnings over the period have trended downward, from a five year peak level of $20.1 million, or 0.96% of average assets, reported in fiscal 2002, to $11.6 million, or 0.49% of average assets reported for fiscal 2006. The level of net income has diminished modestly since fiscal 2002, as balance sheet growth has been comparatively modest and as earnings have been negatively impacted by spread compression and increased operating costs. The Company's profitability has been favorably impacted by relatively strong asset quality (loan loss provisions have been limited) and limited losses.

Net Interest Income

Net interest income has declined over the last five fiscal years, both in dollar terms and as a percent of average assets. The reduction was primarily the result of spread compression in the face of limited growth despite the increased mix of loans. Specifically, since fiscal 2002, net interest income has declined from $69.4 million, or 3.31% of average assets, to $64.4 million, or 2.72% of average assets.

Data pertaining to the Company's interest rate spreads are set forth in Exhibit I-4 and show that its spreads have declined over the last five fiscal years. Specifically, the Company's interest rate spread decreased from 3.03% in fiscal 2004, to 2.45% in fiscal 2006, despite the

Table 1.2
Beneficial Mutual Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,										Pro Forma Combined For the Twelve Months Ended Dec. 31, 2006 (4)	
	2002		2003		2004		2005		2006			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$125,178	5.97%	$113,629	5.10%	$108,080	4.75%	$117,091	4.97%	$127,326	5.37%	$186,724	5.21%
Interest Expense	(55,745)	-2.66%	(46,494)	-2.09%	(41,947)	-1.84%	(51,366)	-2.18%	(62,899)	-2.65%	(90,585)	-2.53%
Net Interest Income	$69,433	3.31%	$67,135	3.01%	$66,133	2.91%	$65,725	2.79%	$64,427	2.72%	$96,139	2.68%
Provision for Loan Losses	(1,950)	-0.09%	(2,775)	-0.12%	(2,400)	-0.11%	(1,703)	-0.07%	(1,575)	-0.07%	(1,905)	-0.05%
Net Interest Income after Provisions	$67,483	3.22%	$64,360	2.89%	$63,733	2.80%	$64,022	2.72%	$62,852	2.65%	$94,234	2.63%
Other Operating Income	6,735	0.32%	7,073	0.32%	5,156	0.23%	9,792	0.42%	$9,859	0.42%	$15,821	0.44%
Operating Expense	(46,087)	-2.20%	(49,651)	-2.23%	(50,573)	-2.22%	(56,956)	-2.42%	(59,436)	-2.51%	(93,925)	-2.62%
Net Operating Income	$ 28,131	1.34%	$ 21,782	0.98%	$ 18,316	0.80%	$ 16,858	0.72%	$ 13,275	0.56%	$ 16,130	0.45%
Non Operating Income												
Net Gain(Loss) on Sale of Investments	$ -	0.00%	$ -	0.00%	$ 1,262	0.06%	$ 1,070	0.05%	$672	0.03%	$1,037	0.03%
Net Gain(Loss) on Sale of Loans	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	-	0.00%
Impairment Charge on AFS Securities	0	0.00%	0	0.00%	(3,250)	-0.14%	0	0.00%	0	0.00%	-	0.00%
Net Gain(Loss) on Sale of Fixed Assets	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	837	0.02%
Merger Integration Costs	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	-	0.00%
Net Non-Operating Income	$ -	0.00%	$ -	0.00%	$ (1,988)	-0.09%	$ 1,070	0.05%	$ 672	0.03%	$ 1,874	0.05%
Net Income Before Tax	$ 28,131	1.34%	$ 21,782	0.98%	$ 16,328	0.72%	$ 17,928	0.76%	$ 13,947	0.59%	$ 18,004	0.50%
Income Taxes	(8,075)	-0.39%	(6,322)	-0.28%	(4,704)	-0.21%	(4,728)	-0.20%	(2,322)	-0.10%	(4,069)	-0.11%
Net Income	$ 20,056	0.96%	$ 15,460	0.69%	$ 11,624	0.51%	$ 13,200	0.56%	$ 11,625	0.49%	$ 13,935	0.39%
Estimated Core Net Income												
Net Income	$ 20,056	0.96%	$ 15,460	0.69%	$ 11,624	0.51%	$ 13,200	0.56%	$ 11,625	0.49%	$ 13,935	0.39%
Addback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	-	0.00%	1,988	0.09%	(1,070)	-0.05%	(672)	-0.03%	(1,874)	-0.05%
Tax Effect (1)	-	0.00%	-	0.00%	(696)	-0.03%	375	0.02%	235	0.01%	656	0.02%
Estimated Core Net Income	$ 20,056	0.96%	$ 15,460	0.69%	$ 12,916	0.57%	$ 12,505	0.53%	$ 11,188	0.47%	$ 12,717	0.35%
Memo:												
Expense Coverage Ratio (2)	150.66%		135.21%		130.77%		115.40%		108.40%		102.36%	
Efficiency Ratio (3)	60.51%		66.91%		70.94%		75.42%		80.01%		83.89%	
Effective Tax Rate	28.70%		29.02%		28.81%		26.37%		16.65%		22.60%	

(1) Assumes a 35% marginal tax rate for each period.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).
(4) Reflects pro forma impact of the FMS Financial Corp. acquisition *only*. *The impact* of the Minority Stock Issuance has not been reflected.

Source: Beneficial Mutual Bancorp's prospectus.

increased mix of loans and emphasis on higher yielding loans. The diminished yield-cost spreads reflect the flattening yield curve as the Federal Reserve Open Market Committee has increased the targeted Federal Funds rate 17 times in 25 basis point increments while longer term interest rates have increased at a more modest pace. Additionally, the highly competitive market for loans and deposits have contributed to the spread compression. The reinvestment of the Offering proceeds should increase net interest income, however, the spread impact is expected to be comparatively modest given the current money market reinvestment yields.

Loan Loss Provisions

Provisions for loan losses have been limited in recent periods, reflecting the Company's historically strong asset quality, low level of chargeoffs and the secured nature of the loan portfolio. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies. For the 12 months ended December 31, 2006, loan loss provisions totaled $1.6 million, or 0.07% of average assets, which is below the level for the prior five fiscal years.

Non-Interest Income

Other non-interest income has gradually increased since fiscal 2002, from $6.7 million in fiscal 2002 to $9.9 million in fiscal 2006. The growth of non-interest income reflects the modest growth in core deposit balances, non-interest income on bank owned life insurance ("BOLI") and other miscellaneous fee generating activities. The Bank seeks to increase non-interest fee income by continuing to develop fee-generating commercial loan and deposit relationships and by emphasizing the expansion of non-traditional products (such as insurance and brokerage). In this regard, the non-interest fee income increase from $5.2 million in fiscal 2004 to $9.8 million in fiscal 2005 largely reflects the acquisition of Hertel.

Operating Expenses

The Company's operating expenses have increased since fiscal 2002, measured both in dollar terms and as a percent of average assets. Specifically, operating expenses have increased from $46.1 million for fiscal 2002, equal to 2.20% of average assets, to $59.4 million in fiscal 2006, equal to 2.51% of average assets. The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, and de novo branching. In addition, there have been cost increases associated with expanded commercial lending and retail banking activities and highly competitive compensation levels in the local area. Increasing benefit costs, including the expense of medical insurance premiums, have been a factor in increasing compensation costs as well. The Company's operating costs increased notably over the last two years, reflecting the opening of four de novo branches as well as to the acquisition of Hertel. With regard to the Hertel acquisition, the Company began to amortize identifiable intangibles, including the value of the trade name, customer relationships, and non-compete agreements over two to nine years.

Operating expenses are expected to increase following the Minority Stock Issuance as a result of: (1) incremental costs of the additional stock benefit plans to be formed in conjunction with the Offering and to the costs of operating as a public company; (2) continued expansion of products and services; and (3) continued de novo branch expansion. Also operating expenses will increase significantly due to the FMS acquisition. At the same time, balance sheet growth, realization of merger synergies and reinvestment of the Offering proceeds should offset at least a portion of the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expense have historically had a limited impact on earnings over the last five fiscal years, with the most significant non-operating items consisting of impairment charges on AFS securities totaling $3.25 million in fiscal 2004. Other than that, non-operating gains have consisted solely of gains on the sale of investments which totaled $672,000, equal to 0.03% of average assets in fiscal 2006. From a valuation perspective, such net non-operating items will be excluded from the valuation earnings base.

Taxes

The Company's average tax rate has been trending downward since the end of fiscal 2002, from 28.70% to a 16.65% rate reported in fiscal 2006. In fiscal 1990, the Company formed a subsidiary known as Neumann Corporation ("Neumann"), which holds a portion of investment securities. Investment income generated by this special purpose investment subsidiary is not included in the Company's Pennsylvania taxable income. Accordingly, the Company believes that it has largely eliminated its future state tax liability through this tax planning strategy and estimates that its current effective tax rate is 35%, solely reflecting federal corporate taxation. The reduction in the Company's average tax rate over the last five fiscal years has primarily been the result of increased investment in tax-exempt municipal securities, the utilization of low income housing tax credits and the increase in BOLI income, which is also tax exempt.

Efficiency Ratio

Reflecting the trends noted previously in the analysis of the Company's income and expenses, the Company's efficiency ratio has increased reflecting the deterioration of core earnings. In this regard, the efficiency ratio has increased from 60.51% in fiscal 2002, to a level of 80.01% reported in fiscal 2006, as operating expenses increased, net interest income diminished and non-interest fee income increased moderately. On a pro forma basis, the efficiency ratio is expected to show some improvement as the net interest income increases with the reinvestment of proceeds, although anticipated operating expense increases (reflecting the public company expense and stock plans expense, diversification and branching) will limit the improvement. Additionally, the Company's efficiency ratio may benefit from FMS's earnings power, particularly after anticipated operating synergies are realized over time.

FMS Earnings Trends

FMS has a history of profitable operations, albeit at fluctuating levels, as earnings diminished from $8.0 million (0.77% of average assets) in fiscal 2002 to $6.2 million (0.49% of average assets) in fiscal 2003. Earnings rebounded to $8.8 million (0.71% of average assets) in fiscal 2004 before recording a steady downward trend in fiscal 2005 and 2006 to equal $5.3 million, or 0.45% of average assets, in fiscal 2006. Similar to the trends noted with respect to the Company's earnings, net income has been subject to downward pressure over the last several years as balance sheet growth has been comparatively modest and as earnings have been negatively impacted by spread compression and increased operating costs. The Company's profitability has been favorably impacted by relatively strong asset quality (loan loss provisions have been limited) and non-operating items have typically been at relatively low levels.

For the fiscal year ended December 31, 2006, FMS's net interest income ratio equaled 2.84% of average assets, which represents a reduction from 3.03% of average assets in fiscal 2004. The declining level of net interest income has been attributable to spread compression, as spreads have reduced from 3.29% in fiscal 2004 to 3.05% in fiscal 2006. Likewise, earnings for the fiscal 2004 to 2006 period have been impacted by rising operating expenses in the absence of asset growth, which has caused the ratio of operating expenses to average assets to increase from 2.30% in fiscal 2004 to 2.68% in fiscal 2006. Growth in FMS's non-interest income has been insufficient to offset the decline in net interest income and increase in operating expenses over the last three fiscal years such that the efficiency ratio has increased from 65.3% in fiscal 2004, to 77.9% in fiscal 2006.

Estimated Pro Forma Impact of FMS Acquisition

Assuming that the FMS merger was completed as of December 31, 2006, and incorporating preliminary purchase accounting adjustments before incorporating the conversion proceeds, on a pro forma basis the FMS acquisition increases the Company's total assets, loans receivable and total deposits by approximately $1.2 billion, $444.2 million and $932.2 million, respectively (see Table 1.1). FMS's lower proportion of loans to total assets results in a reduction of the Company's loans/assets ratio from 72.7% to 60.2% and loans/deposits ratio from 100.2% to 81.4%. At the same time, FMS's modestly higher proportion of deposits results in the deposits/assets ratio increasing from 72.5% to 73.9% on a pro forma basis. Stockholders' equity increases by $106.3 million (reflecting the stock exchange portion of the consideration), while approximately $132.8 million of intangible assets are created. Accordingly, before the Minority Stock Issuance, the Company's tangible equity/assets ratio declines from 11.82% at December 31, 2006 to 6.97% on a pro forma basis.

Pursuant to the purchase method of accounting, the assets and liabilities of FMS will be restated to fair market value as of the date of the acquisition. Also, FMS's existing stockholders' equity will be restated to a zero balance, and the excess of the purchase price over the fair market value of net assets well be recorded as an intangible asset with two components – the amortizing core deposit intangible ("CDI") and the non-amortizing goodwill. Assuming that the acquisition closed as of December 31, 2006, the resulting goodwill and CDI has been estimated at $98.1 million and $34.8 million, respectively.

The Company intends to classify all of the acquired FMS securities as AFS at the time of purchase. The investment portfolio of FMS will be critically evaluated for potential restructuring at the time of the transaction, based on prevailing market conditions and portfolio characteristics at closing. Any gains and losses at the time of restructuring would be limited since the portfolio would have been marked-to-market as of the date of acquisition and incorporated into the calculation of intangible assets.

The pro forma income statement impact of the FMS acquisition is shown in Table 1.2 for the 12 month period ended December 31, 2006. The estimated purchase accounting adjustments reflected in this pro forma earnings calculation consists of CDI amortization, lost reinvestment income on the cash consideration paid to FMS's shareholders and yield adjustments on loans, investments, deposits and borrowings. Cost savings have not been completely determined and will be realized over time, so they have not been incorporated. The $34.8 million CDI estimate has been assumed to be amortized over a 10 year period on a straight-line basis, indicating an annual pre-tax expense of approximately $3.5 million. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, the Company's core earnings have been estimated to decrease from 0.49% of average assets to 0.39% average assets, while increasing by $2.3 million on a dollar basis. The decrease in the Company's ROA before the Minority Stock Issuance is attributable to a lower net interest income ratio (decreasing from 2.72% to 2.68% of average assets) and a higher operating expense ratio (increasing from 2.51% to 2.62% of average assets) largely reflecting the impact of CDI amortization, which were partially offset by a higher non-interest income ratio (increasing from 0.42% to 0.44% of average assets). Based on the foregoing, the Company's efficiency ratio increases from 80.01% to 83.89% as a result of the acquisition, before potential synergies and the conversion reinvestment impact.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- ➢ Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including consumer and commercial lending;
- ➢ Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;
- ➢ Promoting transaction accounts and, when appropriate, longer term CDs;
- ➢ Utilizing longer-term borrowing when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;
- ➢ Maintaining a strong capital level;
- ➢ Increasing non-interest income both through traditional and non-traditional fee generating activities;
- ➢ Limiting investment in fixed assets and other non-earnings assets; and
- ➢ Potentially selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations.

However, notwithstanding the adoption of these interest rate risk management strategies, the repricing of Beneficial's assets and liabilities is not perfectly matched as the Company appears to be liability sensitive in the short-to-intermediate term as evidenced by the decline in the net interest margin as short-term interest rates have increased in recent years. Beneficial evaluates the impact of interest rate risk on "Income at Risk" using an earnings simulation model to project earnings under multiple interest rate environments over both 12 month and 24 month time horizons resulting in a quantification of interest rate risk. Specifically, the Company's management generally simulates changes to net interest income pursuant to interest rate scenarios which assume a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of an instantaneous, parallel change in market interest rates of plus or minus 200 basis points for all projected future cash flows. As of December 31, 2006, the Company's estimated exposure reflects a liability sensitive position, as net income would increase by 8.60% pursuant to a 200 basis point reduction in interest rates while the EVE would increase by 3.91%. Conversely, pursuant to a 200 basis point increase in interest rates, net income and EVE would diminish by 5.20% and 15.05%, respectively.

Basis Point Change in Rates	-200	Base Forecast	+200
	(Dollars in Thousands)		
Net Interest Income at Risk:			
Net Interest Income	$71,952	$70,480	$69,612
% Change	2.09%		(1.23)%
Net Income at Risk:			
Net Income	$11,773	$10,841	$10,277
% Change	8.60%		(5.20)%
Economic Value at Risk:			
Equity	$393,596	$378,781	$321,776
% Change	3.91%		(15.05)%

Source: Prospectus.

Management of interest rate risk by FMS is conducted in a similar manner as the Company, although FMS also evaluates the change in the net portfolio value ("NPV") pursuant to a sustained and permanent increase in interest rates over a downward range of 200 basis points and an upward increase of up to 300 basis points. As of December 31, 2006, the FMS analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 390 basis point reduction in FMS's net portfolio value ratio (relative to the base ratio) and would result in a post-shock NPV ratio equal to 8.81%. Like Beneficial, FMS maintains a liability sensitive repricing structure and, thus, rising interest rates in recent periods have adversely impacted its net interest margin.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets, initially federal funds, and the increase in the Company's capital will lessen the proportion of interest rate sensitive liabilities that fund assets.

Lending Activities and Strategy

The lending strategy reflects: (1) the Company's historical strengths in the areas of mortgage and commercial lending and to take advantage of perceived opportunities; (2) the relatively strong economy and favorable growth trends in the Company's markets; and

(3) industry consolidation which has led to certain customer alienation towards the large bank holding companies headquartered out of market.

Throughout most of its history, the Company's primary emphasis was the origination of 1-4 family residential mortgages. More recently, The Company has implemented a two-prong lending strategy: (1) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans ("C&I loans"); and (2) lending to consumers including both mortgage and home equity lending as well as auto and other consumer non-mortgage lending. This strategy is clearly evidenced in the Company's loan portfolio composition, as noted earlier. Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8.

As of December 31, 2006, permanent mortgage loans secured by 1-4 family properties totaled $279.6 million, or 16.6% of total loans, while home equity lines of credit and term home equity loans totaled an additional $384.4 million or 22.9% of total loans. Together, residential mortgage loans, home equity loans and line of credit loans totaled $663.9 million, equal to 39.5% of total loans. Consistent with the Company's community banking strategy, the Company offers a wide array of products and services and has diversified its loan portfolio with mortgages secured by commercial properties, including commercial properties under construction, totaling $409.7 million, equal to 24.4% of loans. Commercial business loans total $98.6 million, or 5.9% of total loans, as of December 31, 2006. Consumer loans, excluding home equity were comprised of auto loans ($232.7 million or 13.8% of total loans) and other consumer installment debt ($265.9 million or 15.8% of total loans).

In the future, the Company will seek further diversification consistent with community bank operations, including efforts to originate and service small business lending and deposit relationships. Accordingly, the future lending emphasis will be on building the portfolio of commercial real estate mortgage loans and C&I loans. Residential mortgage including home equity lending will remain an important component of the Company's lending emphasis while management will continue to seek to build the consumer loan portfolio. In this regard, management will remain watchful of competitive and economic conditions and will continue to build its commercial lending orientation. It is management's belief that the continued growth in the commercial and consumer lending areas will enhance the Company's profitability and consistency of earnings.

The Company has made and will continue to make loans for the purchase or financing of various types of commercial real estate. The Company's commercial real estate loan portfolio is comprised of both loans originated in-house as well as those originated through broker relationships and purchased participations are typically secured by properties in the Philadelphia metropolitan area, as well as other contiguous markets in eastern Pennsylvania, southern New Jersey and Delaware. The commercial real estate properties are predominantly non-residential properties such as office buildings, shopping centers, retail strip centers, industrial and warehouse properties and, to a lesser extent, more specialized properties such as churches, restaurants and motel/hotels and multi-family dwelling units to a limited extent. Additionally, land development and construction loans are an important element of the Company's commercial lending strategy as noted below.

Most of the Company's commercial real estate loans are written as five-year adjustable-rate and typically have amortization periods of up to 25 years. Margins above an index rate vary based on the borrower, term of the loan, underlying collateral value and other characteristics of the loan. Many commercial mortgage loans carry prepayment penalties extending over the first several years of the loan.

In the underwriting of commercial real estate loans, the Company generally lends up to 75% of the property's appraised value and 65% in the case of land development loans. In evaluating a proposed commercial real estate loan, the Company emphasizes primarily the ratio of the property's projected net cash flow to the loan's debt service requirement (generally requiring a ratio of 120%), computed after deduction for realistic vacancy factors and property expenses. In addition, a personal guarantee of the loan is generally required from the principal(s) of the borrower.

Commercial business loans comprise a growing segment of the loan portfolio and equaled approximately 5.9% of total loans as of December 31, 2006. The Company intensified its efforts to increase the business loan portfolio over the last decade, and management expects that ongoing regional consolidation may facilitate its marketing efforts in this regard. The

Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. Such loans may be either secured or unsecured to customers in the local market area, typically for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of credit lines are generally one year but may be extended at the option of the Company; C&I term loans may be for periods of up to seven years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to the Wall Street Journal Prime rate or a short-term LIBOR index.

Construction and land development lending has been an important component of the Company's commercial lending strategy. The Company originates in-market residential and commercial land development and construction loans to shorten the average duration of assets, and support asset yields. The Company generally limits such loans to known builders and developers with established relationships with the Company. The majority of the Company's construction lending is within the Philadelphia metropolitan area. Construction loans generally have variable rates of interest indexed to the Prime rate or LIBOR, terms of up to two years and loan-to-value ("LTV") ratios up to 65%. Land development loans are typically tied to the construction of residential housing and are generally limited to local developers with whom the Company has established relationships for the purpose of developing residential subdivisions (i.e., installing roads, sewers, water and other utilities), as well as loans to individuals to build lots.

In general, commercial credit decisions are based upon a comprehensive credit assessment of the borrower, including the applicant's ability to repay in accordance with the proposed terms, and the applicant's perceived character and capacity to manage their business. Personal guarantees of the principals are generally required. In addition to an evaluation of the loan applicant's financial statements, a determination is made of the probable adequacy of the primary and secondary sources of repayment to be relied upon in the transaction. Credit agency reports and other references are checked to assess the applicant's credit history. The collateral supporting a secured transaction also is analyzed to determine its marketability in the event of foreclosure.

The Company originates both fixed rate and adjustable rate 1-4 family loans; the Company's general philosophy is to seek to originate adjustable rate loans or fixed rate loans (short-term maturities of 15 years or less). In this regard, the majority of the fixed rate residential loans originated with maturities in excess of 15 years are sold into the secondary market. The Company originates one-to-four family loans up to an LTV ratio of up to 97.0%, with private mortgage insurance ("PMI") being required for loans in excess of an 80.0% LTV ratio (or 90.0% pursuant to a special loan program targeted to low income borrowers). The substantial portion of 1-4 family mortgage loans originated by the Company are secured by residences in the Philadelphia metropolitan area. The balance of residential mortgage loans has been relatively flat over the last five fiscal years, and has diminished in proportion to total loans as the Company has focused on originating commercial mortgage as well as home equity and auto loans.

Growth in home equity lending has been an important factor in the overall growth of the loan portfolio over the last five fiscal years, as home equity loans and lines of credit have increased from a balance of $213.9 million (15.4% of total loans) in fiscal 2002, to $384.4 million (22.9% of total loans) as of the end of fiscal 2006. Home equity loans are originated with fixed interest rates with terms of up to 20 years while home equity lines of credit have adjustable rates tied to the Prime rate. Important from a credit risk perspective, the Company holds the first mortgage lien on the majority of its home equity loans.

The consumer loan portfolio, excluding home equity loans, consists primarily of automobile loans and other forms of non-mortgage consumer credit, including loans secured by boats or recreational vehicles ("RVs"). Auto loans originated indirectly comprise the bulk of auto loans (principal balance of $232.7 million or 13.8% of total loans as of December 31, 2006). Automobile loans are originated through relationships with approximately 80 automobile dealerships in eastern Pennsylvania and New Jersey. Auto loans are secured by both new and late model used cars and are originated in a procedure whereby the underwriting process has been essentially automated while all the servicing and collections are performed by in-house staff.

Most of the marine and RV loans are large balance loans with outstanding balances typically in the range of $150,000 to $200,000. The majority of the marine and RV loans are originated on an indirect basis through a loan broker with dealer relationships in southern New Jersey and eastern Pennsylvania. Borrowers typically reside in the eastern U.S. and primarily consist of high net worth individuals and LTV ratios are relatively low. RV and marine loan portfolio, loan delinquencies and loan chargeoffs have historically been limited.

Exhibit I-8 provides a summary of the Company's recent lending activities. The Company's lending volume has fluctuated in a relatively narrow range over the last five fiscal years, reflecting that growth in the overall portfolio balance has been comparatively moderate. Total loans originated have ranged from a low of $519.9 million in fiscal 2006, to a high of $795.0 million in fiscal 2003. The volume of consumer loans originated has typically exceeded that of mortgage loans. The increase in the commercial mortgage loan volume over the last five years, from $60.1 million in fiscal 2002, to $185.2 million in fiscal 2006, and C&I loans, from $13.0 million in fiscal 2002 to $44.6 million in fiscal 2006, reflects the Company's lending emphasis.

Most permanent residential mortgage loans are originated through an in-house staff of salaried loan officers. Commercial mortgage loans are generated both through an in-house staff of nine loan officers as well as though broker relationships and loan participations purchased from other local financial institutions. Similarly, with respect to home equity lending, the Company supplements in-house originations through broker-generated referrals while the majority of the Company's auto, marine and RV loans are originated on an indirect basis.

Loan sales have been relatively limited for the Company and have consisted primarily of conforming 1-4 family permanent mortgage loans. Loan sales totaled $8.6 million in fiscal 2006.

<u>Asset Quality</u>

The Company's asset quality has been relatively good over the last five fiscal years, notwithstanding the Company's increasing emphasis on higher risk weight lending. Specifically, as reflected in Exhibit I-9, the balance of non-performing assets ("NPAs") in the Company's portfolio has remained relatively stable, fluctuating in a range from $9.1 million (0.13% of assets in 2004) to $11.0 million (0.12% in fiscal year 2006). The Company's NPAs as of December 31, 2006, were comprised of non-performing loans ("NPLs") with a balance of $8.2 million and real estate owned ("REO") of $2.8 million. At that date, the Company's loan loss reserves equaled $17.4 million, or 1.03% of total loans outstanding. The reserve coverage as a percent of non-performing loans equaled 158.5%.

In general, credit quality problems experienced by FMS have not been significant in recent years. As of December 31, 2006, FMS's NPAs totaled $2.9 million, or 0.24% of assets (See Exhibit I-9B). FMS maintained valuation allowances of $5.4 million at December 31, 2006, equal to 1.18% of loans receivable and 186.60% of NPAs.

The Company's management reviews and classifies loans on a regular basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. Additionally, the Company maintains an independent review function which consists of an internal analysis of all major loans and credit concentrations with total balances in excess of $5.0 million.

Funding Composition and Strategy

Deposits have been the Company's primary source of funds and, at December 31, 2006, deposits accounted for 85.0% of the Company's funding composition. Exhibit I-11 provides recent historical detail of the Company's deposit composition. CDs comprise the largest component of the Company's deposit composition, and have represented a growing portion of the deposit base over the last three fiscal years, notwithstanding management's efforts to increase savings and transaction accounts. Since the end of fiscal 2004, CD balances have increased from $699.1 million, or 43.7% of deposits to $893.9 million, or 53.6% of total deposits as of the end of fiscal 2006. Accordingly, the balance of savings and transaction accounts has diminished from 56.3% of deposits at the end of fiscal 2004, to 46.4% of deposits at the end of fiscal 2006. Management attributes a portion of the shift in the deposit composition to rising short term interest rates which have made CDs comparatively more attractive to core deposit rates.

The current CD composition reflects a high concentration of short-term CDs (maturities of one year or less). As of December 31, 2006, CDs totaled $893.9 million, or 53.6% of total deposits, of which 83.5% were scheduled to mature in one year or less (see Exhibit I-12). As of December 31, 2006, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to

$163.9 million, or 18.3% of total CDs. The Company occasionally utilizes brokered deposits, which totaled $35.0 million as of December 31, 2006.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity, but also in wholesale leverage transactions. As of December 31, 2006, As of December 31, 2006, the Company's borrowings totaled $294.9 million, equal to 12.8% of total assets, consisting of FHLB advances ($196.6 million or 8.5% of assets) and other borrowed funds ($98.3 million or 4.3% of assets) primarily comprised of reverse repurchase agreements. Maturities on the Company's portfolio of borrowed funds extend out for more than five years. Borrowed funds have been employed both as a liquidity management tool (to bolster funds when deposits fall short of the Company's requirements), as an earnings tool (to increase interest-earning assets through leverage), and as an interest rate risk management tool (a means of locking in longer term funds). Exhibit I-13 provides detail of the Company's use of borrowed funds as of December 31, 2006.

Exhibit I-11B sets forth FMS's deposit composition in recent years. As of December 31, 2006, deposits held by FMS totaled $933.1 million while borrowings, consisting of reverse repurchase agreements and trust preferred securities totaled $115.0 million and $51.5 million, respectively. FMS's deposit base composition is heavily weighted toward savings and transaction accounts as CDs comprised only 24.8% of total deposits as of December 31, 2006. Transaction and savings accounts represent the largest component of FMS's deposit composition, with such deposits accounting for 75.2% of FMS's total deposits as of December 31, 2006. Checking accounts comprised the largest component of FMS's transaction and savings deposits, with non-interest bearing and NOW accounts totaling $194.2 million (20.8% of deposits) and $217.4 million (23.3% of deposits), respectively. CDs equaled $231.8 million for FMS as of December 31, 2006, equal to 24.8% of deposits.

On a pro forma basis, the Company may experience some deposit outflow from FMS as several branches may be consolidated and as the Company's deposit pricing is implemented in the FMS branches. At the same time, the expanded New Jersey presence may enhance the ability to attract New Jersey-based depositors.

<u>Subsidiary</u>

The Bank is the Company's only subsidiary. The Bank has six active wholly-owned subsidiaries and a minority interest in another company.

Beneficial Investment Center, LLC is a Pennsylvania Limited Liability Company formed in 2000 for the purpose of offering investment and insurance related products, including, but not limited to, fixed- and variable-rate annuities and the sale of mutual funds and securities through INVEST, a third party broker dealer.

Neumann Corporation, which was formed in 1990, is a Delaware Investment Holding Company and holds title to various Beneficial Mutual Savings Bank securities and other investments.

Beneficial Insurance Services, LLC is a Pennsylvania Limited Liability Company formed in 2005 for the purpose of acquiring the assets of the Philadelphia-based insurance brokerage firm, Paul Hertel & Co., Inc., which provides property, casualty, life, health and benefits insurance services to individuals and businesses. Hertel continues to do business under its own name. Beneficial Insurance Services, LLC also owns a 51% interest in another insurance agency, Graphic Arts Insurance Agency.

BSB Union Corporation was formed in 1994 for the purpose of engaging in the business of owning and leasing automobiles. In 1998, BSB Union Corporation obtained approval to hold an interest in a "titling trust."

St. Ignatius Senior Housing I, L.P., is a limited partnership sponsored by Ignatius Nursing Home and formed in 2002. The limited partnership was sponsored as an affordable housing project providing low income housing tax credits pursuant to Section 42 of the Internal Revenue Code.

Beneficial Abstract, LLC is a title insurance company that the Bank purchased a 40% ownership interest in 2006. The Company has determined to terminate its participation in this subsidiary.

Legal Proceedings

The Company and FMS are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company and FMS.

II. MARKET AREA

Introduction

The Company currently operates from 38 full-service locations in Chester, Delaware, Montgomery, Philadelphia and Bucks Counties in Pennsylvania and one full-service location in Mt. Laurel, New Jersey. The Company has grown to its current 39 office network, and primarily serves the Pennsylvania markets within the Philadelphia metropolitan area on a retail basis. With the acquisition of FMS, the Company will expand its office network into a broad area of nearby New Jersey. Specifically, FMS operates a total of 42 offices, including 37 offices in Burlington County where FMS is headquartered and operations have historically been centered, four offices in Camden County and one office in Mercer County. As noted above, the Company only operates one office in New Jersey presently and thus, the acquisition of FMS will substantially enhance the Company's market share in Burlington County. All of the counties where the Company will operate branches after the acquisition of FMS are located in the Greater Philadelphia area and all but Mercer County are included in the Philadelphia Metropolitan Statistical Area ("MSA"); the MSA also encompasses two additional nearby counties in New Jersey and one county in both Delaware and Maryland.

The Philadelphia MSA is the nation's fourth largest metropolitan region in terms of total population. Based on 2005 census data, the MSA population was estimated at 5.8 million. The eight counties served by the Company's branches (after acquisition) had a total population of approximately 5.3 million. The Philadelphia area economy is typical of most large Northeast and Midwest cities where the traditional manufacturing-based economy has diminished somewhat in favor of service sector growth. The service employment growth has enhanced the MSA's economic diversity, and regional employment today is derived from a variety of employment sectors.

Montgomery, Bucks, Chester, and Delaware Counties as well as the southwestern New Jersey counties of Burlington and Camden are bedroom communities for commuters to nearby Philadelphia, although suburban employment has continued to grow as many businesses have found nearby locations to be attractive given the proximity to highly educated and affluent residents. The economy of the Company's market has become increasingly diverse as the Philadelphia metropolitan area has grown based on several factors including: (1) the location in the heart of the Boston-to-Richmond megalopolis, coupled with its convenience to the Philadelphia core city area; (2) the presence of a highly educated workforce which is supported by a high quality public education system and presence of a variety of colleges and universities locally; and (3) diversity of the local economy as traditional employers in the manufacturing and financial services industry have been bolstered by growth in the life sciences and healthcare industries as well as the information technology and communication sectors.

The Philadelphia MSA today is a major center for financial services, and the Company competes with a number of very large financial institutions that are either headquartered or maintain office networks in southeastern Pennsylvania or southwestern New Jersey. Some of the larger commercial banks operating in the MSA include Wachovia, PNC Bank Corp and Citizens Bank. The Company also competes with a number of large savings institutions that maintain branches in or are headquartered in southeastern Pennsylvania or southwestern New Jersey, including Sovereign Bank and Willow Financial Bank. Overall, the magnitude of the competition that the Company faces is apparent with more than 2,000 financial institution branches in the eight county market area (excluding credit unions). These numbers do not include competition from mortgage banking companies, investment houses, mutual funds and many other financial services providers.

A map showing FMS and the Company's office coverage is set forth in Exhibit II-1 and details regarding the Company's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-2.

Future growth opportunities for the Company depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company and will be factored into our valuation analysis accordingly.

Market Area Demographics

Key demographic and economic indicators in the Company's market include population, number of households and household/per capita income levels. Trends in these key measures are summarized by the data presented in Table 2.1 from 2000 to 2006 and projected through 2011. Data for the nation as well as for Pennsylvania and New Jersey are included for comparative purposes. Growth trends for the counties in Pennsylvania ranged from 1.8% in Chester County (above state, MSA, and national trends) to a declining 0.5% rate in Philadelphia County, illustrating the movement of people from Center City Philadelphia to the suburban markets surrounding the city. Montgomery and Bucks Counties were moderate, exceeding the average for the state and the metropolitan area but falling slightly below the national average (see Table 2.1). Delaware County fell slightly below state, metropolitan area, and national averages. Growth trends for the New Jersey market area ranged from 1.3% in Burlington County to 0.4% in Camden County. Burlington County exceeded the state and MSA trends, while mirroring the national trend. Camden County fell below the comparative growth trends and Mercer County fell below the comparative national trend, but exceeded the trends for the State of New Jersey and the MSA. Overall, the eight counties appear to provide relatively attractive growth potential for the Company as the counties: (1) demonstrate relatively strong population and household growth trends; and (2) exhibit above average wealth in terms of income levels and median home value. Importantly, the generally favorable characteristics exhibited by the Company's markets have also been perceived by other financial institutions, which have intensified the level of competition as well.

The size and scope of the Company's markets is evidenced by the demographic data in Table 2.1 which shows that as of 2006, the total population of the market area ranged from a high of 1,472,000 in Philadelphia County, PA, to a low of 372,000 in Mercer County, NJ, respectively, resulting in an aggregate population base of 5.3 million for the primary market area overall. As referenced above, population growth has been in the range of -0.5% to 1.8% annually over the last several years reflecting the attractiveness of the area as an area to live and work. Growth in households for the eight counties has paralleled trends with respect to population for 2006.

Table 2.1
Beneficial Mutual Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2006	2011	2000-2006	2006-2011
Population (000)					
United States	281,422	303,582	323,786	1.3%	1.3%
Pennsylvania	12,281	12,590	12,833	0.4%	0.4%
New Jersey	8,414	8,854	9,202	0.9%	0.8%
Philadelphia MSA	5,687	5,894	6,068	0.6%	0.6%
Bucks County, PA	598	635	661	1.0%	0.8%
Chester County, PA	434	483	530	1.8%	1.9%
Delaware County, PA	551	557	558	0.2%	0.0%
Montgomery County, PA	750	781	805	0.7%	0.6%
Philadelphia County, PA	1,518	1,472	1,440	-0.5%	-0.4%
Burlington County, NJ	423	458	487	1.3%	1.3%
Camden County, NJ	509	521	529	0.4%	0.3%
Mercer County, NJ	351	372	387	1.0%	0.8%
Households (000)					
United States	105,480	114,050	121,863	1.3%	1.3%
Pennsylvania	4,777	4,937	5,057	0.6%	0.5%
New Jersey	3,065	3,215	3,345	0.8%	0.8%
Philadelphia MSA	2,134	2,221	2,294	0.7%	0.7%
Bucks County, PA	219	232	242	1.0%	0.9%
Chester County, PA	158	176	194	1.8%	1.9%
Delaware County, PA	206	211	212	0.4%	0.1%
Montgomery County, PA	286	301	311	0.8%	0.7%
Philadelphia County, PA	590	579	568	-0.3%	-0.4%
Burlington County, NJ	154	169	181	1.5%	1.4%
Camden County, NJ	186	191	194	0.5%	0.3%
Mercer County, NJ	126	133	139	0.9%	0.8%
Median Household Income ($)					
United States	$42,164	$51,546	$60,704	3.4%	3.3%
Pennsylvania	40,108	50,132	60,151	3.8%	3.7%
New Jersey	55,083	66,848	78,250	3.3%	3.2%
Philadelphia MSA	48,201	60,753	73,304	3.9%	3.8%
Bucks County, PA	59,726	76,234	94,447	4.2%	4.4%
Chester County, PA	64,836	83,001	104,131	4.2%	4.6%
Delaware County, PA	50,104	63,220	76,297	4.0%	3.8%
Montgomery County, PA	60,868	77,383	95,844	4.1%	4.4%
Philadelphia County, PA	30,781	38,168	45,767	3.7%	3.7%
Burlington County, NJ	58,689	71,857	83,972	3.4%	3.2%
Camden County, NJ	48,111	57,793	66,850	3.1%	3.0%
Mercer County, NJ	56,879	69,512	81,369	3.4%	3.2%

Table 2.2 (continued)
Beneficial Mutual Bancorp, Inc.
Summary Demographic Data

Per Capita Income ($)					
United States	$21,587	$27,084	$32,982	3.9%	4.0%
Pennsylvania	20,880	26,797	33,188	4.2%	4.4%
New Jersey	27,006	34,209	41,478	4.0%	3.9%
Philadelphia MSA	23,972	31,125	38,915	4.4%	4.6%
Bucks County, PA	27,430	36,137	45,889	4.7%	4.9%
Chester County, PA	31,627	41,904	53,584	4.8%	5.0%
Delaware County, PA	25,040	32,770	41,217	4.6%	4.7%
Montgomery County, PA	30,898	40,652	51,202	4.7%	4.7%
Philadelphia County, PA	16,509	20,913	25,696	4.0%	4.2%
Burlington County, NJ	26,339	33,692	41,190	4.2%	4.1%
Camden County, NJ	22,354	27,940	33,444	3.8%	3.7%
Mercer County, NJ	27,914	35,717	43,674	4.2%	4.1%

2006 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	22.7	25.8	31.8	19.8
Pennsylvania	23.5	26.3	32.2	18.0
New Jersey	16.8	20.2	32.3	30.8
Philadelphia MSA	19.4	22.0	32.6	26.1
Bucks County, PA	11.3	18.4	35.0	35.2
Chester County, PA	10.4	16.9	31.5	41.1
Delaware County, PA	16.6	23.0	33.6	26.9
Montgomery County, PA	11.3	18.5	34.8	35.4
Philadelphia County, PA	35.1	26.4	26.5	12.1
Burlington County, NJ	11.4	20.6	37.0	31.0
Camden County, NJ	20.0	23.3	33.4	23.4
Mercer County, NJ	16.4	19.5	31.9	32.2

Source: ESRI

Median household income levels in the markets served by the Company are generally highly favorable in comparison to both the state and national averages. The median household income levels ranged from $83,001 in Chester County to $38,168 in Philadelphia County, compared to the State of Pennsylvania's average $50,132. Within the New Jersey markets, only Camden County was below the state average of $66,848. Likewise, per capita income levels as of 2006 were above the state and national aggregates for the majority of the counties. Household income distribution patterns provide empirical support for earlier statements regarding the affluent nature of the Company's market as approximately 12% to 35% of all households had income levels in excess of $100,000 annually in 2006. The relatively high levels of personal income and expected income growth are evidence of the strong fundamentals of the local economy.

Summary of Local Economy

Local Economy

The economy of the Company's markets is relatively diverse and has several significant components. Employment data, shown in Table 2.2, indicates that trade, transportation, and utilities are the most prominent sector of the economy of the Greater Philadelphia region, comprising approximately 18.8% of total employment. The next largest component of the economy of the market is education and health services, which approximates 18.1% of total employment, followed by professional and business services (approximating 14.9% of employment) and government (approximating 13.9% of total employment).

Growth sectors of the local economy included the life science and healthcare industries, whose expansion has been fostered by the presence of major research universities, locally and a highly educated technically proficient workforce. Similarly, growth in information technology and communications industries is reflective of many of these same factors. The market area's core industries with emphasis on those which are perceived to be supporting future growth have been described below.

Table 2.2
Beneficial Mutual Bancorp, Inc.
Employment by Sector


GREATER PHILADELPHIA'S EMPLOYMENT by SECTOR
Natural Resources, Mining and Construction 4.4%
Manufacturing 7.9%
Trade, Transportation and Utilities 18.8%
Information Services 2.0%
Financial Activities 7.9%
Professional and Business Services 14.9%
Education and Health Services 18.1%
Leisure and Hospitality 7.6%
Other Services 4.5%
Government 13.9%

Source: Global Insight, July, 2006.

Financial Services. The financial services sector has always been an important element of the economy of the Philadelphia metropolitan area and continues to be important to this day. As reflected in Table 2.3, Montgomery County has several well-known insurers with major operations there including Prudential (Dresher employing 6,568) and Aetna US Healthcare (Blue Bell employing 3,524). Moreover, the Vanguard Group is the largest employer in nearby Chester County with 8,000 employees and there are numerous other large financial services industry employers within the Greater Philadelphia region.

Bio-technology and Pharmaceutical Industries. The Philadelphia metropolitan area is one of the leading regions of the world for biotech and pharmaceutical research and development. In this regard, 80% of the world's largest pharmaceutical companies have a

Table 2.3
Beneficial Mutual Bancorp, Inc.
Largest Employers in the Greater Philadelphia Region

Company	Employment	City	County	State	Product/Service
University of Pennsylvania	22,605	Philadelphia	Philadelphia	PA	Education, Research, Health Care
Jefferson Health System	14,317	Philadelphia	Philadelphia	PA	Health Care
MBNA	10,500	Wilmington	New Castle	DE	National Commerical Bank, Credit Card Processing
Merck & Co.	10,000	West Point	Montgomery	PA	Pharmaceutical Products
Du Pont	9,906	Wilmington	New Castle	DE	Plastic Materials, Industrial Organic Chemicals
Christiana Health Care System	9,500	Wilmington	New Castle	DE	Health Care
Vanguard Group, Inc.	8,000	Valley Forge	Chester	PA	Investment Services Firm
Crozer-Keystone Health System	7,026	Springfield	Delaware	PA	Health Care
Tenet Health Systems	7,002	Philadelphia	Philadelphia	PA	Health Care
Prudential	6,568	Dresher	Montgomery	PA	Financial Services
Lockheed Martin	6,500			NJ/PA	Guided Missles and Space Vehicles
Children's Hospital of PA (CHOP)	6,200	Philadelphia	Philadelphia	PA	Children's Hospital
JP Morgan Chase	5,900	Wilmington	New Castle	DE	Financial Services
Cendant Mortgage Corporation	5,481	Mt. Laurel	Burlington	NJ	Mortgages and Financial Institutes
Independence Blue Cross	5,040	Philadelphia	Philadelphia	PA	Ins., Hospital, and Medical Service
Allied Security	5,000	King of Prussia	Montgomery	PA	Security Officer Services
Rosenbluth International	5,000	Philadelphia	Philadelphia	PA	Travel Management Services
Abington Memorial Hospital	4,586	Abington	Montgomery	PA	Teaching Hospital
Boeing	4,400	Ridley Park	Delaware	PA	Aerospace Manufacturing
Verizon Communications	4,270	Philadelphia	Philadelphia	PA	Telecommunications
Cardone Industries, Inc.	4,091	Philadelphia	Philadelphia	PA	Automotive Maunfacturer
The Cooper Health System	3,951	Camden	Camden	NJ	Health Care
University of Delaware	3,800	Newark	New Castle	DE	Higher Education
Aetna U.S. Healthcare	3,524	Blue Bell	Montgomery	PA	Hospital and Medical Service Plans
QVC, Inc.	3,500	West Chester	Chester	PA	E-Commerce
Siemens Medical Solutions Health	3,400	Malvern	Chester	PA	Professional Services to Health Organizations
United Parcel Post	3,273	Philadelphia	Philadelphia	PA	Integrated Package Delivery Company
Virtua Health	3,266	Marlton	Burlington	NJ	Health Care
Comcast Corporation	3,000	Philadelphia	Philadelphia	PA	Cable and TV Services
Genuardi's Family Markets	2,896	Norristown	Montgomery	PA	Retail Food Supermarket
Mercy Health System	2,816	Philadelphia	Philadelphia	PA	Health System
Wyeth Pharmaceutical and Research	2,633	Collegeville	Montgomery	PA	Pharmaceutical Products
Bank One Card Services	2,600	Wilmington	New Castle	DE	Payment Business
Alfred I. DuPont Hospital for Children	2,500	Wilmington	New Castle	DE	Full Service Hospital for Children
GlaxoSmithKline	2,500	Philadelphia	Philadelphia	PA	Pharmaceutical Research and Development
Jevic Transportation, Inc.	2,445	Delanco	Burlington	NJ	Truckload Services
Commerce Bank	2,444	Cherry Hill	Camden	NJ	Financial Service Retailer
Kennedy Health System	2,441	Voorhees	Camden	NJ	Health Care Delivery System
The Chrysler Group/Daimler Chrysler	2,400	Newark	New Castle	DE	Manufactures SUV Bodies
Wilmington Trust	2,332	Wilmington	New Castle	DE	Banking and Financial Services
Quest Diagnostics	2,321	Collegeville	Montgomery	PA	Health Care Testing and Services
The PNC Financial Services Group	2,244	Philadelphia	Philadelphia	PA	Banking and Financial Services
Holy Redeemer Health System	2,223	Huntington	Montgomery	PA	Health System
Mercy Fitzgerald Hospital	2,200	Darby	Delaware	PA	An Acute-Care, Teaching Hospital
Elwyn, Inc.	2,190	Media	Delaware	PA	Human Services Serving Adults and Children with Disabilities
Drexel University	2,181	Philadelphia	Philadelphia	PA	Higher Education
Fox Chase Cancer Center	2,092	Philadelphia	Philadelphia	PA	Cancer Research, Treatment, and Community Outreach
Aramark	2,000	Philadelphia	Philadelphia	PA	Food and Facilities Management

Sources: Philadelphia Business Journal Book of Lists, 2005
The Business Ledger of Delaware Book of Lists, 2005

presence in the region including such market leaders as Wyeth, GlaxoSmithKline, Merck, Centocor, and Cephalon. The Danish pharmaceutical company, H. Lundbeck A/S plans to locate its new U.S. commercial headquarters to the Greater Philadelphia market and Osstem Co. Ltd., a South Korean firm, will invest over $70 million in a new manufacturing facility in Bucks County, anticipating the creation of 600 jobs over the next five years.

Such companies have established operations in the Philadelphia area owing to the presence of critical infrastructure including the presence or world class universities and research centers, an extensive pool of highly educated talent, the availability of venture capital, and a supportive business environment.

The market area as one of the most attractive residential locations in the Philadelphia region has garnered a disproportionate share of the bio-technology and pharmaceutical activity, particularly in Montgomery County where Merck employs 10,000 at a major manufacturing research facility, while other such companies, like Wyeth Pharmaceutical and Research employ thousands of additional workers.

Health Care. Many of the same factors leading to the growth of the bio-tech and pharmaceuticals industries have also made the market area a center for health care. In this regard, there are a variety of primary and secondary health care facilities in the market area with Jefferson Health System (14,317 employees) in Philadelphia County, Crozer-Keystone Health System (7,026 employees) in Delaware County, The Cooper Health System (3,951 employees) in Camden County and Virtua Health (3,266 employees) in Burlington County being among the largest.

Science and Technology. The Philadelphia area is a center for science and technology employment, supported by the 42,000 engineers, 25,000 scientists and 61,000 computer professionals who work in the metropolitan area. Additionally, area colleges graduate 55,000 each year to bolster the available pool of educated workers. Furthermore, the area's high concentration of major science, technology and large businesses that utilize technology (e.g., Lockheed Martin, Boeing, SAP, Siemens, GlaxoSmithKline, Merck, the U.S. Navy and others) has created numerous spin-off business opportunities, supports cluster development and act as magnets for other companies to locate to the market area.

The market area has substantial employment in the science and technology fields. For example, Lockheed Martin employs approximately 6,500 people throughout Pennsylvania and New Jersey, Boeing is the second largest employer in Delaware County with 4,400 employees and Merck & Co., based in Montgomery County, employs 10,000 workers.

Unemployment Trends

Unemployment trends in the market area, Pennsylvania, and New Jersey are displayed in Table 2.4. The market area unemployment rates are typically lower than state and national averages, which is consistent with historical trends and is reflective of the relative strength and vitality of the targeted market area. The rate of unemployment in Philadelphia has typically been above the average for Pennsylvania as well as the national average reflecting pockets of very high unemployment levels in inner city areas. Additionally, unemployment rates in the market area have been trending downward reflecting favorable economic trends, both locally, regionally and nationally.

Table 2.4
Beneficial Mutual Bancorp, Inc.
Market Area Unemployment Trends

	As of December			
	2003	2004	2005	2006
United States (1)	5.7%	5.4%	4.9%	4.5%
Pennsylvania	5.5	5.3	4.7	4.6
New Jersey	5.5	4.4	4.6	4.2
Bucks County, PA	4.1	3.9	3.5	3.4
Chester County, PA	3.3	2.9	2.9	2.8
Montgomery County, PA	4.0	3.3	3.2	3.1
Delaware County, PA	4.4	4.1	3.8	3.7
Philadelphia County, PA	6.8	6.4	5.9	5.8
Burlington County, NJ	4.1	3.3	3.6	3.3
Camden County, NJ	5.3	4.5	4.6	4.2
Mercer County, NJ	4.3	3.5	3.8	3.4

(1) Seasonally adjusted.

Sources: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

Competition among financial institutions in the Company's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company's products and services is expected to become increasingly competitive. Community-sized institutions such as the Company typically compete with larger institutions on pricing or operate in a "niche" that will allow for operating margins to be maintained at profitable levels. The Company's business plan reflects elements of both strategies.

Table 2.5 displays deposit market trends over recent years for the market area of Beneficial and FMS as of June 30, 2006. Annual deposit growth was under 10.5% over the last several years for Delaware County (5.5%), Camden County (7.4%), Bucks County (7.0%), and Mercer County (10.1%), respectively. Annual deposit growth was above 10.5% for the remaining counties in the market area, including Chester County (10.6%), Burlington County (17.8%), Philadelphia County (19.1%), and Montgomery County (23.8%). The market is dominated by commercial banks in all of the market area counties except Montgomery County, where savings institutions hold the largest market share with 52%. Commercial banks have the most significant presence in Camden County with approximately 84% market share. Competition for deposits in Pennsylvania and New Jersey in general is intense, as the overall size, wealth, and growth trends of the Greater Philadelphia region make it very attractive to financial institutions. Several large superregional institutions operate in the Company's markets as well as a relatively large number of community banks. The Company's annual deposit growth was moderate, with the highest growth rate in Montgomery County approximating 9%, with all the counties, except Chester County showing positive growth during the period covered in Table 2.5. The Company's largest market share as of June 30, 2006 was in Delaware County, at 3.52%, ranking seventh. The Company only operates one office in New Jersey presently and thus, the acquisition of FMS will substantially enhance the Company's market share in Burlington County (i.e., increase the market rank to third) and the Company will operate the most branches of any financial institution in the County prior to any potential branch consolidations or closures, while FMS's Camden County office will represent a market entrée into this contiguous New Jersey markets. The proceeds from the Offering and the simultaneous

Table 2.5
Beneficial Mutual Bancorp, Inc.
Bucks County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	67	$2,006,634	$2,163,460	$2,392,754	20.00%	9.20%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	27	$1,198,528	$1,299,155	$1,420,044	11.87%	8.85%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	18	$912,621	$1,081,083	$1,331,295	11.13%	20.78%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	23	$608,097	$667,395	$738,145	6.17%	10.18%
First SB of Perkasie	First SB of Perkasie	Perkasie	PA	SB	8	$575,958	$588,652	$626,773	5.24%	4.32%
FNB Bancorp Inc.	First National B&TC of Newtown	Newtown	PA	Bank	16	$553,587	$556,669	$537,086	4.49%	-1.50%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	14	$483,952	$533,800	$534,667	4.47%	5.11%
Univest Corp. of Pennsylvania	Univest Natl Bank & Trust Co.	Blue Bell	PA	Bank	21	$432,052	$432,766	$455,278	3.81%	2.65%
National Penn Bancshares Inc.	National Penn Bank	Boyertown	PA	Bank	14	$355,137	$355,062	$423,641	3.54%	9.22%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	28	$544,486	$457,189	$401,448	3.36%	-14.13%
First FS&LA of Bucks Cnty	First FS&LA of Bucks Cnty	Bristol	PA	Thrift	8	$384,308	$400,174	$368,863	3.08%	-2.03%
QNB Corp.	Quakertown National Bank	Quakertown	PA	Bank	8	$335,842	$345,337	$345,155	2.89%	1.38%
Fulton Financial Corp.	Premier Bank	Doylestown	PA	Bank	6	$300,826	$298,727	$300,299	2.51%	-0.09%
Harleysville National Corp.	Harleysville National B&TC	Harleysville	PA	Bank	6	$188,501	$211,360	$226,487	1.89%	9.61%
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	5	$198,527	$197,776	$220,766	1.85%	5.45%
TF Financial Corp.	Third Federal Bank	Newtown	PA	Thrift	5	$165,108	$181,707	$185,256	1.55%	5.93%
Conestoga Bancorp Inc.	Conestoga Bk	Chester Springs	PA	Bank	1	$158,682	$170,607	$166,550	1.39%	2.45%
William Penn Bank FSB	William Penn Bank FSB	Levittown	PA	Thrift	3	$167,255	$161,121	$161,243	1.35%	-1.81%
Fox Chase Bancorp Inc. (MHC)	Fox Chase Bank (MHC)	Hatboro	PA	Thrift	3	$182,562	$177,943	$151,931	1.27%	-8.77%
Hatboro Federal Savings FA	Hatboro Federal Savings FA	Hatboro	PA	Thrift	2	$131,642	$144,045	$150,903	1.26%	7.07%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	6	$128,356	$133,585	$140,750	1.18%	4.72%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	4	$89,193	$93,627	$104,365	0.87%	8.17%
Bucks County Bank	Bucks County Bank	Doylestown	PA	Bank	2	$0	$38,271	$101,588	0.85%	N.M.
Willow Financial Bncp Inc.	Willow Financial Bank	Wayne	PA	Thrift	4	$95,652	$96,131	$86,003	0.72%	-5.18%
Earthstar Bank	Earthstar Bank	Southampton	PA	Bank	1	$79,963	$96,117	$79,809	0.67%	-0.10%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	2	$36,509	$42,940	$70,964	0.59%	39.42%
Quaint Oak Savings Bank	Quaint Oak Savings Bank	Southampton	PA	SB	1	$39,878	$48,862	$53,402	0.45%	15.72%
Fidelity S&LA of Bucks Cnty	Fidelity S&LA of Bucks Cnty	Bristol	PA	Thrift	2	$50,253	$49,613	$50,911	0.43%	0.65%
Huntingdon Valley Bank	Huntingdon Valley Bank	Huntingdon Valley	PA	SB	3	$29,150	$51,175	$48,865	0.41%	29.47%
Abington Community Bncp (MHC)	Abington Savings Bank (MHC)	Jenkintown	PA	SB	3	$9,971	$20,902	$38,528	0.32%	96.57%
Wilmington Trust Corp.	Wilmington Trust of PA	Villanova	PA	Bank	1	$0	$4,136	$25,460	0.21%	N.M.
Stonebridge Financial Corp.	Stonebridge Bank	West Chester	PA	Bank	2	$0	$827	$14,972	0.13%	N.M.
Croydon Savings Bank	Croydon Savings Bank	Croydon	PA	SB	1	$7,047	$6,655	$9,149	0.08%	13.94%
Bank of New York Co.	Mellon Bank NA	Pittsburgh	PA	Bank	1	$0	$0	$0	0.00%	N.M.
Leesport Financial Corp.	Leesport Bank	Wyomissing	PA	Bank	1	$3,043	$0	$0	0.00%	-100.00%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	2	$0	$0	$0	0.00%	N.M.
						$10,453,320	$11,106,869	$11,963,350	100.00%	6.98%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Chester County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	43	$1,105,912	$1,186,945	$1,329,060	15.38%	9.63%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	28	$767,978	$993,739	$1,209,958	14.01%	25.52%
National Penn Bancshares Inc.	National Penn Bank	Boyertown	PA	Bank	23	$688,302	$666,318	$764,384	8.85%	5.38%
First Chester County Corp.	First NB of Chester County	West Chester	PA	Bank	17	$585,038	$660,784	$709,627	8.21%	10.13%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	10	$496,704	$603,826	$649,621	7.52%	14.36%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	16	$586,080	$611,669	$638,613	7.39%	4.39%
Willow Financial Bncp Inc.	Willow Financial Bank	Wayne	PA	Thrift	13	$442,389	$452,581	$459,508	5.32%	1.92%
Malvern FSB	Malvern FSB	Paoli	PA	Thrift	7	$372,460	$387,664	$405,094	4.69%	4.29%
DNB Financial Corp.	DNB First NA	Downingtown	PA	Bank	12	$305,822	$326,014	$362,444	4.20%	8.86%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	17	$302,500	$265,422	$287,578	3.33%	-2.50%
Stonebridge Financial Corp.	Stonebridge Bank	West Chester	PA	Bank	3	$230,305	$233,151	$283,591	3.28%	10.97%
Phoenixville Federal B&T	Phoenixville Federal B&T	Phoenixville	PA	Thrift	2	$195,123	$187,991	$193,631	2.24%	-0.38%
Coatesville Savings Bank	Coatesville Savings Bank	Coatesville	PA	SB	2	$140,889	$138,357	$147,353	1.71%	2.27%
Fulton Financial Corp.	Fulton Bank	Lancaster	PA	Bank	7	$76,635	$94,666	$117,668	1.36%	23.91%
Malvern Bank Corporation	National Bank of Malvern	Malvern	PA	Bank	2	$91,815	$93,935	$92,046	1.07%	0.13%
New Century Bank	New Century Bank	Phoenixville	PA	Bank	2	$61,554	$67,791	$92,250	1.07%	22.42%
Wilmington Trust Corp.	Wilmington Trust of PA	Villanova	PA	Bank	1	$0	$16,141	$92,863	1.07%	N.M.
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	4	$77,232	$84,363	$87,935	1.02%	6.70%
Meridian Bank	Meridian Bank	Berwyn	PA	Bank	1	$0	$51,127	$83,181	0.96%	N.M.
Nova Financial Holdings Inc	Nova Savings Bank	Philadelphia	PA	SB	2	$19,385	$26,359	$70,623	0.82%	90.87%
Community Banks Inc.	CommunityBanks	Millersburg	PA	Bank	3	$55,288	$58,243	$63,075	0.73%	6.81%
Bryn Mawr Bank Corp.	Bryn Mawr Trust Company	Bryn Mawr	PA	Bank	3	$47,404	$52,912	$53,385	0.62%	6.12%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	5	$66,951	$69,869	$53,439	0.62%	-10.66%
First Resource Bk	First Resource Bk	Exton	PA	Bank	1	$0	$10,239	$41,677	0.48%	N.M.
Harleysville National Corp.	Harleysville National B&TC	Harleysville	PA	Bank	4	$72,283	$41,576	$41,345	0.48%	-24.37%
Continental Bank Holdings Inc	Continental Bank	Plymouth Meeting	PA	Thrift	1	$0	$0	$39,451	0.46%	N.M.
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	2	$52,224	$41,647	$38,789	0.45%	-13.82%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	4	$60,683	$34,374	$35,932	0.42%	-23.05%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	1	$49,049	$35,068	$32,759	0.38%	-18.28%
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	2	$38,300	$44,515	$32,419	0.38%	-8.00%
PSB Bancorp Inc.	First Penn Bank	Philadelphia	PA	Bank	1	$21,446	$24,290	$28,576	0.33%	15.43%
First Priority Bank	First Priority Bank	Malvern	PA	Bank	1	$0	$0	$21,235	0.25%	N.M.
Mellon Financial Corp.	Mellon Bank NA	Pittsburgh	PA	Bank	1	$20,715	$16,746	$20,408	0.24%	-0.74%
First Keystone Financial	First Keystone Bnk	Media	PA	Thrift	1	$16,409	$19,189	$19,427	0.22%	8.81%
Royal Bancshares of PA	Royal Bank America	Narberth	PA	Bank	1	$16,215	$14,499	$13,495	0.16%	-8.77%
Penn Liberty Financial Corp	Penn Liberty Bk	Wayne	PA	Bank	1	$0	$0	$9,151	0.11%	N.M.
WSFS Financial Corp.	Wilmington Savings Fund FSB	Wilmington	DE	Thrift	3	$4,121	$4,865	$7,280	0.08%	32.91%
Greater Delaware Valley (MHC)	Greater Delaware Valley (MHC)	Broomall	PA	SB	1	$0	$13,687	$5,920	0.07%	N.M.
Eagle National Bancorp Inc.	Eagle National Bank	Upper Darby	PA	Bank	2	$0	$0	$2,602	0.03%	N.M.
First CornerStone Bank	First CornerStone Bank	King of Prussia	PA	Bank	1	$0	$0	$1,255	0.01%	N.M.
Fox Chase Bank (MHC)	Fox Chase Bank (MHC)	Hatboro	PA	Thrift	1	$0	$0	$136	0.00%	N.M.
						$7,067,211	$7,630,562	$8,638,784	100.02%	10.56%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Delaware County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	48	$1,295,638	$1,335,036	$1,614,934	18.36%	11.64%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	32	$1,653,546	$1,650,928	$1,579,795	17.96%	-2.26%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	15	$999,459	$1,221,736	$1,304,152	14.83%	14.23%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	19	$769,180	$772,537	$822,760	9.35%	3.42%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	20	$721,787	$692,795	$697,990	7.94%	-1.66%
First Keystone Financial	First Keystone Bnk	Media	PA	Thrift	7	$337,692	$344,045	$341,777	3.89%	0.60%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	9	$306,516	$309,863	$309,349	3.52%	0.46%
Greater Delaware Valley (MHC)	Greater Delaware Valley (MHC)	Broomall	PA	SB	8	$283,146	$281,429	$294,790	3.35%	2.04%
Bryn Mawr Bank Corp.	Bryn Mawr Trust Company	Bryn Mawr	PA	Bank	8	$181,377	$182,880	$178,322	2.03%	-0.85%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	9	$169,689	$172,171	$174,695	1.99%	1.46%
Wilmington Trust Corp.	Wilmington Trust of PA	Villanova	PA	Bank	1	$222,462	$251,145	$144,919	1.65%	-19.29%
Sharon Savings Bank	Sharon Savings Bank	Darby	PA	SB	3	$149,932	$135,366	$133,736	1.52%	-5.56%
Haverford Trust Company	Haverford Trust Company	Radnor	PA	Bank	1	$106,150	$99,169	$122,516	1.39%	7.43%
Iron Workers Savings Bank	Iron Workers Savings Bank	Aston	PA	SB	3	$120,991	$116,421	$118,707	1.35%	-0.95%
Eagle National Bancorp Inc.	Eagle National Bank	Upper Darby	PA	Bank	2	$72,160	$99,157	$117,461	1.34%	27.58%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	11	$105,391	$87,594	$94,560	1.07%	-5.28%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	2	$19,399	$27,005	$92,341	1.05%	118.18%
Penn Liberty Financial Corp	Penn Liberty Bk	Wayne	PA	Bank	1	$0	$60,419	$83,469	0.95%	N.M.
New Century Bank	New Century Bank	Phoenixville	PA	Bank	2	$49,150	$58,148	$69,639	0.79%	19.03%
PSB Bancorp Inc.	First Penn Bank	Philadelphia	PA	Bank	1	$27,905	$36,272	$52,096	0.59%	36.63%
Mellon Financial Corp.	Mellon Bank NA	Pittsburgh	PA	Bank	2	$44,616	$45,491	$51,086	0.58%	7.01%
First CornerStone Bank	First CornerStone Bank	King of Prussia	PA	Bank	2	$0	$39,147	$48,390	0.55%	N.M.
County SB	County SB	Essington	PA	Thrift	3	$47,680	$45,642	$47,611	0.54%	-0.07%
United Savings Bank	United Savings Bank	Philadelphia	PA	SB	4	$47,882	$47,828	$47,411	0.54%	-0.49%
National Penn Bancshares Inc.	National Penn Bank	Boyertown	PA	Bank	2	$39,168	$34,632	$39,749	0.45%	0.74%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	1	$9,178	$11,911	$26,622	0.30%	70.31%
Prudential Bncp Inc. PA (MHC)	Prudential Savings Bank (MHC)	Philadelphia	PA	SB	1	$28,211	$23,248	$25,526	0.29%	-4.88%
Republic First Bancorp Inc.	Republic First Bank	Philadelphia	PA	Bank	1	$0	$90,536	$24,325	0.28%	N.M.
First Chester County Corp.	First NB of Chester County	West Chester	PA	Bank	2	$16,817	$18,951	$23,875	0.27%	19.15%
Royal Bancshares of PA	Royal Bank America	Narberth	PA	Bank	2	$22,420	$22,570	$23,702	0.27%	2.82%
American Eagle SB	American Eagle SB	Boothwyn	PA	Thrift	2	$20,173	$19,181	$18,827	0.21%	-3.39%
Morton Savings Bank	Morton Savings Bank	Morton	PA	Thrift	1	$17,830	$19,068	$18,405	0.21%	1.60%
Nova Financial Holdings Inc	Nova Savings Bank	Philadelphia	PA	SB	2	$0	$4,123	$15,420	0.18%	N.M.
Fulton Financial Corp.	Fulton Bank	Lancaster	PA	Bank	1	$3,365	$10,467	$11,693	0.13%	86.41%
Leesport Financial Corp.	Leesport Bank	Wyomissing	PA	Bank	1	$15,811	$11,783	$10,978	0.12%	-16.67%
WSFS Financial Corp.	Wilmington Savings Fund FSB	Wilmington	DE	Thrift	2	$6,397	$6,458	$7,875	0.09%	10.95%
Nextier Inc.	NexTier Bank NA	Butler	PA	Bank	1	$0	$0	$6,185	0.07%	N.M.
DNB Financial Corp.	DNB First NA	Downingtown	PA	Bank	1	$0	$0	$643	0.01%	N.M.
						$7,911,118	$8,385,152	$8,796,331	100.01%	5.45%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Montgomery County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
General Motors Corp.	National Motors Bank FSB	Horsham	PA	Thrift	1	$0	$0	$6,398,206	24.85%	N.M.
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	65	$2,781,340	$2,718,688	$3,044,888	11.83%	4.63%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	85	$2,512,983	$2,711,295	$2,994,800	11.63%	9.17%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	23	$1,178,620	$1,474,922	$1,794,160	6.97%	23.38%
Harleysville National Corp.	Harleysville National B&TC	Harleysville	PA	Bank	22	$1,396,044	$1,519,231	$1,706,219	6.63%	10.55%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	47	$1,443,976	$1,516,579	$1,595,753	6.20%	5.12%
Univest Corp. of Pennsylvania	Univest Natl Bank & Trust Co.	Blue Bell	PA	Bank	30	$823,767	$886,436	$986,615	3.83%	9.44%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	29	$819,490	$787,928	$794,630	3.09%	-1.53%
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	8	$461,987	$535,301	$639,628	2.48%	17.67%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	36	$639,406	$787,879	$624,278	2.42%	-1.19%
Abington Community Bncp (MHC)	Abington Savings Bank (MHC)	Jenkintown	PA	SB	10	$378,511	$457,581	$525,538	2.04%	17.83%
National Penn Bancshares Inc.	National Penn Bank	Boyertown	PA	Bank	17	$421,123	$464,992	$482,922	1.88%	7.09%
Royal Bancshares of PA	Royal Bank America	Narberth	PA	Bank	7	$419,962	$403,922	$476,421	1.85%	6.51%
Harleysville Savings Financial	Harleysville Savings Bank	Harleysville	PA	SB	6	$407,341	$417,573	$438,922	1.70%	3.80%
Bryn Mawr Bank Corp.	Bryn Mawr Trust Company	Bryn Mawr	PA	Bank	5	$362,880	$372,112	$406,812	1.58%	5.88%
Willow Financial Bncp Inc.	Willow Financial Bank	Wayne	PA	Thrift	8	$428,770	$428,400	$382,868	1.49%	-5.50%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	7	$239,387	$300,619	$283,426	1.10%	8.81%
TD Bank Financial Group	TD Banknorth NA	Portland	ME	Bank	8	$158,612	$175,538	$187,948	0.73%	8.86%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	5	$346,423	$293,299	$182,130	0.71%	-27.49%
Ambler Savings Bank	Ambler Savings Bank	Ambler	PA	SB	3	$184,064	$178,728	$181,678	0.71%	-0.65%
Republic First Bancorp Inc.	Republic First Bank	Philadelphia	PA	Bank	3	$152,099	$165,160	$180,312	0.70%	8.88%
Hatboro Federal Savings FA	Hatboro Federal Savings FA	Hatboro	PA	Thrift	1	$173,975	$178,244	$177,122	0.69%	0.90%
Bank of New York Co.	Mellon Bank NA	Pittsburgh	PA	Bank	3	$139,096	$131,999	$123,876	0.48%	-5.63%
Leesport Financial Corp.	Leesport Bank	Wyomissing	PA	Bank	7	$142,089	$133,528	$122,947	0.48%	-6.98%
Fox Chase Bancorp Inc. (MHC)	Fox Chase Bank (MHC)	Hatboro	PA	Thrift	2	$130,145	$129,963	$111,288	0.43%	-7.53%
Huntingdon Valley Bank	Huntingdon Valley Bank	Huntingdon Valley	PA	SB	2	$96,838	$103,686	$92,207	0.36%	-2.42%
Continental Bank Holdings Inc	Continental Bank	Plymouth Meeting	PA	Thrift	4	$0	$0	$89,432	0.35%	N.M.
First CornerStone Bank	First CornerStone Bank	King of Prussia	PA	Bank	1	$70,977	$61,203	$85,927	0.33%	10.03%
Allegiance Bk of N Am	Allegiance Bk of N Am	Bala Cynwyd	PA	Bank	3	$61,565	$81,252	$85,243	0.33%	17.67%
Phoenixville Federal B&T	Phoenixville Federal B&T	Phoenixville	PA	Thrift	2	$82,432	$82,512	$84,486	0.33%	1.24%
Nova Financial Holdings Inc	Nova Savings Bank	Philadelphia	PA	SB	3	$95,481	$84,203	$79,642	0.31%	-8.67%
QNB Corp.	Quakertown National Bank	Quakertown	PA	Bank	1	$48,374	$47,725	$51,854	0.20%	3.53%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	4	$43,397	$51,782	$47,983	0.19%	5.15%
Fulton Financial Corp.	Premier Bank	Doylestown	PA	Bank	2	$38,000	$39,922	$45,026	0.17%	8.85%
Penn Liberty Financial Corp	Penn Liberty Bk	Wayne	PA	Bank	1	$0	$8,473	$40,550	0.16%	N.M.
Conestoga Bancorp Inc.	Conestoga Bk	Chester Springs	PA	Bank	1	$23,501	$27,918	$33,690	0.13%	19.73%
Polonia Bancorp	Polonia Bank	Huntingdon Valley	PA	Thrift	1	$17,070	$15,977	$28,650	0.11%	29.55%
Eagle National Bancorp Inc.	Eagle National Bank	Upper Darby	PA	Bank	1	$0	$0	$28,456	0.11%	N.M.
Public Finance Service Inc.	Public Savings Bank	Southampton	PA	SB	1	$22,325	$24,816	$23,795	0.09%	3.24%
Woori Finance Holdings Co.	Woori America Bank	New York	NY	Bank	2	$20,603	$17,687	$23,657	0.09%	7.16%
Chelten Hills Savings Bank	Chelten Hills Savings Bank	Abington	PA	SB	1	$18,594	$19,919	$23,447	0.09%	12.29%
Fulton Financial Corp.	Fulton Bank	Lancaster	PA	Bank	1	$15,592	$16,536	$16,028	0.06%	1.39%
Earthstar Bank	Earthstar Bank	Southampton	PA	Bank	1	$4,073	$18,796	$13,588	0.05%	82.65%
SE Financial Corp.	*St. Edmond's* FSB	Philadelphia	PA	Thrift	1	$0	$0	$11,336	0.04%	N.M.
Automatic Data Processing Inc.	ADP SA	Fort Washington	PA	Thrift	1	$0	$0	$0	0.00%	N.M.
SEI Investments Co.	SEI Private Trust Company	Oaks	PA	Thrift	1	$0	$0	$0	0.00%	N.M.
Stonebridge Financial Corp.	Stonebridge Bank	West Chester	PA	Bank	1	$0	$0	$0	0.00%	N.M.
Wilmington Trust Corp.	Wilmington Trust of PA	Villanova	PA	Bank	1	$679	$0	$0	0.00%	-100.00%
WSFS Financial Corp.	Wilmington Savings Fund FSB	Wilmington	DE	Thrift	3	$0	$0	$0	0.00%	N.M.
						$16,801,591	$17,872,324	$25,748,384	100.00%	23.79%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Philadelphia County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	92	$11,221,595	$11,229,062	$11,428,668	27.43%	0.92%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	17	$1,933,139	$4,173,406	$8,286,258	19.89%	107.04%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	87	$4,315,806	$5,694,553	$6,990,613	16.78%	27.27%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	63	$3,877,081	$3,972,998	$4,074,889	9.78%	2.52%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	21	$814,468	$2,194,625	$2,641,822	6.34%	80.10%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	15	$1,084,169	$1,677,133	$1,945,230	4.67%	33.95%
Mellon Financial Corp.	Mellon Bank NA	Pittsburgh	PA	Bank	3	$968,110	$1,210,956	$983,368	2.36%	0.78%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	21	$878,636	$923,181	$936,558	2.25%	3.24%
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	8	$622,879	$613,974	$567,480	1.36%	-4.55%
Republic First Bancorp Inc.	Republic First Bank	Philadelphia	PA	Bank	8	$298,302	$321,559	$441,131	1.06%	21.61%
Prudential Bncp Inc. PA (MHC)	Prudential Savings Bank (MHC)	Philadelphia	PA	SB	6	$326,470	$334,009	$337,189	0.81%	1.63%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	15	$322,989	$323,869	$316,584	0.76%	-1.00%
Fox Chase Bank (MHC)	Fox Chase Bank (MHC)	Hatboro	PA	Thrift	1	$379,362	$357,489	$308,627	0.74%	-9.80%
PSB Bancorp Inc.	First Penn Bank	Philadelphia	PA	Bank	9	$227,257	$236,417	$231,425	0.56%	0.91%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	9	$271,796	$214,994	$210,451	0.51%	-12.01%
TF Financial Corp.	Third Federal Bank	Newtown	PA	Thrift	7	$218,099	$217,681	$210,407	0.50%	-1.78%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	2	$93,552	$111,777	$172,208	0.41%	35.68%
Royal Bancshares of PA	Royal Bank America	Narberth	PA	Bank	8	$228,985	$206,780	$171,668	0.41%	-13.42%
National Penn Bancshares Inc.	National Penn Bank	Boyertown	PA	Bank	4	$130,583	$119,019	$148,175	0.36%	6.52%
United Savings Bank	United Savings Bank	Philadelphia	PA	SB	3	$129,515	$138,077	$138,679	0.33%	3.48%
Nova Financial Holdings Inc	Nova Savings Bank	Philadelphia	PA	SB	3	$165,380	$168,641	$130,613	0.31%	-11.13%
Washington SA	Washington SA	Philadelphia	PA	Thrift	5	$132,843	$130,091	$130,430	0.31%	-0.91%
MB Financial Inc.	MB Financial Bank N.A.	Chicago	IL	Bank	1	$85,714	$94,001	$116,998	0.28%	16.83%
Polonia Bank	Polonia Bank	Huntingdon Valley	PA	Thrift	4	$120,126	$115,524	$108,273	0.26%	-5.06%
SE Financial Corp.	St. Edmond's FSB	Philadelphia	PA	Thrift	3	$72,210	$76,453	$99,746	0.24%	17.53%
Pennsylvania Bus Bk	Pennsylvania Bus Bk	Philadelphia	PA	Bank	3	$96,436	$96,883	$74,107	0.18%	-12.34%
Willow Financial Bncp Inc.	Willow Financial Bank	Wayne	PA	Thrift	3	$83,242	$83,279	$71,217	0.17%	-7.50%
United Bancshares Inc	United Bank of Philadelphia	Philadelphia	PA	Bank	12	$64,462	$63,422	$62,472	0.15%	-1.56%
Asian Financial Corporation	Asian Bank	Philadelphia	PA	Bank	1	$39,689	$50,132	$61,072	0.15%	24.05%
Port Richmond Savings	Port Richmond Savings	Philadelphia	PA	SB	1	$32,375	$34,255	$34,114	0.08%	2.65%
Earthstar Bank	Earthstar Bank	Southampton	PA	Bank	2	$20,253	$33,438	$32,526	0.08%	26.73%
Advance Bank	Advance Bank	Baltimore	MD	Thrift	1	$29,893	$27,317	$24,731	0.06%	-9.04%
Leesport Financial Corp.	Leesport Bank	Wyomissing	PA	Bank	1	$17,139	$20,274	$23,222	0.06%	16.40%
Valley Green Bk	Valley Green Bk	Philadelphia	PA	Bank	1	$0	$0	$22,305	0.05%	N.M.
Woori Finance Holdings Co.	Woori America Bank	New York	NY	Bank	1	$5,253	$14,714	$19,078	0.05%	90.57%
Philadelphia Trust Company	Philadelphia Trust Company	Philadelphia	PA	Bank	1	$12,647	$16,137	$15,020	0.04%	8.98%
Tioga Franklin Savings Bank	Tioga Franklin Savings Bank	Philadelphia	PA	SB	1	$12,839	$13,381	$14,932	0.04%	7.84%
Abacus FSB	Abacus FSB	New York	NY	Thrift	1	$10,613	$11,732	$12,950	0.03%	10.46%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	1	$12,167	$13,161	$12,031	0.03%	-0.56%
East River Bk	East River Bk	Philadelphia	PA	SB	2	$0	$0	$11,538	0.03%	N.M.
Charles Schwab Corp.	U.S. Trust Co. NA	New York	NY	Bank	1	$5,799	$9,367	$9,192	0.02%	25.90%
Sharon Savings Bank	Sharon Savings Bank	Darby	PA	SB	2	$5,807	$6,538	$7,696	0.02%	15.12%
Second FS&LA of Philadelphia	Second FS&LA of Philadelphia	Philadelphia	PA	Thrift	1	$8,223	$8,073	$7,246	0.02%	-6.13%
Continental Bank Holdings Inc	Continental Bank	Plymouth Meeting	PA	Thrift	1	$0	$0	$6,866	0.02%	N.M.
Wilmington Trust Corp.	Wilmington Trust of PA	Villanova	PA	Bank	1	$3,649	$1,973	$5,507	0.01%	22.85%
Allegiance Bk of N Am	Allegiance Bk of N Am	Bala Cynwyd	PA	Bank	1	$0	$3,293	$5,257	0.01%	N.M.
MoreBank	MoreBank	Philadelphia	PA	Bank	1	$0	$0	$4,959	0.01%	N.M.
						$29,379,552	$35,363,638	$41,665,528	100.00%	19.09%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Burlington County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	30	$605,855	$2,107,763	$1,954,669	23.48%	79.62%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	14	$1,289,527	$1,492,285	$1,655,832	19.89%	13.32%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	32	$792,473	$844,541	$930,632	11.18%	8.37%
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington	NJ	Thrift	39	$886,877	$932,163	$924,860	11.11%	2.12%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	22	$672,243	$702,331	$760,509	9.14%	6.36%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	6	$226,407	$284,794	$301,746	3.62%	15.45%
Royal Bank of Scotland Group	Citizens *Bank of PA*	Philadelphia	PA	SB	7	$243,077	$262,603	$274,695	3.30%	6.30%
Sterling Bank	Sterling Bank	Mount Laurel	NJ	Bank	5	$205,773	$245,379	$247,199	2.97%	9.60%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	8	$183,463	$173,996	$193,021	2.32%	2.57%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	7	$146,435	$150,378	$147,534	1.77%	0.37%
Cornerstone Bank	Cornerstone Bank	Moorestown	NJ	Bank	3	$92,846	$117,493	$138,153	1.66%	21.98%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	3	$112,384	$113,123	$107,252	1.29%	-2.31%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	7	$98,652	$98,917	$104,728	1.26%	3.03%
Farnsworth Bancorp Inc.	Peoples SB	Bordentown	NJ	Thrift	4	$88,854	$93,741	$97,262	1.17%	4.62%
Hudson City Bancorp Inc.	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	1	$93,490	$91,947	$95,190	1.14%	0.91%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	1	$79,023	$69,264	$75,609	0.91%	-2.18%
Delanco Bancorp Inc. (MHC)	Delanco FSB (MHC)	Delanco	NJ	Thrift	2	$62,625	$62,864	$69,415	0.83%	5.28%
Roebling Financial Corp.	Roebling Bank	Roebling	NJ	Thrift	4	$50,886	$56,938	$68,485	0.82%	16.01%
Liberty Bell Bank	Liberty Bell Bank	Cherry Hill	NJ	Bank	2	$0	$12,057	$40,606	0.49%	N.M.
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	1	$15,752	$20,200	$30,184	0.36%	38.43%
Beneficial Savings Bank, MHC	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	1	$22,364	$23,890	$25,209	0.30%	6.17%
Banco Comercial Portugues SA	Millennium BCP Bank NA	Newark	NJ	Bank	1	$2,299	$12,348	$22,287	0.27%	211.36%
Roma Financial Corporation, MH	Roma Bank	Robbinsville	NJ	Thrift	1	$6,325	$15,570	$21,074	0.25%	82.53%
Audubon Savings Bank	Audubon Savings Bank	Audubon	NJ	SB	1	$13,866	$16,215	$20,599	0.25%	21.88%
1st Colonial Bancorp	1st Colonial National Bank	*Collingswood*	NJ	Bank	1	$0	$0	$10,946	0.13%	N.M.
Dickinson Financial Corp. II	Armed Forces Bank NA	Fort Leavenworth	KS	Bank	1	$3,991	$5,453	$6,748	0.09%	30.03%
						$5,995,487	$8,006,253	$8,324,444	100.00%	17.83%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Camden County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	23	$2,877,399	$3,252,612	$3,618,352	39.47%	12.14%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	33	$989,971	$1,066,616	$1,193,199	13.02%	9.79%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	48	$1,091,674	$1,123,687	$1,146,947	12.51%	2.50%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	28	$584,740	$729,190	$460,330	5.02%	-11.27%
Hudson City Bancorp Inc.	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	3	$436,927	$425,421	$407,869	4.45%	-3.38%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	19	$322,258	$305,978	$304,269	3.32%	-2.83%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	7	$237,348	$269,642	$252,566	2.76%	3.16%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	8	$196,348	$185,492	$240,371	2.62%	10.64%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	5	$138,593	$160,288	$226,343	2.47%	27.79%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	8	$230,872	$211,613	$215,229	2.35%	-3.45%
interState Net Bank	interState Net Bank	Cherry Hill	NJ	Bank	1	$177,701	$232,913	$208,199	2.27%	8.24%
Haddon Savings Bank	Haddon Savings Bank	Haddon Heights	NJ	SB	2	$211,655	$207,820	$201,794	2.20%	-2.36%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	1	$38,981	$123,156	$141,746	1.55%	90.69%
1st Colonial Bancorp	1st Colonial National Bank	Collingswood	NJ	Bank	1	$96,764	$125,156	$139,109	1.52%	19.90%
Fulton Financial Corp.	Bank	Woodbury	NJ	Bank	6	$53,861	$72,945	$104,577	1.14%	39.34%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	2	$85,271	$85,300	$100,207	1.09%	8.40%
Audubon Savings Bank	Audubon Savings Bank	Audubon	NJ	SB	2	$71,671	$72,747	$82,125	0.90%	7.04%
Sterling Bank	Sterling Bank	Mount Laurel	NJ	Bank	2	$33,782	$37,178	$48,853	0.53%	20.25%
Liberty Bell Bank	Liberty Bell Bank	Cherry Hill	NJ	Bank	1	$47,479	$71,496	$38,823	0.42%	-9.57%
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington	NJ	Thrift	5	$24,357	$26,450	$24,096	0.26%	-0.54%
Cornerstone Bank	Cornerstone Bank	Moorestown	NJ	Bank	2	$0	$0	$7,178	0.08%	N.M.
Gateway Community Finl MHC	Gloucester County FSB (MHC)	Sewell	NJ	Thrift	1	$3,165	$3,223	$5,083	0.06%	26.73%
						$7,950,817	$8,788,923	$9,167,265	100.00%	7.38%

Source: SNL Securities.

Table 2.5
Beneficial Mutual Bancorp, Inc.
Mercer County Deposit Detail

Company Name	Company Name	Headquarters City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	Market Share as of 2006 (%)	2004-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	30	$1,888,321	$2,056,079	$2,233,948	20.90%	8.77%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	19	$1,384,782	$1,496,350	$1,539,935	14.41%	5.45%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	21	$787,164	$746,482	$1,407,351	13.17%	33.71%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	16	$862,724	$913,088	$985,311	9.22%	6.87%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	8	$443,364	$645,015	$811,161	7.59%	35.26%
Roma Financial Corporation, MHI	Roma Bank	Robbinsville	NJ	Thrift	7	$550,001	$604,998	$774,408	7.25%	18.66%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	34	$1,071,539	$731,434	$708,949	6.63%	-18.66%
Cenlar Capital Corp	Cenlar FSB	Trenton	NJ	Thrift	4	$328,699	$373,950	$300,672	2.81%	-4.36%
Bear Stearns Cos.	Custodial Trust Company	Princeton	NJ	Bank	1	$96,172	$182,520	$261,315	2.45%	64.84%
Pacific MHC	College Savings Bank	Princeton	NJ	SB	1	$234,891	$250,428	$254,915	2.39%	4.18%
NJ Manufacturers Ins Co.	N.J.M. Bank FSB	West Trenton	NJ	Thrift	1	$203,021	$197,433	$221,254	2.07%	4.39%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	10	$211,607	$220,432	$199,233	1.86%	-2.97%
Fulton Financial Corp.	First Washington State Bank	Windsor	NJ	Bank	7	$197,991	$185,871	$197,390	1.85%	-0.15%
Hopewell Valley Cmnty Bank	Hopewell Valley Cmnty Bank	Pennington	NJ	Bank	6	$132,656	$171,596	$184,632	1.73%	17.98%
Charles Schwab Corp.	U.S. Trust Co. NA	New York	NY	Bank	2	$41,554	$43,578	$104,458	0.98%	58.55%
Grand Bank NA	Grand Bank NA	Hamilton	NJ	Bank	1	$99,733	$91,757	$91,494	0.86%	-4.22%
TF Financial Corp.	Third Federal Bank	Newtown	PA	Thrift	4	$91,724	$85,767	$89,359	0.84%	-1.30%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	Columbus	OH	Bank	4	$1	$53,844	$75,845	0.71%	27439.97%
Washington Mutual Inc.	Washington Mutual Bank	Henderson	NV	Thrift	1	$78,644	$77,426	$74,593	0.70%	-2.61%
Hudson City Bancorp Inc.	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	2	$5,590	$37,164	$59,495	0.56%	226.24%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	1	$45,525	$44,326	$43,980	0.41%	-1.71%
1st Constitution Bancorp	1st Constitution Bank	Cranbury	NJ	Bank	3	$24,113	$38,169	$27,656	0.26%	7.09%
Amboy Bancorporation	Amboy National Bank	Old Bridge	NJ	Bank	1	$21,524	$19,588	$19,409	0.18%	-5.04%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	2	$18,270	$18,341	$19,009	0.18%	2.00%
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington	NJ	Thrift	1	$379	$482	$1,065	0.01%	67.63%
						$8,819,989	$9,286,118	$10,686,837	100.00%	10.08%

Source: SNL Securities.

acquisition of FMS will enable the Company to become a larger institution with a greater market capitalization, giving it a larger platform for expansion.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of the Company's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of the Company is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, profitability, credit risk, interest rate risk, and other characteristics can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for key differences between the Company and the Peer Group, will then be used as a basis for the valuation of the Company's to-be-issued common stock. Our comparative analysis of the Company and the Peer Group takes into consideration the pro forma impact of the acquisition of FMS, based on information set forth in the prospectus.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 37 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHCs that make their shares distinctly different than the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) market expectations of the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) mid-tier holding companies (formed by most MHCs) facilitate the ability for stock repurchases, thereby potentially improving the market for the public shares and the MHC's financial characteristics. We believe that each of these factors has a distinct impact on the pricing of the shares of MHC institutions, relative to the market pricing of shares of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, and since the Bank will remain within the MHC corporate structure following the Minority Stock Issuance, RP Financial concluded that the appropriate Peer Group for the Company's valuation should be comprised of thrifts in MHC form, and no full stock companies. In this regard, a Peer Group comprised of public MHC thrifts is consistent with the regulatory guidelines, and other recently completed by MHC offerings. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion, companies subject to speculative factors or unusual operating conditions as the pricing characteristics of these MHC institutions are typically distorted. MHCs that recently completed their minority stock offerings are typically excluded as well, due to the lack of a seasoned trading history and/or insufficient time to effectively redeploy the offering proceeds. Selected characteristics of the universe of all publicly-traded institutions are included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for second step conversions. This adjustment is appropriate for several reasons, including: (1) the investment community also prices the stock of MHCs assuming the completion of a second step conversion; and (2) MHC institutions have different proportions of their stock publicly held, so this technique neutralizes such differences. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons between the Peer Group and the Bank. In this analysis, we consider the pro forma impact of the Offering on the Bank. The fully-converted analysis will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Selected Peer Group

Among the universe of nearly 168 publicly-traded thrifts, the number of public MHC institutions is relatively small, thereby limiting the selection process. Under ideal circumstances, the Peer Group would be comprised of at least ten publicly-traded regionally-based MHC institutions with financial and operating characteristics comparable to the Company. In the peer group selection process, given the comparatively large size of Beneficial, the selection criteria focused on the largest publicly-traded MHCs. It is these mutual holding companies which have the management, branch and other resources most comparable to the Company on a pro forma basis. Additionally, it is these mutual holding companies whose outstanding public shares of common stock have the liquidity characteristics which will be relatively comparable to Beneficial on a pro forma basis.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of the Company. In the selection process, given the importance of the size criteria noted above, we selected the ten largest publicly traded mutual holding companies to derive the valuation Peer Group, as determined by their asset size as of the most recent date for which financial data is publicly available. Three companies with relatively large asset bases which would have otherwise been included in the Peer Group including Oritani Financial Corp. of NJ, ViewPoint Financial Group of TX and Roma Financial Corp. of NJ. were excluded from the Peer Group owing to the recency of their respective conversion offerings which were completed in January 2007 and October and July of 2006, respectively. Additionally, Charter Financial of Georgia which otherwise met the Peer Group selection criteria was excluded owing to its recent completion of a Dutch auction self-tender involving the repurchase of a significant number of shares.

On average, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts, and have a similar return on assets but lower return on equity. On a fully-converted basis, the Peer Group would have nearly twice the capital level and higher profitability, which would result in an even lower return on equity. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully converted basis).

		MHC Peer Group	
	All Publicly-Traded	Reported Basis	Fully-Converted Basis(1)
Financial Characteristics (Averages)			
Assets ($Mil)	$3,017	$2,843	$3,346
Equity/Assets (%)	12.08%	14.79%	27.63%
Core Return on Assets (%)	0.59	0.58	0.80
Core Return on Equity (%)	5.79	4.43	3.04
Pricing Ratios (Averages)(2)			
Price/Core Earnings (x)	20.40x	34.80x	32.14x
Price/Book (%)	150.95%	237.58%	106.37%
Price/Assets (%)	18.24	34.00	28.48

(1) Pro forma basis.
(2) Based on market prices as of February 23, 2007.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and the

Table 3.1
Peer Group of Publicly-Traded Thrifts
February 23, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CFFN	Capitol Federal Financial MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	$8,206		37	09-30	04/99	$39.07	$2,896
NWSB	Northwest Bancorp MHC of PA (39.1)	NASDAQ	Warren, PA	Thrift	$6,528		154	06-30	11/94	$27.50	$1,376
ISBC	Investors Bancorp MHC of NJ (45.7)	NASDAQ	Short Hills, NJ	Thrift	$5,447		46	06-30	10/05	$15.67	$1,817
KRNY	Kearny Financial Corp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	$2,018		25	06-30	02/05	$14.75	$1,057
WAUW	Wauwatosa Holdings MHC of WI (30.4)	NASDAQ	Wauwatosa, WI	Thrift	$1,648		7	06-30	10/05	$17.79	$589
RCKB	Rockville Financial MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	$1,213	S	16	12-31	05/05	$15.32	$298
UBNK	United Financial Group MHC of MA (46.4)	NASDAQ	W Springfield MA	Thrift	$981	S	11	12-31	07/05	$14.84	$255
CSBK	Clifton Savings Bancorp MHC of NJ (43.3)	NASDAQ	Clifton, NJ	Thrift	$817		10	03-31	03/04	$12.20	$358
ACFC	Atlantic Coast Fed Corp of GA MHC (36.8)	NASDAQ	Waycross, GA	Thrift	$793	S	12	12-31	10/04	$18.39	$254
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	$777		5	06-30	03/04	$19.78	$278

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: *Corporate offering* circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Company, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Beneficial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. The financial data presented for the Company includes the estimated pro forma impact of the acquisition of FMS (but not the impact of the Minority Stock Issuance). The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group (reflecting the most recent publicly-available data). The Company's ratios have been adjusted to reflect the pro forma impact of the FMS acquisition, before factoring in the proceeds to be realized from the Minority Stock Issuance. The Company's pre-Offering equity ratio of 11.0% of assets falls below the Peer Group average of 14.8%. Moreover, the Company's pro forma tangible net worth ratio of 7.0% was well below the Peer Group's ratio of 14.0%, as intangible assets represented a more significant pro forma balance sheet item for the Company (4.0% of assets versus 0.8% for the Peer Group). The estimated intangible assets created by the acquisition of FMS account for the majority of the Company's pro forma intangible assets balance, with the remainder resulting from the Paul Hertel & Co. acquisition. The Company's pro forma tangible capital position will increase with the addition of the stock proceeds to a level that will remain below the Peer Group's tangible capital ratio. The Peer Group's capital ratios reflected surpluses over the regulatory capital requirements and all are well-capitalized. Similarly, on a pro forma basis the Company is expected to be well-capitalized, as the Offering proceeds will more than offset the capital impact of the intangibles created in the FMS acquisition.

The Company's asset composition reflects a modestly lower concentration of loans to assets, at 60.2% versus a 69.0% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was higher than for the Peer Group (30.6% of assets versus 27.1% for the Peer Group). Overall, the Company's IEA amounted to 90.8% of assets

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2006

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Beneficial Mutual Bancorp																				
December 31, 2006	1.3%	29.3%	60.2%	74.0%	11.7%	1.5%	11.0%	4.0%	7.0%	0.0%	47.01%	93.48%	23.29%	57.10%	13.42%	38.93%	-8.93%	9.97%	9.97%	18.78%
All Public Companies																				
Averages	4.1%	20.1%	70.4%	67.8%	18.2%	0.7%	11.8%	1.1%	10.8%	0.0%	7.51%	-2.35%	10.35%	7.32%	3.32%	3.93%	3.19%	10.25%	9.98%	16.98%
Medians	2.7%	17.2%	71.5%	69.0%	16.5%	0.0%	10.2%	0.2%	8.8%	0.0%	5.61%	-4.08%	8.10%	5.50%	-0.14%	3.58%	3.25%	8.96%	8.69%	14.21%
State of PA																				
Averages	3.6%	34.8%	55.6%	64.6%	22.7%	1.2%	10.4%	1.7%	8.6%	0.0%	3.20%	-3.49%	8.59%	4.83%	-1.04%	3.08%	4.59%	10.53%	9.12%	18.57%
Medians	2.4%	30.8%	61.1%	67.4%	19.3%	1.3%	9.3%	0.4%	6.7%	0.0%	0.78%	-4.68%	3.90%	2.65%	-6.32%	3.23%	3.75%	9.26%	7.95%	15.42%
Comparable Group																				
Averages	4.4%	22.7%	69.0%	67.4%	16.7%	0.2%	14.8%	0.8%	14.0%	0.0%	5.15%	-1.68%	12.35%	4.61%	12.04%	-0.38%	-0.48%	13.32%	13.33%	24.23%
Medians	3.2%	22.2%	70.8%	69.5%	16.9%	0.0%	13.4%	0.1%	13.4%	0.0%	5.07%	-6.96%	9.55%	3.49%	8.47%	0.47%	0.36%	12.54%	12.54%	19.56%
Comparable Group																				
ACFC All Cst Fed Corp of GA MHC (36.8)(1)	4.0%	10.8%	79.3%	68.8%	19.0%	0.0%	11.5%	0.4%	11.1%	0.0%	8.18%	-11.77%	12.89%	8.74%	17.05%	-6.66%	-6.78%	NA	NA	14.20%
CFFN Capitol Fed Fin MHC of KS (29.5)	2.3%	32.7%	63.7%	48.0%	39.9%	0.7%	10.6%	0.0%	10.6%	0.0%	-1.36%	8.90%	-6.04%	-0.06%	-3.35%	0.57%	0.57%	9.60%	9.60%	22.50%
CSBK Clifton Svg Bancorp MHC of NJ (43.3)	7.1%	39.0%	52.0%	70.1%	5.7%	0.0%	23.3%	0.0%	23.3%	0.0%	-2.45%	-10.78%	6.20%	-0.19%	-21.27%	-4.34%	-4.34%	17.70%	17.75%	46.03%
ISBC Investors Bancorp MHC of NJ (45.7)	0.7%	36.0%	60.2%	63.4%	19.2%	0.0%	16.5%	0.0%	16.5%	0.0%	6.26%	-21.90%	35.17%	5.54%	11.32%	1.57%	1.57%	12.17%	12.17%	25.67%
KFED K-Fed Bancorp MHC of CA (37.3)	4.8%	5.5%	86.3%	63.3%	24.5%	0.0%	11.9%	0.6%	11.3%	0.0%	3.89%	-0.42%	4.31%	4.33%	5.62%	-0.13%	0.01%	8.26%	8.26%	15.87%
KRNY Kearny Fin Corp MHC of NJ (29.7)	14.2%	38.8%	39.3%	73.3%	2.8%	0.0%	23.4%	4.1%	19.2%	0.0%	-2.17%	-16.74%	26.36%	-0.23%	-9.12%	-6.94%	-8.16%	19.28%	19.28%	47.49%
NWSB Northwest Bancorp MHC of PA (39.1)	2.4%	23.3%	67.6%	82.2%	6.0%	1.6%	9.3%	2.5%	6.7%	0.0%	0.78%	16.73%	-4.54%	2.64%	-20.34%	3.23%	3.66%	NA	NA	15.33%
RCKB Rockville Fin MHC of CT (45.0)(1)	1.7%	11.3%	84.0%	70.9%	14.7%	0.0%	12.9%	0.1%	12.9%	0.0%	20.11%	-3.15%	24.75%	19.36%	42.35%	4.37%	4.41%	12.90%	12.90%	17.80%
UBNK United Fin Grp MHC of MA (46.4)(1)	2.1%	21.2%	74.1%	70.6%	14.6%	0.0%	13.9%	0.0%	13.9%	0.0%	9.20%	-13.94%	19.04%	6.85%	32.09%	0.37%	0.16%	NA	NA	16.09%
WAUW Wauwatosa Hldgs MHC of WI (30.4)	4.5%	8.2%	83.2%	62.9%	20.3%	0.0%	14.6%	0.0%	14.6%	0.0%	9.08%	36.30%	5.41%	-0.90%	66.00%	4.13%	4.13%	NA	NA	21.32%

(1) Financial information is for the quarter ending September 30, 2006.

Note: The Company's ratios incorporate the impact of the FMS acquisition prior to the issuance of stock assuming the offering closes at the midpoint of the valuation range.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

(including the FMS acquisition), which fell below the Peer Group's ratio of 96.1%, primarily reflecting the Company's larger intangible assets balance.

The Company's funding composition on a pro forma basis reflects lower use of borrowings. Specifically, the Company's deposits equaled 74.0% of assets on a pro forma basis, which was above the Peer Group average of 67.4%. Conversely, borrowings were utilized by the Company to a lesser degree than the Peer Group, as indicated by borrowings-to-assets ratios of 13.2% and 16.9% (including trust preferred securities for both), respectively. Total IBL maintained by the Company and the Peer Group, as a percent of assets, equaled 87.2% and 84.3%, respectively. Accounting for the proceeds from the Minority Stock Issuance, the Company's ratio should improve.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. The Peer Group's IEA/IBL ratio is stronger than the Company's *post-merger ratio*, based on respective ratios of 104.1% and 114.0%; however, the additional capital realized from stock proceeds should lessen the Company's disadvantage. On a pro forma basis, the Company's current shortfall of IEA relative to the Peer Group is expected to diminish as the net proceeds are reinvested.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items for the most recent 12 months, with the Company's growth rates incorporating the pro forma impact of the purchase accounting acquisition of FMS. Accordingly, the Company's pro forma asset growth rate exceeds the Peer Group's average. Absent the acquisition, however, the Company's asset shrinkage of 3.9% contrasts with the Peer Group's 5.2% growth rate. The Peer Group's assets growth was primarily the result of loan growth, as cash and investments declined slightly over the last twelve months. The Company's cash and investments increased at a comparatively rapid rate in relation to loans, reflecting FMS's large balance of securities.

The pro forma impact of the FMS acquisition also translates into higher comparative growth rates for deposits, borrowings and equity. The Company's 57.1% pro forma deposit growth rate is acquisition-related, as pre-acquisition growth was less than 1%, compared to 4.6% growth for the Peer Group. The Company's borrowings growth approximated 13.4% for the last 12 months, as compared to 12.0% growth for the Peer Group. The Peer Group's slightly negative equity growth rate partially reflects the impact of dividend payments and stock repurchases. Comparatively, the Company's significantly higher pro forma equity growth has been impacted on a pro forma basis by the acquisition of FMS, including the stock to be issued to shareholders and the resulting intangible assets. Going forward, the Company's equity growth rate is expected to continue to be modest over the near term owing to the increased equity level from the Offering and the pro forma impact to earnings from proceeds reinvestment, stock benefit plans expense and merger synergies.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company based on earnings for the 12 months ended December 31, 2006, and the latest date for which complete financial data is available for the Peer Group. The Company's earnings have been adjusted to reflect the pro forma impact of the FMS acquisition, including the estimated purchase accounting adjustments. For the period shown in Table 3.3, the Company and the Peer Group reported net income to average assets ratios of 0.39% and 0.57%, respectively. The Company's lower return is primarily attributable to its comparatively higher operating expense ratio (before potential merger synergies), which was partially offset by its comparatively stronger level of net interest income and non-interest income. Loss provisions were relatively comparable, while the Company's reported net gains on the sale of assets of approximately 5 basis points exceed the Peer Group which had a net loss of 1 basis point on average. On a pro forma basis, the proceeds reinvestment benefit and potential merger synergies, net of stock benefit plan expense, is expected to diminish a portion of the Company's earnings disadvantage.

The Company's profitability is supported by a relatively strong pro forma net interest income ratio, as a result of its comparatively stronger asset yields and more favorable cost of funds. Specifically, the net interest income ratios to average assets for the Company and the Peer Group were 2.68% and 2.41%, respectively. The Company's comparable interest income ratio (5.21% of average assets for the pro forma Company versus 5.23% for the Peer Group) reflects greater loan diversification which was offset by its lower proportion of loans/assets. The Company's lower interest expense ratio (2.53% pro forma versus 2.82% for the Peer Group) is

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2006

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Beneficial Mutual Bancorp																			
December 31, 2006	0.39%	5.21%	2.53%	2.68%	0.05%	2.63%	0.00%	0.00%	0.44%	0.44%	2.52%	0.10%	0.05%	0.00%	5.55%	2.94%	2.61%	$3,482	22.60%
All Public Companies																			
Averages	0.59%	5.69%	2.88%	2.81%	0.09%	2.72%	0.03%	0.00%	0.63%	0.66%	2.49%	0.03%	0.02%	-0.01%	6.02%	3.30%	2.72%	$6,117	31.16%
Medians	0.61%	5.62%	2.87%	2.78%	0.07%	2.70%	0.00%	0.00%	0.51%	0.52%	2.40%	0.00%	0.00%	0.00%	5.93%	3.29%	2.75%	$4,502	32.90%
State of PA																			
Averages	0.61%	5.33%	2.98%	2.35%	0.00%	2.36%	0.01%	0.00%	0.51%	0.52%	1.99%	0.04%	-0.05%	0.00%	5.67%	3.35%	2.31%	$5,557	22.31%
Medians	0.74%	5.37%	2.89%	2.33%	0.04%	2.23%	0.00%	0.00%	0.48%	0.48%	2.12%	0.01%	0.00%	0.00%	5.66%	3.26%	2.18%	$4,904	25.58%
Comparable Group																			
Averages	0.57%	5.23%	2.82%	2.41%	0.07%	2.33%	0.00%	-0.01%	0.42%	0.42%	1.90%	0.01%	-0.01%	0.00%	5.42%	3.38%	2.04%	$8,354	31.66%
Medians	0.59%	5.29%	2.83%	2.42%	0.07%	2.36%	0.00%	0.00%	0.38%	0.38%	1.97%	0.00%	0.00%	0.00%	5.34%	3.29%	2.02%	$7,845	33.69%
Comparable Group																			
ACFC Atl Cst Fed Corp of GA MHC (36.8)(1)	0.70%	5.74%	2.92%	2.82%	0.10%	2.72%	0.00%	-0.04%	1.16%	1.11%	2.77%	0.01%	-0.02%	0.00%	6.10%	3.35%	2.75%	NM	32.43%
CFFN Capitol Fed Fin MHC of KS (29.5)	0.55%	5.04%	3.57%	1.47%	0.00%	1.48%	0.02%	0.00%	0.29%	0.31%	0.89%	0.00%	-0.01%	0.00%	5.11%	4.04%	1.07%	$12,303	38.75%
CSBK Clifton Svg Bancorp MHC of NJ (43.3)	0.35%	4.48%	2.49%	2.00%	0.01%	1.99%	0.00%	0.00%	0.03%	0.03%	1.46%	0.00%	0.00%	0.00%	4.57%	3.29%	1.29%	$8,784	37.01%
ISBC Investors Bancorp MHC of NJ (45.7)	0.56%	4.94%	3.17%	1.77%	0.01%	1.76%	0.00%	0.00%	0.11%	0.11%	1.28%	0.00%	-0.07%	0.00%	5.09%	3.84%	1.25%	$11,516	NM
KFED K-Fed Bancorp MHC of CA (37.3)	0.66%	5.16%	2.74%	2.42%	0.08%	2.35%	0.00%	0.00%	0.50%	0.50%	1.82%	0.02%	0.00%	0.00%	5.34%	3.14%	2.21%	$7,845	34.93%
KRNY Kearny Fin Corp MHC of NJ (29.7)	0.29%	4.57%	2.19%	2.38%	0.01%	2.37%	0.00%	0.00%	0.12%	0.12%	2.18%	0.03%	0.05%	0.00%	4.94%	2.91%	2.02%	$7,259	13.14%
NWSB Northwest Bancorp MHC of PA (39.1)	0.79%	5.64%	2.93%	2.72%	0.13%	2.59%	0.00%	0.01%	0.61%	0.62%	2.12%	0.06%	0.06%	0.00%	6.05%	3.25%	2.80%	$3,674	27.75%
RCKB Rockville Fin MHC of CT (45.0)(1)	0.73%	5.42%	2.18%	3.24%	0.19%	3.05%	0.00%	0.00%	0.37%	0.37%	2.37%	0.00%	0.02%	0.00%	5.59%	2.56%	3.03%	$7,094	32.45%
UBNK United Fin Grp MHC of MA (46.4)(1)(3)	0.62%	5.50%	2.67%	2.83%	0.07%	2.76%	0.00%	0.00%	0.62%	0.62%	2.27%	0.00%	-0.09%	0.00%	NM	NM	NM	NM	NM
WAUW Wauwatosa Hldgs MHC of WI (30.4)	0.50%	5.78%	3.37%	2.41%	0.14%	2.27%	0.02%	-0.02%	0.38%	0.38%	1.82%	0.00%	-0.03%	0.00%	6.02%	4.05%	1.96%	NM	36.85%

(1) Financial information is for the quarter ending September 30, 2006.
(3) Income and expense information has been annualized from available financial information.

Note: The Company's ratios incorporate the impact of the FMS acquisition prior to the issuance of stock assuming the offering closes at the midpoint of the valuation range.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

primarily reflective of a more favorable funding structure including its higher reliance on deposits and the higher concentration of core deposits.

The net interest income advantage relative to the Peer Group is partially offset by the Company's higher pro forma operating expenses (before incorporating potential merger synergies and the cost of new stock benefit plans). Specifically, the Company's and the Peer Group's operating expense to average assets ratios approximated 2.52% and 1.90%, respectively, before the CDI amortization. On a pro forma basis, the Company's estimated CDI amortization of 0.10% of assets exceeds the Peer Group average of 0.01%. Before factoring in any staffing reductions that may result following the acquisition, assets per full time equivalent employee equaled $3.5 million for the Company and FMS on a combined basis, which was below the Peer Group average of $8.4 million of assets per full-time equivalent employee.

Non-interest operating income was a higher contributor to the Company's profitability in comparison to the Peer Group at 0.44% and 0.42% of average assets, respectively, due in part, to the Company's higher core deposit base and the related fee income. Additionally, the Company's fee income has been bolstered by income from BOLI and the fee generating activities of Hertel.

The Company's efficiency ratio (operating expenses before intangibles amortization, as a percent of the sum of non-interest operating income and net interest income) of 83.9% compares less favorably to the Peer Group's efficiency ratio of 67.5%. While synergies and the net reinvestment benefit from the Offering proceeds benefit may improve the Company's efficiency ratio, in the near term the Peer Group is expected to maintain the advantage.

Loan loss provisions had a similar impact on the Company's and the Peer Group's earnings, amounting to 0.05% and 0.07% of average assets, respectively. Overall, the level of loan loss provisions established by the Company and the Peer Group was reflective of generally favorable credit quality measures by both.

Net gains provided a modestly higher contribution to the Company's profitability than for the Peer Group, at 0.05% versus a net loss of 0.01%, respectively. Typically, gains and losses generated from the sale of assets are highly volatile and frequently are non-recurring, thus they are substantially discounted in the core earnings evaluation. In the case of the Company, the net gains were in part derived through selling investments as well as through the sale of fixed assets by FMS. Gains and losses were nominal for the Peer Group on average.

The Company's effective tax rate for the last 12 months of 22.60%, is below the Peer Group's tax rate which averaged 31.66%. The reduction in the Company's average tax rate over the last five fiscal years has primarily been the result of increased investment in tax-exempt municipal securities, utilization of low income housing tax credits, the increase in tax-exempt BOLI income and the elimination of state income tax on the passive investment company. Beneficial expects that its effective tax rate will increase and then may more closely approximate the Peer Group average.

Loan Composition

Table 3.4 presents comparative loan portfolio composition data, as well as data pertaining to investments in MBS, loans serviced for others and risk-weighted assets. The Company's ratios include the pro forma impact of the FMS acquisition.

The Company's loan composition reflects a higher credit risk profile, but this also produces a higher comparatively yield relative to the Peer Group. In this regard, loans secured by commercial and multi-family mortgage loans totaled 12.42% of assets for the Company versus 11.16% for the Peer Group. C&I loans were comparatively modest for both the Company and the Peer Group, aggregating to 3.55% and 1.95% of assets, respectively. The Peer Group maintains a higher concentration of 1-4 family mortgage assets, as MBS and 1-4 family mortgage loans amounted to 65.01% of assets for the Peer Group versus 45.21% for the Company. The Company has engaged in greater consumer lending (excluding home equity lending); consumer loans equaled 14.24% of assets for the Company versus an average of 2.35% for the Peer Group. Primarily as a result of the lower ratio of loans/assets overall, which offsets the higher risk weighting of the loan portfolio, the Company maintains a lower ratio of risk-weighted assets to total assets in comparison to the Peer Group, at 54.32% and 57.08%, respectively.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2006

		Portfolio Composition as a Percent of Assets								
	Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Beneficial Mutual Bancorp	17.87%	27.34%	3.18%	12.42%	3.55%	14.24%	54.32%	$73,340	$468
All Public Companies										
	Averages	10.19%	37.00%	6.96%	18.69%	4.13%	3.21%	63.53%	$1,252,888	$13,603
	Medians	6.83%	35.90%	4.82%	16.68%	2.69%	0.87%	64.14%	$32,805	$127
State of PA										
	Averages	19.59%	36.99%	3.55%	10.16%	2.09%	2.02%	52.46%	$809,963	$7,083
	Medians	16.29%	39.62%	3.24%	8.79%	1.30%	0.53%	54.52%	$28,630	$145
Comparable Group										
	Averages	15.06%	49.95%	3.04%	11.16%	1.95%	2.35%	57.08%	$167,201	$1,496
	Medians	10.66%	51.32%	1.14%	9.22%	0.08%	0.35%	58.63%	$5,600	$24
Comparable Group										
ACFC	Atl Cst Fed Corp of GA MHC (36.8)(1)	6.47%	53.87%	8.19%	8.07%	1.96%	8.17%	71.81%	$8,970	$0
CFFN	Capitol Fed Fin MHC of KS (29.5)	25.41%	62.57%	0.29%	0.69%	0.00%	0.15%	42.29%	$776,120	$6,917
CSBK	Clifton Svg Bancorp MHC of NJ (43.3)	18.97%	50.43%	0.33%	1.71%	0.00%	0.16%	37.70%	$0	$0
ISBC	Investors Bancorp MHC of NJ (45.7)	34.74%	55.90%	1.36%	1.47%	0.00%	0.03%	47.98%	$0	$0
KFED	K-Fed Bancorp MHC of CA (37.3)	1.50%	56.18%	0.00%	19.02%	0.00%	6.65%	59.48%	$2,230	$0
KRNY	Kearny Fin Corp MHC of NJ (29.7)	33.35%	29.70%	0.92%	6.19%	0.15%	0.15%	39.30%	$0	$0
NWSB	Northwest Bancorp MHC of PA (39.1)	10.20%	49.90%	0.10%	10.37%	3.06%	4.55%	57.78%	$822,680	$7,725
RCKB	Rockville Fin MHC of CT (45.0)(1)	3.73%	52.20%	6.11%	17.66%	8.31%	0.54%	75.26%	$21,500	$125
UBNK	United Fin Grp MHC of MA (46.4)(1)	11.12%	44.41%	5.65%	15.59%	6.00%	3.12%	69.18%	$40,510	$149
WAUW	Wauwatosa Hldgs MHC of WI (30.4)	5.08%	44.32%	7.48%	30.82%	0.00%	0.01%	70.06%	$0	$48

(1) Financial information is for the quarter ending September 30, 2006.

Note: The Company's ratios incorporate the impact of the FMS acquisition prior to the issuance of stock assuming the offering closes at the midpoint of the valuation range.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Overall, the credit quality measures for both were considered to demonstrate limited credit risk exposure today. The Company's ratios include the pro forma impact of the FMS acquisition. As shown in Table 3.5, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was comparable to the Peer Groups ratio, as Beneficial's ratio of 0.39% fell between the average and median ratios of the Peer Group, equal to 0.44% and 0.26%, respectively. Likewise, the Company's non-performing loans-to-loans ratio was relatively comparable to the Peer Group's ratio (0.52% versus 0.49% for the Peer Group). Loss reserves in relation to total loans was higher for the Company (1.08% versus 0.57% for the Peer Group), but the Company's reserve coverage ratio in relation to NPAs fell between the Peer Group average of 177.83% and median of 143.29%. Net loan charge-offs were relatively small for both the Company and the Peer Group the last 12 months, equaling 0.06% and 0.03% of their respective average loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. The Company's ratios and interest rate risk measures reflect the pro forma impact of the FMS acquisition, including both the balance sheet ratios and interest income sensitivity measures. The post-merger and post-Offering interest rate risk position may impact the interest rate risk strategies going forward.

In terms of balance sheet composition, the Company's interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, the Company's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group's lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate interest income. On a pro forma basis, the infusion of stock proceeds should serve to narrow the gap between the Company's and the Peer Group's ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in the net interest income ratio for the Company and FMS on a merged basis

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2006 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Beneficial Mutual Bancorp	0.08%	0.39%	0.52%	1.08%	206.15%	167.60%	$1,305	0.06%
All Public Companies								
Averages	0.07%	0.54%	0.55%	0.85%	255.00%	233.85%	$443	0.13%
Medians	0.00%	0.31%	0.37%	0.78%	170.61%	143.93%	$55	0.02%
State of PA								
Averages	0.06%	0.42%	0.54%	0.88%	202.73%	165.71%	$369	0.10%
Medians	0.00%	0.43%	0.46%	0.84%	202.25%	137.69%	$66	0.01%
Comparable Group								
Averages	0.02%	0.44%	0.49%	0.57%	293.81%	177.83%	$230	0.03%
Medians	0.00%	0.26%	0.23%	0.62%	123.49%	143.29%	$33	0.01%
Comparable Group								
ACFC Atl Cst Fed Corp of GA MHC (36.8)(1)	0.00%	0.40%	0.47%	0.73%	154.05%	143.29%	$24	0.00%
CFFN Capitol Fed Fin MHC of KS (29.5)	0.02%	0.10%	0.11%	0.08%	62.01%	55.29%	$10	0.00%
CSBK Clifton Svg Bancorp MHC of NJ (43.3)	0.00%	NA	NA	0.31%	NA	NA	$0	0.00%
ISBC Investors Bancorp MHC of NJ (45.7)	0.00%	0.07%	0.12%	0.20%	55.49%	176.47%	$138	0.02%
KFED K-Fed Bancorp MHC of CA (37.3)	0.00%	NA	NA	0.42%	NA	NA	$112	0.07%
KRNY Kearny Fin Corp MHC of NJ (29.7)	0.00%	NA	0.13%	0.72%	900.63%	NA	$0	-0.01%
NWSB Northwest Bancorp MHC of PA (39.1)	0.10%	0.78%	1.03%	0.85%	92.92%	73.30%	$1,719	0.16%
RCKB Rockville Fin MHC of CT (45.0)(1)	0.00%	0.16%	0.19%	0.94%	497.74%	497.74%	$41	-0.02%
UBNK United Fin Grp MHC of MA (46.4)(1)	0.06%	0.26%	0.27%	0.95%	NA	267.18%	$4	0.00%
WAUW Wauwatosa Hldgs MHC of WI (30.4)	0.00%	1.33%	1.61%	0.52%	NA	31.54%	$255	0.07%

(1) Financial information is for the quarter ending September 30, 2006.

Note: The Company's ratios incorporate the impact of the FMS acquisition prior to the issuance of stock assuming the offering closes at the midpoint of the valuation range.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2006 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Tangible Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005
					(change in net interest income is annualized in basis points)					
Beneficial Mutual Bancorp		7.0%	104.1%	9.2%	1	-4	-1	0	8	0
All Public Companies		10.6%	108.2%	5.4%	-7	-6	-4	-2	0	0
State of PA		8.6%	106.5%	6.0%	-2	-8	-3	2	2	-4
Comparable Group										
Averages		14.0%	114.3%	4.0%	-7	-10	-8	-1	2	-6
Medians		13.4%	113.8%	3.3%	-10	-7	-9	-3	-2	-10
Comparable Group										
ACFC	Atl Cst Fed Corp of GA MHC (36.8)(1)	11.1%	107.0%	5.9%	NA	3	4	-3	15	-20
CFFN	Capitol Fed Fin MHC of KS (29.5)	10.6%	111.6%	1.3%	-4	-10	-13	1	-3	-19
CSBK	Clifton Svg Bancorp MHC of NJ (43.3)	23.3%	129.4%	1.9%	-12	-7	-2	11	-14	-13
ISBC	Investors Bancorp MHC of NJ (45.7)	16.5%	117.3%	3.2%	-10	-22	-28	7	21	-21
KFED	K-Fed Bancorp MHC of CA (37.3)	11.3%	110.1%	3.3%	-16	-5	1	-4	-8	-5
KRNY	Kearny Fin Corp MHC of NJ (29.7)	19.2%	121.3%	7.7%	-11	-19	3	6	-4	-6
NWSB	Northwest Bancorp MHC of PA (39.1)	6.7%	103.8%	6.8%	-6	-5	-9	-3	-1	-6
RCKB	Rockville Fin MHC of CT (45.0)(1)	12.9%	113.3%	3.0%	NA	-3	-10	-9	9	2
UBNK	United Fin Grp MHC of MA (46.4)(1)	13.9%	114.2%	2.6%	NA	NA	NA	-11	-6	39
WAUW	Wauwatosa Hldgs MHC of WI (30.4)	14.6%	115.3%	4.2%	6	-20	-17	-5	6	-13

(1) Financial information is for the quarter ending September 30, 2006.
NA=Change is greater than 100 basis points during the quarter.

Note: The Company's ratios incorporate the impact of the FMS acquisition prior to the issuance of stock assuming the offering closes at the midpoint of the valuation range.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

versus the Peer Group (see Exhibit III-2 for detail of calculations). In general, the relative fluctuations in the Company's ratios implied there was a relatively comparable degree of interest rate risk associated with their net interest income, based on the similarity of trends with respect to their net interest margins. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of the Company's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the Company's estimated pro forma market value for purposes of pricing the stock to be issued in the Minority Stock Issuance and FMS acquisition. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC and state banking agencies for standard conversions and mutual holding company offerings, including secondary offerings by mutual holding companies, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings, including secondary offerings, are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a Peer Group of relatively comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the Peer Group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the Peer Group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings, if any, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company's and FMS's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and the market price of the Company's public shares; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the closing of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Company's value, the market value of the stocks of public MHC institutions, or the Company's value alone. To the extent a change in factors impacting the

Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the FMS acquisition, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company's Minority Stock Issuance.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial condition are noted as follows:

- Overall A/L Composition. Relative to the Peer Group, the Company maintains a modestly lower proportion of loans to total assets and a greater level of loan portfolio diversification. This portfolio composition has resulted in a comparatively higher yield on IEA for the Company. The Company's funding composition reflected a higher level of deposits, as well as a higher level of core deposits, and a lower level of borrowings in comparison to the Peer Group's ratios. The Company also maintains a higher IBL ratio reflecting lower pre-offering equity/assets ratio. The Company's lower IEA/IBL ratio improves on a pro forma basis, but the Peer Group's ratio also improves under the second step conversion scenario. Thus, the Company maintains an earnings power disadvantage.

- Credit Quality. The Company's credit risk exposure appears to be similar to the Peer Group on average, based on the ratios of NPAs and reserves as a percent of NPAs. While the Company maintains higher allowances for loan and lease losses ("ALLL") than the Peer Group relative to total loans, reserve coverage in relation to NPAs is comparable. Upon examining the loan portfolio composition, it appears the Company has a higher credit risk profile.

- Balance Sheet Liquidity. The Company currently maintains a higher level of cash, investments and MBS. Like the Peer Group, the majority of the Company's investments are designated AFS; FMS's investment portfolio will be marked-to-market at the time of acquisition facilitating portfolio restructuring if desired by the Company. The infusion of the stock proceeds will initially increase the Company's level of liquid assets pending investment into loans and other longer-term investments. The Company appears to have greater current borrowing capacity than the Peer Group due to the smaller balance of borrowed funds.

- Equity. The Company maintains a lower pre-offering GAAP equity ratio as the Peer Group. On a tangible equity basis the Company's pre-conversion equity ratio is comparatively lower due to the intangible assets resulting from the FMS acquisition. After factoring in proceeds from the Minority Stock Issuance, the Company's tangible equity position disadvantage will diminish, but the tangible equity ratio will still remain below the Peer Group average both on a reported and fully converted basis.

On balance, we have made a slight downward adjustment for the Company's financial condition on a pro forma basis relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings growth heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. The Company's pro forma profitability is lower than the Peer Group average for the most recent 12 months. Higher operating costs (before potential synergies) and the CDI amortization expense were the primary factors contributing to the Company's lower ratio, the impact of which was partially offset by its comparatively stronger contribution from net interest income, non-interest fee income and net non-operating gains ratios. Reinvestment of offering proceeds into interest-earning assets will serve to increase the Company's earnings, as will potential merger synergies. At the same time, the Company will incur certain one-time expenses pursuant to the completion of the conversion and acquisition, which have been excluded for valuation purposes. On a pro forma fully converted basis, both the Company and the Peer Group will benefit from the assumed offering proceeds of a second step conversion from a reinvestment perspective.

- Core Profitability. On a core basis, adjusting for non-operating items for both, the Company's profitability disadvantage relative to the Peer Group remains.

- Interest Rate Risk. Quarterly changes in the Company's net interest income ratio to average assets indicate a similar degree of volatility relative to the Peer Group. Other measures, such as equity ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets, were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's equity position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate a portion of the current advantages indicated for the Peer Group's ratios (however, the Peer Group would also benefit from second step proceeds).

- Credit Risk. Loan loss provisions had a comparable impact on the Company's profitability for the past year. Moreover, the Company's NPAs and reserves ratios are similar to the Peer Group on average. At the same time, the Company has a higher credit risk profile than the Peer Group.

- Earnings Growth Potential. It appears the Company has greater earnings growth potential, particularly if merger synergies are realized and if the Company can increase the cross-sell ratio to FMS customers with broader products and services. While the Company has lower pro forma leverage capacity given its lower tangible equity relative to the Peer Group, the broader products and services offered and the more favorable primary market area suggest greater revenue growth potential for the Company.

- Return on Equity. The Company's pro forma ROE is expected to fall below the comparable averages for the Peer Group and the industry, owing to the Company's lower pro forma core profitability. The Company's ROE may benefit to the extent that anticipated post-acquisition operating synergies can be realized, although this will take some time to realize and the amount of synergies that can be realized is speculative at this time.

Overall, we concluded with a slight upward adjustment for profitability, growth and viability of earnings, which primarily takes into account the long term earnings benefits of the FMS acquisition including the potential to realize appreciable merger synergies.

3. Asset Growth

As the result of the FMS acquisition, factoring in the enhanced pro forma tangible equity and substantially expanded retail branch banking presence in growing areas of New Jersey, the Company's asset growth potential appears to be more favorable than for the Peer Group. However, without the FMS acquisition, the Company's annual asset growth fell short of the Peer

Group's annual growth. The acquisition of FMS is also viewed as enhancing the Company's growth potential, in view of the larger platform, expanded geographic coverage and enhanced cross-sell opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of a financial institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. On a post-Offering and post-acquisition basis, operating in areas throughout the Philadelphia metropolitan area, including the core city as well as suburban areas in Pennsylvania and New Jersey, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks.

Demographic and economic trends and characteristics in the Company's primary market area are relatively favorable to the primary market areas served by the Peer Group companies (see Table 4.1), although the markets served reflect significant variability. On a weighted average basis (weighted based on total population), the population of the markets served by the Company increased at a relatively strong pace during the first six years of this decade, with the strong growth trend projected to remain in place over the last half of the decade. Per capita income measures for the markets served by the Company were modestly above the comparable measures for Pennsylvania as well as in comparison to the median and average income measures for the Peer Group's markets. The comparatively higher income level (per capita income is above the average and median for the state as well as the Peer Group's respective markets) is reflective of the Company's presence in many attractive suburban markets as well as the core city Philadelphia market. The underlying economic strength of the Company's markets is also reflected in the relatively low unemployment rate for the Company's market versus the Peer Group's markets, which equaled 4.1% and 4.8%, respectively.

On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

Table 4.1
Beneficial Mutual Bancorp, Inc.
Peer Group Market Area Comparative Analysis

Ticker	Institution	County	Population 2000 (000)	Population 2006 (000)	Proj. Pop. 2011	2000-2006 % Change	2006-2011 % Change	Per Capita Income 2006 Amount	Per Capita Income % State Average	Deposit Market Share(1)	Dec. 2006 nemployment Rate
CFFN	Capitol Federal Financial MHC of KS	Shawnee	170	174	176	2.3%	1.4%	25,911	101.3%	34.2%	4.5%
NWSB	Northwest Bancorp MHC of PA	Warren	44	42	41	-3.4%	-2.8%	22,255	83.1%	58.4%	4.8%
ISBC	Investors Bancorp MHC of NJ	Essex	794	810	823	2.1%	1.6%	30,301	88.6%	4.5%	5.0%
KRNY	Kearny Financial Corporation MHC of NJ	Essex	794	810	823	2.1%	1.6%	30,301	88.6%	0.8%	5.0%
WAUW	Wauwatosa Holdings MHC of WI	Milwaukee	940	935	934	-0.5%	-0.1%	24,766	92.3%	3.2%	5.3%
RCKB	Rockville Financial MHC of CT	Tolland	136	149	156	9.0%	4.9%	32,958	89.9%	24.2%	3.1%
UBNK	United Financial Group MHC of MA	Hampden	456	468	476	2.6%	1.6%	24,007	70.0%	8.9%	6.0%
CSBK	Clifton Savings Bancorp MHC of NJ	Passaic	489	506	518	3.4%	2.4%	26,276	76.8%	5.1%	4.7%
ACFC	Atlantic Coast Federal Corp. MHC of GA	Ware	35	35	36	-0.1%	0.3%	18,160	66.8%	26.3%	4.9%
KFED	K-Fed Bancorp MHC of CA	Los Angeles	9,519	10,157	10,627	6.7%	4.6%	25,042	89.5%	0.2%	4.2%
		Averages:	**1,338**	**1,409**	**1,461**	**2.4%**	**1.5%**	**25,998**	**84.7%**	**16.6%**	**4.8%**
		Medians:	**473**	**487**	**497**	**2.2%**	**1.6%**	**25,477**	**88.6%**	**7.0%**	**4.9%**
	Beneficial Mutual Bancorp - Market Total/Weighted Avg. (2)		**5,134**	**5,279**	**5,397**	**3.0%**	**2.2%**	**31,682**	**118.2%**	**2.3%**	**4.1%**
		Bucks, PA	**598**	**635**	**661**	**6.2%**	**4.1%**	**36,137**	**134.9%**	**0.9%**	**3.4%**
		Chester, PA	**434**	**483**	**530**	**11.3%**	**9.7%**	**41,904**	**156.4%**	**0.4%**	**2.8%**
		Delaware, PA	**551**	**557**	**558**	**1.1%**	**0.2%**	**32,770**	**122.3%**	**3.5%**	**3.7%**
		Montgomery, PA	**750**	**781**	**805**	**4.1%**	**3.1%**	**40,652**	**151.7%**	**1.1%**	**3.1%**
		Philadelphia, PA	**1,518**	**1,472**	**1,440**	**-3.0%**	**-2.2%**	**20,913**	**78.0%**	**2.3%**	**5.8%**
		Burlington, NJ	**423**	**458**	**487**	**8.3%**	**6.3%**	**33,692**	**125.7%**	**11.4%**	**3.3%**
		Camden, NJ	**509**	**521**	**529**	**2.4%**	**1.5%**	**27,940**	**104.3%**	**0.3%**	**4.2%**
		Mercer, NJ	**351**	**372**	**387**	**6.0%**	**4.0%**	**35,717**	**133.3%**	**0.0%**	**3.4%**

(1) Total institution deposits in headquarters county as percent of total county deposits.
(2) Weighted average based on the total population.

Sources: SNL, FDIC.

5. Dividends

The Company has indicated that it will consider paying a cash dividend. However, the amount and timing of any dividends has not yet been determined. The future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

A total of seven of the ten Peer Group companies pay regular cash dividends, with dividend yields ranging from 1.36% to 5.12% on a reported basis. The average dividend yield on the stocks of the Peer Group institutions equaled 1.73% as of February 23, 2007 (see Table 4.5). As of February 23, 2007, more than 80% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) and the average dividend yield of all publicly traded thrifts was 2.06% and the average payout ratio of 33.78%.

Our valuation adjustment for dividends for the Company as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated mutual holding companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as the Peer Group companies (all of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent the Company's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

On balance, we concluded that a slight downward adjustment is warranted for purposes of dividends relative to the Peer Group, based on its lower pro forma tangible equity ratio and its lower pro forma ROA, tempered by the earnings growth potential attributable to the FMS acquisition with synergies and cross-sell potential.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $93.4 million to $853.3 million as of February 23, 2007, with average and median market values of $332.7 million and $167.5 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 5.1 million to 53.2 million, with average and median shares outstanding of 16.6 million and 11.4 million, respectively. On a pro forma basis, after the Minority Stock Issuance and acquisition, the Company's shares and market cap will fall within the range of the Peer Group, with shares falling above the Peer Group's average and median ratios and market cap being similar to the Peer Group's average and median. It is anticipated that the Company's stock will be listed on NASDAQ. Based on the foregoing, we anticipate that the liquidity in the Company's stock will be relatively similar to the Peer Group companies' stocks. Overall, we concluded that no adjustment was warranted for this factor.

7. Marketing of the Issue

Four separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has generally been positive over the past year. The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the Dow Jones Industrial Average ("DJIA") closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve's March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from March economic data. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks rallied in mid-June following reassuring inflation comments by the Federal Reserve Chairman. Higher interest rates dampened the rally ahead of the Federal Reserve meeting in late-June. Stocks surged higher following the Federal Reserve meeting in late-June, as comments from the Federal Reserve served to calm inflation worries and raised expectations of an end to the current cycle of rate increases.

Geopolitical turmoil and higher oil prices pulled stocks lower at the start of the third quarter of 2006. The broader stock market rallied briefly in mid-July on comments from the Federal Reserve that hinted at the possibility of a pause in the current cycle of rate increases and some favorable second quarter earnings reports. After trading in a narrow range during late-July and early-August, stocks retreated following the Federal Reserve meeting in August. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The DJIA moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. The DJIA closed above 12000 heading into late-October, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. However, the broad stock market indices rebounded in February as the Federal Reserve left its short term interest rate benchmarks unchanged, oil and commodity prices continued to remain moderate, and inflation and economic news were generally benign. As a result, the DJIA reached a new record high on February 20, 2007, before pulling back slightly at the end of the trading week. As an indication of the general trends in the nation's stock markets over the past year, as of February 23, 2007 the DJIA closed at 12,467.48, an increase of 1.5% for the year and 14.3% over the last twelve months. Comparatively, the NASDAQ closed at 2515.10 on February 23, 2007, an increase of 4.1% for the year and 10.3% over the last twelve months, while the S&P 500 closed at 1451.19, an increase of 2.3% for the year and 12.7% over the last twelve months.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have been outperformed by the broader market during the past year. Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin compression. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrift stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift stocks, particularly in the Northeast states. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading into the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks in late-May, although thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. Thrift stocks traded in a narrow range ahead of the Federal Reserve meeting in late-June and then rallied strongly following statements from the Federal Reserve that hinted at the possibility of taking a break from raising interest rates further.

Activity in thrift stocks was neutral at the beginning of the third quarter of 2006, which was followed by a downturn in thrift stocks along with the broader market in mid-July. Comments from the Federal Reserve indicating expectations of inflation moderating and some positive second quarter earnings sparked a brief rally in thrift stocks, which was followed by a pull back in late-July. Earnings falling short of expectations due to margin compression contributed to the sell-off in thrift stocks. Thrift stocks bounced higher in early-August, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift stocks heading into mid-August, which was followed by an upturn in mid-August as thrift stocks participated in the broader market rally that was powered by favorable inflation data. Thrift stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrift and bank stocks along with the broader market in mid-November, while weaker than expected housing data pressured thrift and bank stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift and bank stocks in early-December. Thrift and bank stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift and bank stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates anytime soon. Mixed fourth quarter earnings reports provided for a choppy market for thrift and bank issues in mid-January 2007. In February, the market for thrift and bank stocks continued to trade in a narrow range as the inverted yield curve showed no signs of abating which, coupled with ongoing weakness in the real estate markets, meant that meaningful earnings growth for many banks and thrifts would be difficult to achieve over the foreseeable future. On February 23, 2007, the SNL Index for all publicly-traded thrifts closed at 1795.3, an increase of 7.9% from one year ago and a decrease of 1.9% year-to-date. The SNL MHC Index for all publicly-traded MHCs closed at 3887.3, and reflects much better performance the SNL Index for all thrifts, increasing by 29.1% from one year ago and an increase of 0.3% year-to-date. Importantly, both these indices are weighted by market value and thus, predominately reflect the trends in the trading values of larger cap companies. In particular, we believe the MHC index reflects the price increase of Peoples Bank of Connecticut, which has increased by nearly 25% following the submission of its application to compete a second step conversion.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market, including the market for secondary offerings, is separate and distinct from the market for seasoned fully converted thrift stocks in that the pricing ratios for both converting issues and secondary stock issuances are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the offering amount, unlike existing full stock thrift equities in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of existing issues is perhaps and those undertaking a significant stock offering is no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, we believe it is appropriate to consider the market for new thrift issues, both at the time of the conversion and in the aftermarket, as a proxy for the market for secondary offerings given the apparent similarities between these two types of transactions.

The market for thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, one standard and three second step conversions were competed during the past three months. However, there were four mutual holding company offerings completed during the past three months, which are considered to be more relevant for purposes of our analysis. Three of the four MHC IPOs were closed at the top of the superrange while MainStreet Financial Corp. of MI closed its offering at a level just below the midpoint of the offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 79.5% and 82.8% based on the median. On average, the prices of the recent MHC offerings reflected price appreciation of

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans					Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 2/23/07 ($)	% Change (%)
Standard Conversions																																
Hampden Bancorp, Inc., MA*	1/17/07	HBNK-NASDAQ	$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	S	5.0%	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.50	25.0%	$12.34	23.4%	$12.45	24.5%
Averages - Standard Conversions:			$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.6%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.60	25.0%	$12.34	23.4%	$12.45	24.6%
Medians - Standard Conversions:			$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.6%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.60	25.0%	$12.34	23.4%	$12.45	24.6%
Second Step Conversions																																
Osage Bancshares, Inc., OK	1/18/07	OSBK-NASDAQ	$ 117	11.31%	0.08%	1751%	$ 25.1	70%	100%	3.2%	N.A.	N.A.	8.0%	2.9%	7.2%	2.8%	3.81%	103.0%	34.2x	25.9%	0.8%	25.1%	3.0%	$10.00	$9.95	-0.5%	$9.95	-0.5%	$9.32	-6.8%	$9.77	-2.3%
Westfield Financial, Inc., MA*	1/4/07	WFD-AMEX	$ 837	13.97%	0.08%	757%	$ 184.0	58%	115%	1.6%	N.A.	N.A.	4.0%	3.4%	8.5%	0.6%	1.80%	111.2%	34.0x	31.7%	0.9%	28.5%	3.3%	$10.00	$10.70	7.0%	$10.75	7.5%	$10.90	9.0%	$10.85	8.5%
Averages - Second Step Conversions:			$ 477	12.64%	0.08%	1254%	$ 104.6	64%	108%	2.4%	N.A.	N.A.	6.0%	3.1%	7.8%	1.7%	2.81%	107.1%	34.1x	28.8%	0.8%	26.8%	3.1%	$10.00	$10.33	3.2%	$10.35	3.6%	$10.11	1.1%	$10.31	3.1%
Medians - Second Step Conversions:			$ 477	12.64%	0.08%	1254%	$ 104.6	64%	108%	2.4%	N.A.	N.A.	6.0%	3.1%	7.8%	1.7%	2.81%	107.1%	34.1x	28.8%	0.8%	26.8%	3.1%	$10.00	$10.33	3.2%	$10.35	3.6%	$10.11	1.1%	$10.31	3.1%
Mutual Holding Company Conversions																																
Oritani Financial Corp., NJ	1/24/07	ORIT-NASDAQ	$ 1,069	14.24%	0.04%	1675%	$ 121.7	30%	132%	1.6%	C/S	1MM/6.67%	12.3%	6.1%	15.3%	2.8%	0.00%	82.8%	32.7x	28.8%	0.7%	21.5%	3.2%	$10.00	$15.97	59.7%	$15.35	53.5%	$15.50	55.0%	$15.50	55.0%
Polonia Bancorp, PA	1/16/07	PBCP-OTCBB	$ 167	7.11%	0.15%	298%	$ 14.9	45%	132%	5.7%	N.A.	N.A.	8.7%	4.4%	10.9%	10.8%	0.00%	82.8%	45.7x	16.9%	0.3%	13.3%	2.0%	$10.00	$10.10	1.0%	$10.01	0.1%	$10.06	0.6%	$10.20	2.0%
MSB Financial Corp., NJ*	1/5/07	MSBF-NASDAQ	$ 276	7.12%	0.66%	51%	$ 25.3	45%	132%	3.2%	N.A.	N.A.	8.0%	4.4%	10.9%	5.2%	0.00%	83.3%	33.0x	17.4%	0.5%	13.8%	3.3%	$10.00	$12.30	23.0%	$12.10	21.0%	$11.93	19.3%	$11.75	17.5%
MainStreet Financial Corp., MI*	12/27/06	MSFN-OTCBB	$ 115	5.31%	1.00%	49%	$ 3.6	47%	95%	18.6%	N.A.	N.A.	8.0%	0.0%	0.0%	9.2%	0.00%	69.1%	NM	6.4%	-0.2%	6.6%	-2.9%	$10.00	$11.00	10.0%	$11.00	10.0%	$9.75	-2.5%	$9.85	-1.5%
Averages - Mutual Holding Company Conversions:			$ 407	8.45%	0.46%	618%	$ 41.3	42%	123%	7.2%	NA	NA	9.2%	3.7%	9.3%	7.0%	0.00%	79.6%	37.1x	17.4%	0.3%	13.8%	1.4%	$10.00	$12.34	23.4%	$12.12	21.2%	$11.81	18.1%	$11.83	18.3%
Medians - Mutual Holding Company Conversions:			$ 222	7.12%	0.41%	174%	$ 20.1	45%	132%	4.4%	NA	NA	8.4%	4.4%	10.9%	7.2%	0.00%	82.8%	33.0x	17.1%	0.4%	13.6%	2.6%	$10.00	$11.65	16.5%	$11.55	15.5%	$11.00	10.0%	$10.98	9.7%
Averages - All Conversions:			$ 438	9.40%	0.43%	686%	$64.3	56%	120%	5.2%	NA	NA	8.1%	3.6%	9.0%	4.8%	0.80%	87.6%	37.7x	20.2%	0.6%	18.1%	2.0%	$10.00	$11.83	18.3%	$11.67	16.7%	$11.40	14.0%	$11.48	14.8%
Medians - All Conversions:			$ 276	7.12%	0.15%	298%	$25.3	47%	132%	3.2%	NA	NA	8.0%	4.0%	10.0%	2.8%	0.00%	82.8%	34.1x	17.4%	0.6%	17.9%	3.0%	$10.00	$11.00	10.0%	$11.00	10.0%	$10.90	9.0%	$10.85	8.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 23, 2007

21.2% after the first week and 18.1% after the first month of trading based on the average, and 10.0% and 9.7% respectively, based on the median. It should be noted that none of these offerings involved a simultaneous acquisition.

C. The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions operating in Pennsylvania. As shown in Exhibit IV-4, there were seven thrift acquisitions completed from the beginning of 2004 through year-to-date 2007. To the extent that speculation of a re-mutualization may impact the Company's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence the Company's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Beneficial's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides a listing of Beneficial's Board of Directors and senior management. The Company's management and Board of Directors have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure as indicated by the financial characteristics of the Company. Beneficial currently does not have any executive management positions that are vacant. It should be noted that the Company has employed a new CEO following the retirement of the former CEO. The new CEO has a commercial lending background which should facilitate the business plan emphasis going forward. At the same time, performance under the management of the CEO is limited, so there is some uncertainty.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, the Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios. Accordingly, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in the Company as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Minority Stock Issuance and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In addition, we have taken into account the estimated pro forma impact of the FMS acquisition, incorporating the pro forma data from the prospectus.

Pursuant to the Minority Stock Issuance, we have also incorporated the valuation parameters disclosed in the Company's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value are described more fully below.

- Conversion Expenses. Offering expenses have been assumed to equal 2.0% of the gross proceeds, which is typical of the level of offering expenses recorded in offerings that were comparable to the Company's full conversion value.
- Effective Tax Rate. The Company has determined the marginal effective tax rate on the net reinvestment benefit of the offering proceeds to be 35%.

Table 4.3
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the 12 Months Ended December 31, 2006

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion(4)				Pro Forma Per Share Data (Fully-Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Share Price ($)	Gross Proceeds(1 ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	13,815	5,080	8,735	0.39	0.39	6.59	6.38	57.41	18.39	160,637	138,148	2,697	0.59	0.59	16.59	16.38	67.41	36.8	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	74,116	21,839	52,277	0.61	0.61	11.70	11.70	110.72	39.07	2,042,462	1,756,518	34,289	1.07	1.07	35.40	35.40	134.42	29.5	0.00
CSBK	Clifton Svg Bp MHC of NJ(43.3)	29,329	12,813	16,516	0.10	0.10	6.49	6.49	27.85	12.20	201,495	173,286	3,383	0.22	0.22	12.40	12.40	33.76	43.7	0.00
ISBC	Investors Bcrp MHC of NJ(45.7)	115,970	53,176	62,794	0.26	0.28	7.77	7.77	46.97	15.67	983,982	846,225	16,519	0.40	0.42	15.07	15.07	54.27	45.9	0.00
KFED	K-Fed Bancorp MHC of CA (37.3)	14,058	5,265	8,793	0.36	0.36	6.57	6.26	55.25	19.78	173,926	149,576	2,920	0.57	0.57	17.21	16.90	65.89	37.5	0.00
KRNY	Kearny Fin Cp MHC of NJ (29.7)	71,649	21,538	50,111	0.08	0.07	6.58	5.42	28.17	14.75	739,137	635,658	12,409	0.25	0.24	15.45	14.29	37.04	30.1	0.00
NWSB	Northwest Bcrp MHC of PA(39.1)	50,029	19,575	30,454	1.03	0.98	12.08	8.78	130.48	27.50	837,485	720,237	14,060	1.31	1.26	26.48	23.18	144.88	39.1	0.00
RCKB	Rockville Fin MHC of CT (45.0)	19,435	8,746	10,689	0.41	0.40	8.08	8.02	62.42	15.32	163,755	140,830	2,749	0.55	0.54	15.33	15.27	69.67	45.0	0.00
UBNK	United Fin Grp MHC of MA(46.4)	17,155	7,964	9,191	0.35	0.39	7.95	7.93	57.17	14.84	136,394	117,299	2,290	0.48	0.52	14.79	14.77	64.01	46.4	0.00
WAUW	Wauwatosa Hlds MHC of WI(30.4)	33,115	10,045	23,070	0.24	0.25	7.29	7.29	49.78	17.79	410,515	353,143	6,895	0.45	0.46	17.95	17.95	60.43	30.3	0.00

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00%
ESOP percent purchase	8.00%
Recognition plan percent	4.00%

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	3.18%
ESOP loan term (years)	10
Recognition plan vesting (years)	5
Effective tax rate	34.00%

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

- Reinvestment Rate. The pro forma section in the prospectus incorporates a 4.99% reinvestment rate, equivalent to the average of the prevailing yield for a U.S. Treasury bills with a one year maturity as of December 31, 2006.

- ESOP. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Company's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase stock equal to 8% of the fully converted shares outstanding including shares issued to FMS in the merger and shares issued to the Foundation. ESOP stock purchases are assumed to be consummated at the initial public offering price, with the Company funded ESOP loan amortized on a straight-line basis over 20 years.

- Equity Incentive Plan ("EIP"). The EIP is assumed to purchase 4.0% of the fully converted shares outstanding including shares issued to FMS in the merger and shares issued to the Foundation, at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

- Stock Options: 10.0% of total shares issued, with the fair value calculated to equal $3.81 per option vested over five years.

- Charitable Foundation: $10 million contribution to Foundation, 5% in cash and 95% in shares (actually occurs immediately following Minority Stock Issuance).

- FMS Acquisition

  - Cash and stock transaction, for $183.0 million merger consideration;
  - Per share amount: $28.00 per FMS share outstanding;
  - Total consideration: $183.0 million, including after-tax cost of options;
  - Value of cash component ranges from $64.2 million to $77.9 million;
  - Value of stock component ranges from $105.1 million to $118.8 million; and
  - Merger adjustments, mark-to-market adjustments and transaction expenses are reflected in purchase accounting for the merger (current estimates as of December 31, 2006 are incorporated in the prospectus).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting proceeds from the Minority Stock Issuance, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, it is our opinion that, as of February 23, 2007, the aggregate market value of the Company's common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company's depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS's shareholders at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share Offering price is set forth on the following page:

	Before Issuance of Foundation Shares		After Issuance of Foundation Shares(1)(2)	
	Total Shares(1)	Aggregate Market Value(1)	Total Shares(1)	Aggregate Market Value(1)
Minimum	55,137,194	$551,371,940	56,087,194	$560,871,940
Midpoint	63,453,103	$634,531,030	64,403,103	$644,031,030
Maximum	71,925,890	$719,258,900	72,875,890	$728,758,900
Supermaximum	81,314,600	$813,146,000	82,264,600	$822,646,000

(1) Based on a $10.00 per share price, pursuant to a full conversion.
(2) The valuation conclusion takes into account all the shares issued and outstanding immediately following the stock issuance, acquisition and contribution to the Foundation.

Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base (incorporating the FMS merger). In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The valuation earnings base reflecting reported earnings for the Company, which includes the estimated pro forma earnings contribution from FMS (before synergies and additional one-time merger integration costs), equaled $13.935 million for the 12 months ended December 31, 2006 (this is derived from the prospectus presentation of the pro forma earnings for the merged company and is shown in the top panel of the schedule on the following page). Since this earnings base includes net non-recurring income, for purposes of the valuation, we made adjustments to develop a core earnings base for the same trailing 12 month period. Specifically, we eliminated net gains on the sale of investment securities ($1.037 million) and net gains on the sale of fixed assets reflected in FMS's trailing 12 month earnings. As shown below, on a tax-effected basis, incorporating the Company's marginal tax rate of 35%, the Company's core earnings were determined to equal $12.717 million for the 12 months ended December 31, 2006. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

		Amount ($000)
I.	Derivation of Pre-Offering Earnings Base	
	Beneficial Mutual Bancorp Reported Earnings (12/31/06)	$11,625
	Plus: FMS Financial Corp. Reported Earnings (12/31/06)	5,319
	Pro Forma Combined Net Income Before Adjustment	$16,944
	Purchase Accounting Adjustments (1)	
	Plus: Accretion of Purchase Accounting Discounts (Loans & Inv.)	2,728
	Less: Amortization of Deposit Premium	(580)
	Plus: Accretion of Borrowings Discount	338
	Less: Amortization of Premium on Trust Preferred Securities	(29)
	Less: Amortization of New Core Deposit Intangible	(3,479)
	Plus: Elimination of FMS Historical Core Deposit Int. Amortization	716
	Lost Reinvestment Income on Cash (2)	(4,323)
	Plus: Tax Effect	1,620
	Pro Forma Net Income (3)	$13,935

(1) Based on disclosures provided in the prospectus.
(2) Based on $86.6 million of cash paid out consisting of merger consideration and merger adjustments.
(3) Reflects pro forma impact of the merger, including the cash payment of the cash and stock merger consideration but before issuance of shares in the public offering.

II.	Derivation of Core Net Income	
	Net income(1)	$13,935
	Less: Net gains on sale of securities	(1,037)
	Less: Net gains on sale of fixed assets	(837)
	Add back: Net tax effect of adjustments(2)	656
	Core earnings estimate	$12,717

(1) Reflects pro forma impact of the merger, including the cash payment of the cash and stock merger consideration but before issuance of shares in the public offering.
(2) Tax effected at a 35% effective tax rate.

Based on the Company's reported and estimated core earnings, and incorporating the net reinvestment impact of the pro forma Offering and merger-related assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $644.0 million midpoint value equaled 34.63 times and 37.05 times, respectively, indicating a premium of 6.2% and 15.3% respectively, to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 32.61 times and 32.14 times, respectively (see Table 4.4). The Peer Group's median reported and core P/E multiples (fully-converted basis) equaled 32.94 times based on the median. At the supermaximum of the valuation range, the Company's pro forma reported and core P/E multiples (fully-converted basis) equaled 39.26 times and 41.69 times, respectively, indicating premiums of 20.4% and 29.7% relative to the comparative Peer Group average multiples. We consider it appropriate that the Company's earnings multiple reflect a comparative premium in view of the cumulative valuation adjustments and the potential merger synergies that may be realized over time.

On a reported or MHC basis, utilizing the Company's reported and core earnings for the twelve months ended December 31, 2006, the Company's pro forma P/E multiples based on reported and core earnings equaled 46.90 and 51.46 times at the midpoint, respectively (see Table 4.5). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock offering equaled 57.69 and 63.08 times, respectively. In comparison, the Peer Group average multiples based on reported and core earnings equaled 32.04 and 34.80 times, respectively, and 32.04 times and 38.05 times, respectively based on the median.

2. <u>Price-to-Book ("P/B")</u>. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to the Company's pro forma book value (fully-converted basis). The Company's pro forma book value taking into account the estimated pro forma impact of the FMS acquisition. In applying the P/B approach, we considered both reported book value and tangible book value. Total intangible assets created by the acquisition of FMS have been estimated to equal $131.7 million, which are added to the Company's existing intangible assets of $8.6 million as of December 31, 2006. Accordingly, the Company's valuation book value and tangible book value are $386.7 million and $245.3 million, respectively.

Based on the $644.0 million midpoint valuation on a fully converted basis, the Company's pro forma fully converted P/B and P/TB ratios equaled 77.88% and 93.95%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 103.7%

and 106.4% the Company's ratios reflected a discount of 24.9% on a P/B basis and 11.7% on a P/TB basis. At the supermaximum of the valuation range, the Company's pro forma P/B and P/TB ratios (fully-converted basis) equaled 83.88% and 98.02%, respectively, indicating discounts of 19.1% relative to the Peer Group average P/B multiple (103.7%) and 7.9% relative to the Peer Group average P/TB ratio (106.4%). Relative to the Peer Group's median P/B and P/TB ratios of 102.10% and 103.60%, respectively, the Company's value at the midpoint was discounted by 23.7% and 9.3%, respectively. We consider the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the mathematical nature of the calculation of the pro forma P/B and P/TB ratio which affects the converting institution's numerator and denominator, the Company's comparatively lower pro forma return on equity and the resulting pricing ratios under the earnings and assets approaches, including the premiums pursuant to the earnings approach.

On a reported basis (that is, on a current mutual holding company basis, the Company's pro forma P/B and P/TB ratios equaled 122.09% and 166.83%, respectively, at the midpoint (see Table 4.5). In comparison, the Peer Group average ratios based on reported and tangible book value equaled 237.58% and 253.53%, respectively, based on the average, and 225.91% and 258.09% based on the median. Thus, the Company's pro forma P/B ratio on a reported basis is discounted by 48.6% while the pro forma P/TB ratio is discounted by 34.2% relative to the Peer Group average. At the supermaximum of the valuation range, the Company's P/B is at a 40.7% discount to the Peer Group average while the P/TB ratio is at a discount of 26.6%.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. For valuation purposes, the valuation asset base is substantially the same on an MHC basis and fully-converted basis since the majority of MHC funds are on deposit with the Company. At the midpoint of the valuation range, the Company's full conversion value equaled 16.28% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 28.48% based on the average and 28.97% based on the median. Thus, the Company's pro forma P/A ratio (fully-

converted basis) reflects a 42.8% discount relative to the Peer Group average and a 43.8% discount relative to the Peer Group median. On a reported basis, the Company's pro forma P/A ratio equaled 17.61%, which implies a discount of 48.2% relative to the Peer Group's average P/A ratio of 34.00%.

Comparison to Recent Conversions and MHC Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The four recently completed MHC offerings closed at an average price/tangible book ratio of 79.5% (fully-converted basis) and appreciated 21.2% after one week of trading based on the average and 15.5% based on the median through February 23, 2007. In comparison, the Company's P/TB ratio of 93.95% at the midpoint value reflected a premium of 15.4% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company's P/TB ratio of 98.02% reflected an implied premium of 18.9% relative to the average closing P/TB ratio of the recent MHC offerings. It is important to note that the recent offerings did not involve simultaneous acquisitions.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 23, 2007, the estimated aggregate pro forma market value of the Company's common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company's depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the

Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS's shareholders at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are shown on the following page. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

			Shares Issued Publicly			
	Total Shares	MHC Shares	Total Public Shares(2)	Sold In the Offering	Merger Shares (2)	Issued to Foundation (3)
Shares (1)						
Minimum	56,087,194	29,452,500	26,634,694	15,172,500	10,512,194	950,000
Midpoint	64,403,103	34,650,000	29,753,103	17,850,000	10,953,103	950,000
Maximum	72,875,890	39,847,500	33,028,390	20,527,500	11,550,890	950,000
Supermaximum	82,264,600	45,824,625	36,439,975	23,606,625	11,883,350	950,000
Distribution of Shares						
Minimum	100.00%	52.51%	47.49%	27.05%	18.74%	1.69%
Midpoint	100.00%	53.80%	46.20%	27.72%	17.01%	1.48%
Maximum	100.00%	54.68%	45.32%	28.17%	15.85%	1.30%
Supermaximum	100.00%	55.70%	44.30%	28.70%	14.45%	1.15%
Aggregate Market Value						
Minimum	$560,871,940	$294,525,000	$266,346,940	$151,725,000	$105,121,940	$9,500,000
Midpoint	644,031,030	346,500,000	297,531,030	178,500,000	109,531,030	9,500,000
Maximum	728,758,900	398,475,000	330,283,900	205,275,000	115,508,900	9,500,000
Supermaximum	822,646,000	458,246,250	364,399,750	236,066,250	118,833,500	9,500,000

(1) Based on offering price of $10.00 per share.
(2) Reflects a 2.80 times exchange ratio.
(3) Shares issued to the Foundation are fixed at 950,000.

Table 4.4
Public Market Pricing
Beneficial Mutual Bancorp, Inc. and the Comparables
As of February 23, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
																	Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Beneficial Mutual Bancorp, Inc.																					
Superrange	$10.00	$822.65	$0.24	$11.92	39.26x	83.88%	20.01%	98.02%	41.69x	$0.00	0.00%	0.00%	$4,111	23.86%	20.42%	0.33%	0.51%	2.14%	0.48%	2.01%	694.31
Maximum	$10.00	$728.76	$0.25	$12.35	36.96x	80.98%	18.08%	96.08%	39.40x	$0.00	0.00%	0.00%	$4,030	22.33%	18.82%	0.34%	0.49%	2.19%	0.46%	2.06%	603.75
Midpoint	$10.00	$644.03	$0.27	$12.84	34.63x	77.88%	16.28%	93.85%	37.05x	$0.00	0.00%	0.00%	$3,957	20.90%	17.32%	0.34%	0.47%	2.25%	0.44%	2.10%	525.00
Minimum	$10.00	$560.87	$0.29	$13.47	32.04x	74.25%	14.43%	91.37%	34.44x	$0.00	0.00%	0.00%	$3,886	19.44%	15.80%	0.35%	0.45%	2.32%	0.42%	2.16%	446.25
All Public Companies(7)																					
Averages	$19.17	$424.79	$0.86	$13.31	19.51x	150.95%	18.24%	170.33%	20.40x	$0.40	2.06%	33.78%	$3,017	12.08%	10.80%	0.54%	0.60%	6.42%	0.59%	5.79%	
Medians	16.23	106.31	0.61	11.29	16.77x	138.52%	14.97%	161.35%	17.65x	$0.32	2.05%	18.37%	$777	10.40%	8.80%	0.31%	0.61%	5.74%	0.63%	5.90%	
All Non-MHC State of PA(7)																					
Averages	$20.18	$1,380.65	$1.21	$15.50	16.96x	128.51%	10.73%	159.57%	15.96x	$0.50	2.62%	40.67%	$10,174	8.51%	6.60%	0.39%	0.62%	7.67%	0.65%	8.02%	
Medians	$18.49	$117.10	$1.07	$13.76	16.76x	130.52%	9.45%	142.86%	16.57x	$0.52	2.75%	21.40%	$1,145	7.02%	6.70%	0.37%	0.66%	7.51%	0.75%	8.23%	
Comparable Group Averages																					
Averages	$19.53	$917.71	$0.59	$18.67	32.61x	103.72%	28.48%	106.37%	32.14x	$0.43	1.60%	23.46%	$3,346	27.64%	27.01%	0.44%	0.78%	3.02%	0.80%	3.04%	
Medians	$16.73	$473.52	$0.53	$16.02	32.94x	102.10%	28.97%	103.60%	32.94x	$0.22	1.66%	18.61%	$1,678	26.23%	25.99%	0.26%	0.78%	3.14%	0.81%	3.17%	
Comparable Group																					
ACFC All Cst Fed Cp of GA MHC(36.8)	$18.39	$254.06	$0.59	$16.59	31.17x	110.85%	27.28%	112.27%	31.17x	$0.48	2.61%	NM	$931	24.61%	24.30%	0.40%	0.90%	3.51%	0.90%	3.51%	
CFFN Capitol Fd Fn MHC of KS (29.5)	$39.07	$2,895.71	$1.07	$35.40	36.51x	110.37%	29.07%	110.37%	36.51x	$2.00	5.12%	NM	$9,963	26.34%	26.34%	0.10%	0.80%	3.03%	0.80%	3.03%	
CSBK Clifton Svg Bp MHC of NJ(43.3)	$12.20	$357.81	$0.22	$12.40	NM	98.39%	36.14%	98.39%	NM	$0.20	1.64%	NM	$990	36.73%	36.73%	NA	0.64%	1.75%	0.64%	1.75%	
ISBC Investors Bcrp MHC of NJ(45.7)	$15.67	$1,817.25	$0.42	$15.07	39.18x	103.98%	28.87%	103.98%	37.31x	$0.00	0.00%	0.00%	$6,294	27.77%	27.77%	0.07%	0.74%	2.66%	0.78%	2.79%	
KFED K-Fed Bancorp MHC of CA (37.3)	$19.78	$278.07	$0.57	$17.21	34.70x	114.93%	30.02%	117.04%	34.70x	$0.40	2.02%	70.18%	$926	26.12%	25.65%	NA	0.88%	3.31%	0.88%	3.31%	
KRNY Kearny Fin Cp MHC of NJ (29.7)	$14.75	$1,058.82	$0.24	$15.45	NM	95.47%	39.82%	103.22%	NM	$0.20	1.36%	NM	$2,654	41.71%	38.58%	NA	0.67%	1.59%	0.65%	1.53%	
NWSB Northwest Bcrp MHC of PA(39.1)	$27.50	$1,375.80	$1.26	$26.48	20.99x	103.85%	18.98%	118.64%	21.83x	$0.80	2.91%	63.49%	$7,248	18.28%	16.00%	0.78%	0.90%	4.97%	0.87%	4.78%	
RCKB Rockville Fin MHC of CT (45.0)	$15.32	$297.74	$0.54	$15.33	27.85x	99.93%	21.99%	100.33%	28.37x	$0.00	0.00%	0.00%	$1,354	22.00%	21.91%	0.16%	0.86%	3.64%	0.84%	3.57%	
UBNK United Fin Grp MHC of MA(46.4)	$14.84	$254.58	$0.52	$14.79	30.92x	100.34%	23.18%	100.47%	28.54x	$0.24	1.62%	46.15%	$1,098	23.11%	23.08%	0.26%	0.75%	3.25%	0.81%	3.52%	
WAUW Wauwatosa Hlds MHC of WI(30.4)	$17.79	$589.22	$0.46	$17.95	39.53x	99.11%	29.44%	99.11%	38.67x	$0.00	0.00%	0.00%	$2,002	29.70%	29.70%	1.33%	0.76%	2.53%	0.78%	2.58%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 4.5
Public Market Pricing
Beneficial Mutual Bancorp, Inc. and the Comparables
As of February 23, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core		Offering
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Size ($Mil)
Beneficial Mutual Bancorp, Inc.																					
Superrange	$10.00	$364.40	$0.16	$7.09	57.69x	140.97	22.15	186.08	63.08x	$0.00	0.00%	0.00%	$3,714	15.71	11.90	0.37	0.38	2.44	0.35	2.23	236.07
Maximum	$10.00	$330.28	$0.18	$7.62	52.00x	131.28	19.77	176.17	56.94x	$0.00	0.00%	0.00%	$3,685	15.06	11.22	0.37	0.38	2.52	0.35	2.31	205.28
Midpoint	$10.00	$297.53	$0.19	$8.19	46.90x	122.09	17.61	166.83	51.46x	$0.00	0.00%	0.00%	$3,658	14.42	10.55	0.37	0.38	2.60	0.34	2.37	178.50
Minimum	$10.00	$266.35	$0.22	$8.94	41.59x	111.87	15.44	155.84	45.72x	$0.00	0.00%	0.00%	$3,632	13.81	9.91	0.37	0.37	2.69	0.34	2.45	151.73
All Public Companies(7)																					
Averages	$19.17	$424.79	$0.86	$13.31	19.51x	150.95%	18.24%	170.33%	20.40x	$0.40	2.06%	33.78%	$3,017	12.08%	10.80%	0.54%	0.60%	6.42%	0.59%	5.79%	
Medians	16.23	106.31	0.61	11.29	16.77x	138.52%	14.97%	161.35%	17.65x	$0.32	2.05%	18.37%	$777	10.40%	8.80%	0.31%	0.61%	5.74%	0.63%	5.90%	
All Non-MHC State of PA(7)																					
Averages	$20.18	$1,380.65	$1.21	$15.50	18.96x	128.51%	10.73%	159.57%	15.96x	$0.50	2.62%	40.67%	$10,174	8.51%	8.60%	0.39%	0.62%	7.67%	0.65%	8.02%	
Medians	$18.49	$117.10	$1.07	$13.76	16.76x	130.52%	9.45%	142.86%	16.57x	$0.52	2.75%	21.40%	$1,145	7.02%	6.70%	0.37%	0.66%	7.51%	0.75%	8.23%	
Comparable Group Averages																					
Averages	$19.53	$332.73	$0.38	$8.11	32.04x	237.58	34.00	253.53	34.80x	$0.43	1.73	7.14	$2,843	14.79	14.02	0.44	0.57	4.41	0.58	4.43	
Medians	$16.73	$167.51	$0.38	$7.53	32.04x	225.91	34.33	258.09	38.05x	$0.22	1.63	-	$1,431	13.43	13.38	0.26	0.59	4.81	0.64	5.00	
Comparable Group																					
ACFC All Cst Fed Cp of GA MHC(36.8)	$18.39	$93.42	$0.39	$6.59	NM	279.06	32.03	288.24	NM	$0.48	2.61	NM	793	11.48	11.11	0.40	0.71	5.73	0.71	5.73	
CFFN Capitol Fd Fn MHC of KS (29.5)	$39.07	$853.25	$0.61	$11.70	NM	333.93	35.29	333.93	NM	$2.00	5.12	NM	8,206	10.57	10.57	0.10	0.55	5.24	0.55	5.24	
CSBK Clifton Svg Bp MHC of NJ(43.3)	$12.20	$156.32	$0.10	$6.49	NM	187.98	43.81	187.98	NM	$0.20	1.64	NM	817	23.30	23.30	NA	0.35	1.51	0.35	1.51	
ISBC Investors Bcrp MHC of NJ(45.7)	$15.67	$833.27	$0.28	$7.77	NM	201.67	33.36	201.67	NM	$0.00	-	-	5,447	16.54	16.54	0.07	0.56	3.35	0.60	3.61	
KFED K-Fed Bancorp MHC of CA (37.3)	$19.78	$104.14	$0.36	$8.57	NM	301.07	35.80	315.97	NM	$0.40	2.02	NM	777	11.89	11.33	NA	0.67	5.45	0.67	5.45	
KRNY Kearny Fin Cp MHC of NJ (29.7)	$14.75	$317.69	$0.07	$6.58	NM	224.18	52.36	272.14	NM	$0.20	1.36	NM	2,018	23.36	19.24	NA	0.28	1.17	0.25	1.02	
NWSB Northwest Bcrp MHC of PA(39.1)	$27.50	$538.31	$0.98	$12.08	28.70	227.65	21.08	313.21	28.06	$0.80	2.91	NM	6,528	9.26	6.73	0.78	0.79	8.63	0.75	8.21	
RCKB Rockville Fin MHC of CT (45.0)	$15.32	$133.99	$0.40	$8.08	37.37	189.60	24.54	191.02	38.30	$0.00	-	-	1,213	12.94	12.84	0.16	0.72	5.21	0.70	5.08	
UBNK United Fin Grp MHC of MA(46.4)	$14.84	$118.19	$0.39	$7.95	NM	186.67	25.96	187.14	38.05	$0.24	1.62	28.57	981	13.91	13.88	0.26	0.61	4.40	0.68	4.91	
WAUW Wauwatosa Hlds MHC of WI(30.4)	$17.79	$178.70	$0.25	$7.29	NM	244.03	35.74	244.03	NM	$0.00	-	-	1,648	14.64	14.64	1.33	0.50	3.36	0.52	3.50	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Beneficial Mutual Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Beneficial Mutual Bancorp, Inc.
Key Operating Ratios

Exhibit I-2
Beneficial Mutual Bancorp, Inc.
Key Operating Ratios

Selected Financial Ratios and Other Data	At or For the Year Ended December 31, 2006	2005	2004	2003	2002
Performance Ratios:					
Return on average assets	0.49%	0.56%	0.51%	0.69%	0.96%
Return on average equity	4.04	4.83	4.44	6.24	8.71
Interest rate spread (1)	2.45	2.57	2.73	2.81	3.03
Net interest margin (2)	2.87	2.90	3.03	3.15	3.47
Other expenses to average assets	2.51	2.40	2.22	2.23	2.20
Efficiency ratio (3)	79.29	74.37	72.98	66.91	60.51
Average interest-earning assets to average interest-bearing liabilities	114.86	114.80	115.75	115.43	115.42
Average equity to average assets	12.20	11.52	11.49	11.12	11.03
Capital Ratios (4):					
Tier 1 capital to average assets	11.73	11.37	11.40	11.29	10.99
Tier 1 capital to risk-weighted assets	17.66	16.83	17.95	17.77	17.17
Total risk-based capital to risk-weighted assets	18.78	17.91	19.18	18.99	18.38
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.03	0.99	1.09	1.13	1.21
Allowance for loan losses as a percent of non-performing loans	213.09	331.32	278.17	252.90	256.67
Net charge-offs to average outstanding loans during the period	0.07	0.10	0.14	0.18	0.11
Non-performing loans as a percent of total loans	0.48	0.30	0.39	0.45	0.47
Non-performing assets as a percent of total assets	0.48	0.35	0.39	0.44	0.45
Other Data:					
Number of offices (5)	39	38	35	33	33
Number of deposit accounts	163,140	163,740	164,827	169,915	177,182
Number of loans	61,478	67,242	70,430	73,327	73,264

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents other non-interest expenses divided by the sum of net interest income and non-interest income.
(4) Ratios are for Beneficial Mutual Savings Bank.
(5) Two additional offices were opened in the first quarter of 2007.

EXHIBIT I-3

Beneficial Mutual Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-3
Beneficial Mutual Bancorp, Inc.
Investment Portfolio Composition

December 31, (In thousands)	2006 Amortized Cost	2006 Fair Value	2005 Amortized Cost	2005 Fair Value	2004 Amortized Cost	2004 Fair Value
Securities available for sale:						
U.S. Government sponsored enterprise and agency notes	$ 72,644	$ 71,786	$ 54,507	$ 53,649	$ 31,624	$ 31,722
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	26,438	26,348	37,332	36,972	45,800	45,990
FNMA and FHLMC mortgage-backed securities	53,759	52,962	54,988	53,967	60,002	60,552
Collateralized mortgage obligations	144,339	140,400	156,196	152,480	237,218	237,297
Total mortgage-backed securities	224,536	219,710	248,516	243,419	343,020	343,839
Municipal and other bonds	31,632	31,732	29,875	29,917	13,273	13,694
Equity securities	6,453	7,639	13,066	14,119	18,646	21,465
Total available for sale	335,265	330,867	345,964	341,104	406,563	410,720
Securities held to maturity:						
U.S. Government sponsored enterprise and agency notes	27,499	26,880	37,494	36,550	42,494	42,148
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	912	881	1,300	1,289	2,014	2,058
FNMA and FHLMC mortgage-backed securities	101,946	99,472	122,757	120,355	159,257	159,984
Total mortgage-backed securities	102,858	100,353	124,057	121,644	161,271	162,042
Municipal and other bonds	–	–	1,769	1,756	1,819	1,792
Total held to maturity	130,357	127,233	163,320	159,950	205,584	205,982
Total	$465,622	$458,100	$509,284	$501,054	$612,147	$616,702

EXHIBIT I-4

Beneficial Mutual Bancorp, Inc.
Yields and Costs

Exhibit I-4
Beneficial Mutual Bancorp, Inc.
Yields and Costs

(Dollars in thousands)	2006 Average Balance	2006 Interest And Dividends	2006 Yield/ Cost	2005 Average Balance	2005 Interest And Dividends	2005 Yield/ Cost	2004 Average Balance	2004 Interest And Dividends	2004 Yield/ Cost
Assets:									
Interest-bearing demand deposits	$ 2,519	$ 93	3.69%	$ 865	$ 51	5.90%	$ 259	$ 6	2.63%
Loans	1,740,606	104,143	5.98	1,678,697	92,208	5.49	1,546,377	82,432	5.33
Investment securities	160,493	6,755	4.23	144,769	5,201	3.54	122,737	3,969	2.96
Mortgage-backed securities	200,967	9,249	4.59	241,216	10,478	4.05	337,015	15,451	4.64
Collateralized mortgage obligations	141,163	7,008	4.96	189,161	8,771	4.64	156,719	5,959	3.80
Other interest-earning assets	1,688	78	4.60	12,050	382	3.17	19,988	263	1.31
Total interest-earning assets	2,247,436	127,326	5.67	2,266,758	117,091	5.17	2,183,095	108,080	4.95
Non-interest-earning assets	114,102			105,778			94,471		
Total assets	2,361,538	127,326		2,372,536	117,091		2,277,566	108,080	
Liabilities and stockholders' equity:									
Interest-earning checking accounts	165,278	1,750	1.06	147,979	1,088	0.74	134,586	719	0.53
Money market accounts	263,703	6,906	2.62	316,202	5,973	1.89	345,317	5,283	1.53
Savings accounts	267,426	1,991	0.74	298,958	2,243	0.75	314,834	2,342	0.74
Time deposits	887,043	33,975	3.83	790,596	23,574	2.98	705,719	17,248	2.44
Total interest-bearing deposits	1,583,450	44,622	2.82	1,553,735	32,878	2.12	1,500,456	25,592	1.71
Federal Home Loan Bank advances	231,604	11,294	4.88	324,966	15,164	4.67	354,861	15,856	4.47
Repurchase agreements	101,883	5,014	4.92	45,650	1,722	3.77	17,607	249	1.41
Federal Home Loan Bank overnight borrowings	9,880	457	4.63	47,634	1,542	3.24	13,171	250	1.90
Other borrowings	29,930	1,512	5.05	2,496	60	2.38	–	–	–
Total interest-bearing liabilities	1,956,747	62,899	3.21	1,974,481	51,366	2.60	1,886,095	41,947	2.22
Non-interest-bearing deposits	80,380			77,317			70,968		
Other non-interest-bearing liabilities	36,379			47,544			58,704		
Total liabilities	2,073,506	62,899		2,099,342	51,366		2,015,767	41,947	
Total stockholders' equity	288,032			273,194	–		261,799	–	
Total liabilities and stockholders' equity	2,361,538			2,372,536			2,277,566		
Net interest income		64,427			65,725			66,133	
Interest rate spread			2.45			2.57			2.73
Net interest margin			2.87			2.90			3.03
Average interest-earning assets to average interest-bearing liabilities			114.86%			114.80%			115.75%

EXHIBIT I-5

Beneficial Mutual Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-5
Beneficial Mutual Bancorp, Inc.
Interest Rate Risk Analysis

As of December 31, 2006:

Basis point change in rates	-200	Base Forecast	+200
Net Interest Income at Risk:			
Net Interest Income	$71,952	$70,480	$69,612
% change	2.09%		(1.23)%
Net Income at Risk:			
Net income	$11,773	$10,841	$10,277
% change	8.60%		(5.20)%
Economic Value at Risk:			
Equity	$393,596	$378,781	$321,776
% change	3.91%		(15.05)%

As of December 31, 2005:

Basis point change in rates	-200	Base Forecast	+200
Net Interest Income at Risk:			
Net Interest Income	$70,269	$71,806	$72,242
% change	(2.14)%		(0.61)%
Net Income at Risk:			
Net income	$13,133	$14,133	$14,416
% change	(7.08)%		2.00%
Economic Value at Risk:			
Equity	$334,897	$396,247	$409,368
% change	(15.48)%		3.31%

EXHIBIT I-6

Beneficial Mutual Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans/Contractual Maturities

Exhibit I-6
Beneficial Mutual Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans/Contractual Maturities

ecember 31, 2006 (In thousands)	One- to Four-Family	Commercial Real Estate	Residential Construction	Commercial Business	Home Equity	Auto-mobile	Other Consumer	Total Loans
mounts due in:								
One year or less	$ 19,282	$100,146	$9,967	$24,104	$ 2,097	$ 7,007	$ 15,371	$ 177,974
More than one to five years	46,412	61,713	–	14,854	47,458	209,784	10,600	390,821
More than five to ten years	28,663	17,203	–	4,141	139,410	20,987	49,786	260,190
More than ten years	184,406	228,390	–	54,972	197,211	13	194,848	859,840
Total	$278,763	$407,452	$9,967	$98,071	$386,176	$237,791	$270,605	$1,688,825

(In thousands)	Fixed Rates	Floating or Adjustable Rates	Total
One-to-four-family	$ 199,709	$ 59,772	$ 259,481
Commercial real estate	20,827	286,479	307,306
Construction	–	–	–
Commercial business	13,135	60,832	73,967
Consumer	865,630	4,467	870,097
Total	$1,099,301	$411,550	$1,510,851

EXHIBIT I-7

Beneficial Mutual Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-7
Beneficial Mutual Bancorp, Inc.
Loan Portfolio Composition

	2006		2005		2004		2003		2002	
December 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
One-to-four-family	$279,551	16.63%	$294,960	17.12%	$278,011	17.75%	$292,708	19.64%	$279,837	20.12%
Commercial real estate (1)	409,702	24.38	370,086	21.48	281,038	17.95	208,090	13.96	157,773	11.35
Residential construction	9,967	0.59	16,529	0.96	10,404	0.67	7,102	0.48	2,913	0.21
Total real estate loans	699,220	41.60	681,575	39.56	569,453	36.37	507,900	34.08	440,523	31.68
Commercial business loans	98,612	5.87	66,818	3.88	48,898	3.12	31,429	2.11	34,086	2.45
Consumer loans:										
Home equity loans and lines of credit	384,370	22.87	394,432	22.90	347,727	22.20	263,078	17.65	213,855	15.38
Automobile loans	232,675	13.84	271,209	15.74	265,048	16.93	269,533	18.09	259,959	18.69
Other consumer loans (2)	265,878	15.82	308,605	17.92	334,834	21.38	418,236	28.07	442,274	31.80
Total consumer loans	882,923	52.53	974,246	56.56	947,609	60.51	950,847	63.81	916,088	65.87
Total loans	1,680,755	100.00%	1,722,639	100.00%	1,565,960	100.00%	1,490,176	100.00%	1,390,697	100.00%
Net deferred loan costs	8,070		10,514		9,340		7,991		877	
Allowance for losses	(17,368)		(17,096)		(17,141)		(16,944)		(16,804)	
Loans, net	$1,671,457		$1,716,057		$1,558,159		$1,481,223		$1,374,770	

(1) At December 31, 2006, includes loans totaling $95.7 originated for the acquisition and development of real estate.
(2) At December 31, 2006, includes $1.5 million in personal loans, $14.8 million in automobile lease financing, $9.3 million in loans secured by manufactured housing, $70.0 million in loans secured by recreational vehicles, $84.1 million in loans secured by boats and $84.6 million in guaranteed student loans.

EXHIBIT I-7B

FMS Financial Corp.
Loan Portfolio Composition

Exhibit I-7B
FMS Financial Corp.
Loan Portfolio Composition

December 31, (Dollars in thousands)	2006 Carrying Value	2006 Percent of Total	2005 Carrying Value	2005 Percent of Total	2004 Carrying Value	2004 Percent of Total	2003 Carrying Value	2003 Percent of Total	2002 Carrying Value	2002 Percent of Total
Mortgage loans:										
One-to-four-family	$288,052	63.24%	$286,476	63.97%	$275,843	65.08%	$280,664	68.84%	$272,777	74.38%
Commercial real estate	132,217	29.02	127,704	28.52	116,380	27.46	104,352	25.60	76,354	20.82
Commercial construction	2,956	.65	6,942	1.55	11,971	2.82	5,994	1.47	1,157	.32
Construction	3,760	.83	1,775	.40	897	.21	1,324	.32	306	.08
Total mortgage loans	426,985	93.74	422,897	94.44	405,091	95.57	392,334	96.23	350,594	95.60
Consumer and other loans:										
Consumer	2,251	.49	2,356	.53	2,472	.58	3,187	.78	3,522	.96
Commercial business	26,276	5.77	22,550	5.03	16,312	3.85	12,180	2.99	12,621	3.44
Total consumer and other loans	28,527	6.26	24,906	5.56	18,784	4.43	15,367	3.77	16,143	4.40
Total loans	$455,512	100.00%	$447,803	100.00%	$423,875	100.00%	$407,701	100.00%	$366,737	100.00%

EXHIBIT I-8

Beneficial Mutual Bancorp, Inc.
Loan Originations, Purchases and Sales

Exhibit I-8
Beneficial Mutual Bancorp, Inc.
Loan Originations, Purchases and Sales

Year Ended December 31, (In thousands)	2006	2005	2004	2003	2002
Total loans at beginning of period	$1,733,153	$1,575,300	$1,498,167	$1,391,573	$1,333,754
Originations:					
Real estate loans:					
One-to-four-family	27,306	43,505	65,205	160,085	100,080
Commercial real estate	185,246	176,874	147,612	96,393	60,141
Residential construction	8,978	18,048	14,317	9,398	5,167
Total real estate loans	221,530	238,427	227,134	265,876	165,388
Commercial business loans	44,588	31,926	25,682	14,557	12,997
Consumer:					
Home equity loans and lines of credit	87,377	153,824	199,099	207,217	147,677
Automobile loans	92,926	148,738	139,570	152,786	159,266
Other consumer loans	64,469	102,041	63,548	154,523	173,860
Total consumer loans	244,772	404,603	402,217	514,526	480,803
Total loans originated	510,890	674,956	655,033	794,959	659,188
Purchases	5,064	38,283	–	1,744	653
Less:					
Principal payments and repayments	551,351	545,565	561,693	648,948	574,168
Loan sales	8,592	9,371	16,066	40,841	27,566
Transfers to foreclosed real estate	339	450	141	320	288
Total loans at end of period	$1,688,825	$1,733,153	$1,575,300	$1,498,167	$1,391,573

EXHIBIT I-9

Beneficial Mutual Bancorp, Inc.
Non-Performing Assets

Exhibit I-9
Beneficial Mutual Bancorp, Inc.
Non-Performing Assets

December 31, (Dollars in thousands)	2006	2005	2004	2003	2002
Nonaccrual loans:					
Real estate loans:					
One-to-four-family	–	–	–	–	–
Commercial real estate	363	–	–	–	–
Residential construction	–	–	–	–	–
Total real estate loans	363	–	–	–	–
Commercial business loans	–	–	–	–	–
Consumer loans:					
Home equity lines of credit	–	–	–	–	–
Automobile loans	171	385	363	500	336
Other consumer loans	–	–	74	26	136
Total consumer loans	171	385	437	526	472
Total nonaccrual loans	534	385	437	526	472
Accruing loans past due 90 days or more:					
Real estate loans:					
One-to-four-family	2,425	2,540	3,185	3,374	3,005
Commercial real estate	2,662	–	52	752	25
Residential construction	–	–	–	–	–
Total real estate loans	5,087	2,540	3,237	4,126	3,030
Commercial business loans	83	–	12	50	–
Consumer loans:					
Home equity lines of credit	54	1	1	41	29
Automobile loans	130	179	102	112	134
Other consumer loans	2,263	2,055	2,373	1,845	2,882
Total consumer loans	2,447	2,235	2,476	1,998	3,045
Total accruing loans past due 90 days or more	7,617	4,775	5,725	6,174	6,075
Total of nonaccrual and 90 days or more past due loans	8,151	5,160	6,162	6,700	6,547
Real estate owned	2,809	3,146	2,939	3,167	3,159
Other nonperforming assets	–	–	–	–	–
Total real estate owned and other nonperforming assets	2,809	3,146	2,939	3,167	3,159
Troubled debt restructurings	–	–	–	–	–
Total troubled debt restructurings and nonperforming assets	2,809	3,146	2,939	3,167	3,159
Total nonperforming assets	10,960	8,306	9,101	9,867	9,706
Total nonperforming loans to total loans	0.48%	0.30%	0.39%	0.45%	0.47%
Total nonperforming loans to total assets	0.35%	0.22%	0.26%	0.30%	0.30%
Total nonperforming assets and troubled debt restructurings to total assets	0.12%	0.13%	0.13%	0.14%	0.15%

EXHIBIT I-9B

FMS Financial Corp.
Non-Performing Assets

Exhibit I-9B
FMS Financial Corp.
Non-Performing Assets

At December 31, (Dollars in thousands)	2006	2005	2004	2003	2002
Loans accounted for on a non-accrual basis:					
Mortgage loans:					
One-to-four-family	$1,056	$ 794	$ 819	$ 507	$ 960
Commercial real estate	1,800	985	985	1,189	1,786
Consumer and other	–	–	–	–	12
Total mortgage non-accrual loans	2,856	$1,779	$1,804	$1,696	$2,758
Troubled debt restructurings	33	$ 176	$ 718	$1,027	$ 987
Real estate owned, net	–	–	–	48	291
Other non-performing assets	–	–	–	–	88
Total non-performing assets	$2,889	$1,955	$2,522	$2,771	$4,124
Total non-accrual loans to net loans	0.63%	0.40%	0.43%	0.42%	0.76%
Total non-accrual loans to total assets	0.24%	0.14%	0.14%	0.14%	0.24%
Total non-performing assets to total assets	0.24%	0.16%	0.20%	0.23%	0.37%

EXHIBIT I-10

Beneficial Mutual Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-10
Beneficial Mutual Bancorp, Inc.
Loan Loss Allowance Activity

Year Ended December 31, (Dollars in thousands)	2006	2005	2004	2003	2002
Allowance at beginning of period	$17,096	$17,141	$16,944	$16,804	$16,324
Provision for loan losses	1,575	1,703	2,400	2,775	1,950
Charge offs:					
Real estate loans:					
One-to-four-family	44	76	42	68	90
Commercial real estate	–	47	–	–	–
Residential construction					
Commercial construction	–	–	–	–	–
Total real estate loans	44	123	42	68	90
Commercial business loans	12	110	109	120	–
Consumer:					
Home equity lines of credit	81	93	185	134	117
Automobile loans	1,347	1,427	1,915	1,760	1,986
Other consumer loans	813	1,157	904	1,554	274
Total consumer loans	2,241	2,677	3,004	3,448	2,377
Total charge-offs	2,297	2,910	3,155	3,636	2,467
Recoveries:					
Real estate loans:					
One-to-four-family	36	8	59	23	63
Commercial real estate	–	47	76	7	57
Residential construction	–	–	–	–	–
Commercial construction	–	–	–	–	–
Total real estate loans	36	55	135	30	120
Commercial business	1	8	1	20	1
Consumer:					
Home equity lines of credit	123	223	90	160	198
Automobile loans	467	586	510	533	532
Other consumer loans	367	290	216	258	146
Total consumer loans	957	1,099	816	951	876
Total recoveries	994	1,162	952	1,001	997
Net charge-offs	$ 1,303	$ 1,748	$ 2,203	$ 2,635	$ 1,470
Allowance at end of period	$17,368	$17,096	$17,141	$16,944	$16,804
Allowance to nonperforming loans	213.09%	331.32%	278.17%	252.90%	256.67%
Allowance to total loans outstanding at the end of the period	1.03%	0.99%	1.09%	1.13%	1.21%
Net charge-offs (recoveries) to average loans outstanding during the period	0.07%	0.10%	0.14%	0.18%	0.11%

EXHIBIT I-11

Beneficial Mutual Bancorp, Inc.
Deposit Composition

Exhibit I-11
Beneficial Mutual Bancorp, Inc.
Deposit Composition

At December 31, (Dollars in thousands)	2006 Amount	2006 Percent of Total Deposits	2005 Amount	2005 Percent of Total Deposits	2004 Amount	2004 Percent of Total Deposits
Non-interest bearing deposits	$ 79,862	5%	$ 84,989	5%	$ 75,019	5%
Interest-earning checking accounts	162,955	10	170,712	10	137,590	9
Money market accounts	281,044	17	263,973	16	373,563	23
Savings accounts	250,109	15	287,444	18	312,672	19
Time deposits	893,906	53	847,915	51	699,089	44
Total	$1,667,876	100%	$1,655,033	100%	$1,597,933	100 %

EXHIBIT I-11B

FMS Financial Corp.
Deposit Composition

Exhibit I-11B
FMS Financial Corp.
Deposit Composition

At December 31, (Dollars in thousands)	2006 Average Balance	2006 Percent of Total Deposits	2006 Weighted Average Nominal Rate	2005 Average Balance	2005 Percent of Total Deposits	2005 Weighted Average Nominal Rate	2004 Average Balance	2004 Percent of Total Deposits	2004 Weighted Average Nominal Rate
Passbook and regular savings	$177,914	19.14%	0.45%	$185,680	19.61%	0.43%	$182,873	19.95%	0.43%
Checking accounts	214,569	23.09	2.93	219,153	23.14	1.88	198,700	21.68	0.86
Non-interest checking	185,343	19.94	–	180,803	19.09	–	167,638	18.29	–
Money market deposit accounts	127,365	13.70	1.22	142,137	15.01	0.89	139,038	15.17	0.72
Certificates of deposit	214,651	23.09	3.31	208,825	22.05	2.34	216,906	23.67	1.83
Surrogate statement	9,687	1.04	3.45	10,350	1.10	3.45	11,373	1.24	2.55
Total deposits	$929,529	100.00%	1.73%	$946,948	100.00%	1.21%	$916,528	100.00%	0.84%

EXHIBIT I-12

Beneficial Mutual Bancorp, Inc.
Time Deposit Rate/Maturity

Exhibit I-12
Beneficial Mutual Bancorp, Inc.
Time Deposit Rate/Maturity

At December 31, (In thousands)	2006	2005	2004
0.00 - 1.00%	$ 7	$ 2,564	$ 72,148
1.01 - 2.00%	108	30,389	236,011
2.01 - 3.00%	93,997	269,875	203,004
3.01 - 4.00%	264,228	404,457	97,658
4.01 - 5.00%	267,819	139,222	71,205
5.01 - 6.00%	267,687	1,181	2,755
6.01 - 7.00%	60	227	16,308
Total	$893,906	$847,915	$699,089

	Amount Due				
(In thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total
0.00 - 1.00%	$ 4	$ 3	$ –	$ –	$ 7
1.01 - 2.00%	99	–	–	9	108
2.01 - 3.00%	84,519	7,005	2,429	44	93,997
3.01 - 4.00%	191,522	43,101	11,373	18,232	264,228
4.01 - 5.00%	243,747	23,503	124	445	267,819
5.01 - 6.00%	226,164	41,497	26	–	267,687
6.01 - 7.00%	39	–	–	21	60
Total	$746,094	$115,109	$13,952	$18,751	$893,906

EXHIBIT I-13

Beneficial Mutual Bancorp, Inc.
Borrowings Activity

Exhibit I-13
Beneficial Mutual Bancorp, Inc.
Borrowings Activity

Year Ended December 31, (Dollars in thousands)	2006	2005	2004
Maximum amount outstanding at any month-end during period:			
Federal Home Loan Bank advances	$255,697	$340,397	$371,484
Repurchase agreements	125,350	92,918	19,869
Federal Home Loan Bank overnight borrowings	70,000	102,507	49,770
Other	52,496	2,496	–
Average outstanding balance during period:			
Federal Home Loan Bank advances	$231,604	$324,966	$354,861
Repurchase agreements	101,883	45,650	17,607
Federal Home Loan Bank overnight borrowings	9,880	47,634	13,171
Other	29,930	2,496	–
Weighted average interest rate during period:			
Federal Home Loan Bank advances	4.88%	4.67%	4.47%
Repurchase agreements	4.92	3.77	1.41
Federal Home Loan Bank overnight borrowings	4.63	3.24	1.90
Other	5.05	2.38	–
Balance outstanding at end of period:			
Federal Home Loan Bank advances	$196,550	$262,897	$345,334
Repurchase agreements	88,600	92,918	14,232
Federal Home Loan Bank overnight borrowings	–	49,900	49,770
Other	9,746	2,496	–
Weighted average interest rate at end of period:			
Federal Home Loan Bank advances	5.01%	4.68%	4.48%
Repurchase agreements	4.93	4.43	2.26
Federal Home Loan Bank overnight borrowings	–	4.17	2.21
Other	4.47	2.38	–

EXHIBIT II-1

Map/Description of Office Facilities

Exhibit II-1 Map of Branch Locations

Pushpins
- Main Office
- Beneficial Branches
- FMS Branches

Custom Territories
- Bucks County, PA
- Burlington County, NJ
- Camden County, NJ
- Chester County, PA
- Delaware County, PA
- Mercer County, NJ
- Montgomery County, PA
- Philadelphia County, PA



PENNSYLVANIA
NEW JERSEY
DELAWARE
M.D.
Bucks County, PA
Montgomery County, PA
Chester County, PA
Delaware County, PA
Philadelphia County, PA
Mercer County, NJ
Burlington County, NJ
Camden County, NJ
Trenton
Wilmington
Norristown
Levittown
Bensalem
Willingboro
Cherry Hill
Voorhees
0 mi
10
20
30

Exhibit II-1 (continued)
Beneficial Mutual Bancorp, Inc.
Description of Office Facilities

Location	Date Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2006 (In thousands)
Executive Office 510 Walnut Street Philadelphia, Pennsylvania 19106	4/1/2001	3,014	Leased	3/31/2011	$232
Corporate Office 510-530 Walnut Street Philadelphia, Pennsylvania 19106	4/1/2001	84,517	Leased	3/31/2011	946
Branch Offices					
<u>Philadelphia</u>					
Center City Area					
1139 Chestnut Street Philadelphia, Pennsylvania 19107	1/1/2006	3,000	Leased	12/31/2011	951
1600 Chestnut Street Philadelphia, Pennsylvania 19103	4/10/1967	4,000	Leased	10/31/2016	644
530 Walnut Street Philadelphia, Pennsylvania 19106	4/1/2001	1,832	Leased	3/31/2011	23
2500 Aramingo Street Philadelphia, Pennsylvania 19125	10/12/2004	3,000	Owned		1,155
North					
5700 N. Broad Street Philadelphia, Pennsylvania 19141	9/9/1946	4,354	Owned		110
Northeast					
Academy Plaza Shopping Center Academy & Red Lion Roads Philadelphia, Pennsylvania 19114	10/14/1968	2,750	Owned		177
Bell's Corner 8400 Bustleton Avenue Philadelphia, Pennsylvania 19152	4/20/1966	1,895	Leased	7/31/2009	275
6244 Bustleton Avenue Philadelphia, Pennsylvania 19149	2/2/1953	1,820	Leased	12/31/2007	3
6918 Brous Avenue Philadelphia, Pennsylvania 19149	4/14/2005	2,400	Owned		1,089
1411 Rhawn Street Philadelphia, Pennsylvania 19111	4/18/2005	3,000	Leased	4/30/2025	342
7262-64 Frankford Avenue Philadelphia, Pennsylvania 19135	10/23/1974	3,800	Leased	6/30/2016	4

Exhibit II-1 (continued)
Beneficial Mutual Bancorp, Inc.
Map/Description of Office Facilities

Location	Date Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2006 (In thousands)
Holme Circle Shopping Center 2845 Holme Avenue Philadelphia, Pennsylvania 19152	8/20/2001	2,400	Leased	8/31/2011	146
826 E. Allegheny Avenue Philadelphia, Pennsylvania 19134	12/8/1924	5,922	Owned		95
Morrell Plaza Shopping Center 9910 Frankford Avenue Philadelphia Pennsylvania 19114	12/22/1997	2,000	Leased	10/15/2007	8
Parkwood Shopping Center 12377 Academy Road Philadelphia, Pennsylvania 19154	1/18/2005	2,280	Leased	12/31/2015	829
Northwest					
Ivy Ridge Shopping Center 7124 Ridge Avenue Philadelphia, Pennsylvania 19128	4/5/1999	2,000	Leased	12/31/2008	32
South					
2037 S. Broad Street Philadelphia, Pennsylvania 19148	11/27/1928	4,248	Owned		89
Southwest					
6401 Woodland Avenue Philadelphia, Pennsylvania 19142	4/10/1954	1,800	Leased	12/31/2009	42
West					
City Line Shopping Center 7622 City Line Avenue Philadelphia, Pennsylvania 19151	4/27/1949	2,340	Leased	6/30/2012	2
Bucks County					
Bensalem					
Bensalem Shopping Center Street & Hulmeville Roads Bensalem, Pennsylvania 19020	1/29/1975	2,000	Leased	1/31/2008	26
Newtown					
Summit Square Shopping Center 2A Route 413 & Doublewood Road Newtown, Pennsylvania 19047	4/12/1995	2,400	Leased	3/31/2010	1
Warminster					
Rosemore Shopping Center 1043 W. County Line Road Warminster, Pennsylvania 19040	9/14/1970	2,000	Leased	6/30/2010	29

Exhibit II-1 (continued)
Beneficial Mutual Bancorp, Inc.
Map/Description of Office Facilities

Location	Date Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2006 (In thousands)
Warrington					
Stone Manor Corporate Center 1560 Easton Road Warrington, Pennsylvania 18976	1/30/2006	3,200	Owned		900
Chester County					
Exton					
Main Street at Exton 267 Main Street Exton, Pennsylvania 19341	1/27/2003	2,950	Leased	1/26/2018	327
Delaware County					
Broomall					
Lawrence Park Shopping Center 1991 Sproul Road, Ste. 22 Broomall, Pennsylvania 19008	10/31/1960	2,640	Leased	4/30/2009	1
Clifton Heights					
Baltimore Pike & Oak Avenue Clifton Heights, Pennsylvania 19018	12/09/1968	2,572	Leased	4/30/2009	14
Drexel Hill					
1200 Township Line Road Drexel Hill, Pennsylvania 19026	03/27/2006	3,200	Owned		1,701
Eddystone					
Eddystone Crossings Shopping Center 1571 Chester Pike Eddystone, Pennsylvania 19022	12/18/2000	3,000	Leased	12/31/2015	198
Edgmont					
Edgmont Square Shopping Center 4733 West Chester Pike Edgmont, Pennsylvania 19073	5/6/1997	3,000	Leased	5/5/2012	411
Folcroft					
Delcroft Shopping Center 1862-64 Delmar Drive Folcroft, Pennsylvania 19032	4/23/1971	2,000	Leased	1/31/2011	34
Yeadon					
727 Church Lane Yeadon, Pennsylvania 19050	3/23/1973	1,450	Owned		49

Exhibit II-1 (continued)
Beneficial Mutual Bancorp, Inc.
Map/Description of Office Facilities

Location	Date Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2006 (In thousands)
Montgomery County					
Ardmore					
Ardmore West Shopping Center 177 West Lancaster Avenue Ardmore, Pennsylvania 19003	2/20/1974	1,839	Leased	8/03/2009	2
Conshohocken					
Giant Market, 12 E. Ridge Pike Whitemarsh Shopping Center Conshohocken, Pennsylvania 19428	4/16/1997	500	Leased	4/15/2012	8
East Norriton					
2905 Whitehall Road East Norriton, Pennsylvania 19403	8/2/2004	3,000	Leased	8/31/2025	773
Jenkintown					
Baederwood Shopping Center The Fairway Jenkintown, Pennsylvania 19046	1/5/1976	2,000	Leased	12/31/2010	109
Montgomeryville					
Five Points Plaza Shopping Center 640 Cowpath Road Montgomeryville, Pennsylvania 19446	6/7/1999	2,738	Leased	12/31/2008	32
Narberth					
901 Montgomery Avenue Narberth, Pennsylvania 19072	9/29/1972	2,197	Owned		97
Springhouse					
509 Springhouse Village Center Springhouse, Pennsylvania 19477	4/26/1999	2,750	Leased	1/31/2009	34
New Jersey					
Burlington County					
Mt. Laurel					
Larchmont Commons Shopping Center 3113 Route 38 Mt. Laurel, New Jersey 08054	4/22/1998	3,612	Leased	12/31/2008	1
Other Properties					
325 Chestnut Street Suite 1200 Philadelphia, Pennsylvania 19106	10/01/2002	7,848	Leased	10/31/2012	–
470 John Young Way Exton, Pennsylvania 19341	3/11/2002	15,085	Owned		2,680

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
As of Feb. 23, 2007		8.25%	5.18%	5.05%	4.68%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 8, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	29,495	14	12-31	11/86	35.15	2,567
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	16,209	172	12-31	01/71	67.52	1,881
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	9,296	29	12-31	12/83	59.30	987
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,615	30	03-31	03/96	33.21	817
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	12	06-30	06/96	27.70	186
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,146 S	15	12-31	11/02	17.39	95
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	813 S	9	12-31	08/02	28.07	124
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	803	1	06-30	03/05	7.80	64
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	777	5	06-30	03/04	19.78	278
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	731	3	12-31	06/97	11.74	74
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	301	4	12-31	01/96	11.10	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	13,811	55	09-30	12/85	25.89	951
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,390 D	74	12-31	/	6.14	220
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,496	75	12-31	11/83	13.35	815
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	730 S	6	12-31	12/97	9.85	92
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	372 S	4	12-31	05/03	20.36	82
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	90,411 S	677	12-31	08/86	26.36	12,560
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	35,509	86	12-31	06/05	13.79	7,692
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	28,924 S	143	12-31	11/93	17.04	5,033
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,555	86	12-31	11/93	28.99	2,847
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	8,059 D	122	12-31	01/03	14.57	1,613
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,528	154	06-30	11/94	27.50	1,376
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,824 S	79	12-31	01/03	18.19	1,150
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,447	46	06-30	10/05	15.67	1,817
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,747	37	12-31	07/04	11.48	506
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,173	20	12-31	06/96	12.75	465
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,161	75	12-31	/	10.35	775
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,000 S	23	12-31	11/86	68.28	454
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,927 S	57	12-31	11/03	15.55	409
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	2,837	11	12-31	11/95	17.09	361
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,797	39	09-30	01/04	14.00	598
PFSB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,339	25	06-30	07/94	20.75	269
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,074	17	12-31	07/96	21.96	269
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,018	25	06-30	02/05	14.75	1,057
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,918 S	26	12-31	06/90	11.40	147
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,864	47	06-30	07/87	31.00	176
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,540	14	06-30	04/02	13.09	205
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,213 S	41	12-31	12/88	32.20	210
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ		Thrift	1,167 P	0		01/07	15.50	629
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	986	18	12-31	01/04	16.23	185
ABBC	Abington Com Bcp MHC PA (42.9)	NASDAQ	Jenkintown, PA	Thrift	925	12	12-31	12/04	19.46	298
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	910 S	2	12-31	/	23.25	213
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	874 S	8	12-31	07/06	15.35	502
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	869 S	14	12-31	/	13.63	149
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	817	10	03-31	03/04	12.20	358
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	768	17	09-30	07/98	15.40	91
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	765	8	03-31	10/94	16.15	41
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	756	11	12-31	10/06	14.26	209
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	750	5	09-30	08/87	17.49	68
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	739	13	09-30	06/88	19.49	58
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	654	14	12-31	07/94	30.50	88
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	637	9	12-31	11/89	25.00	124
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	563 S	6	12-31	12/04	13.63	117

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 8, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	524	2	09-30	10/05	11.91	156
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	520	8	09-30	01/95	20.20	49
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	467	6	09-30	03/05	13.70	165
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	449	3	09-30	01/06	14.75	87
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	437 S	5	07-31	08/88	8.75	65
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	434 S	10	12-31	12/98	12.00	93
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	417	6	06-30	11/93	16.75	39
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	405	4	09-30	04/05	14.40	190
ALLBD	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	392 P	9	12-31	01/07	9.35	68
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	379 S	6	12-31	06/05	13.78	62
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	360 S	6	12-31	03/85	29.00	39
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	350 S	8	12-31	04/06	12.45	82
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	312	7	06-30	12/98	15.10	63
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	299	4	12-31	03/05	12.68	107
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	298 S	8	12-31	11/95	13.05	32
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	297 P	4	06-30	01/07	11.75	66
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	290 S	6	12-31	07/06	12.39	164
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	284 S	7	12-31	04/05	9.50	65
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159 S	5	12-31	06/85	10.23	16
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	132	2	09-30	03/99	12.35	28
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,120 S	128	12-31	04/97	14.44	918
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,120	73	12-31	01/90	45.92	1,511
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,206	37	09-30	04/99	39.07	2,896
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,506	57	03-31	07/92	29.01	632
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,460 S	71	12-31	10/03	11.87	715
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,431	69	12-31	10/02	28.48	514
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,074	27	06-30	01/99	22.38	391
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,704	35	12-31	07/98	11.56	358
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,778 S	23	12-31	03/01	26.38	215
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,648	7	06-30	10/05	17.79	589
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,610 S	16	12-31	06/05	17.69	433
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,560	8	09-30	09/85	36.47	303
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,528	27	12-31	10/95	29.43	210
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,254	22	12-31	07/98	14.79	165
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,053 S	14	09-30	03/00	18.17	87
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,035	7	09-30	12/98	16.93	169
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	1,012	34	06-30	04/92	18.26	73
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	991 S	19	12-31	12/99	20.65	90
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	978	13	12-31	06/94	33.92	146
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	916	16	06-30	12/92	11.55	89
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	759 S	9	12-31	02/98	16.36	59
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	755	16	09-30	09/93	29.27	74
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	601	14	06-30	04/99	21.63	74
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	516	10	12-31	03/96	40.25	56
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	502	11	09-30	03/94	35.00	46
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	500	15	09-30	07/87	19.99	64
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	479 S	10	12-31	03/87	12.68	39
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	452 S	12	12-31	01/99	18.25	52
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	13.50	44
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	366 S	5	12-31	02/95	26.50	43
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	7	06-30	04/99	18.05	33
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	358	5	06-30	03/06	12.15	103
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	341 S	4	12-31	07/06	11.85	108
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	340 S	8	12-31	09/00	22.94	29
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	334 S	6	12-31	12/96	17.70	29
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	324 S	8	12-31	01/88	18.17	31
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	312 S	5	12-31	01/04	13.00	122
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	311	4	12-31	04/01	11.80	27
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	295	6	09-30	07/06	11.35	54

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 8, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CZWI	Citizens Comm Bancorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	290	12	09-30	11/06	9.56	68
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	286 S	10	12-31	04/05	9.20	28
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	265	1	06-30	03/05	10.25	87
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	259 S	8	12-31	04/95	13.40	27
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	237	10	06-30	12/93	17.23	27
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	236	4	12-31	12/98	7.36	33
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	226 S	4	12-31	08/96	33.52	37
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	214 S	5	12-31	06/98	6.00	21
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	167	3	06-30	04/96	17.50	19
New England Companies										
PBCT	Peoples Bank MHC of CT (42.3)	NASDAQ	Bridgeport, CT	Div.	10,686	157	12-31	07/88	45.76	6,507
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,248	64	12-31	04/04	16.50	1,808
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,373	15	12-31	07/02	12.95	798
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,150	25	12-31	06/00	34.61	302
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,213 S	16	12-31	05/05	15.32	298
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	997	10	12-31	01/07	10.85	346
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	981 S	11	12-31	07/05	14.84	255
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	914	9	12-31	04/05	15.22	126
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	844	15	12-31	05/86	33.00	142
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	808	10	12-31	10/05	16.21	167
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	744 S	16	12-31	10/04	13.55	168
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	692	8	12-31	12/88	35.99	76
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	671 S	17	12-31	05/86	16.00	67
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	565	10	03-31	10/86	31.50	52
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	548 P	7	06-30	01/07	12.45	99
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	522 S	7	12-31	05/86	16.71	77
PSBH	PSB Hldgs Inc MHC of CT.(45.2)	NASDAQ	Putnam, CT	Thrift	480	4	06-30	10/04	11.20	77
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	450	7	12-31	07/06	15.65	116
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	414	6	12-31	10/04	12.75	96
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	290	5	12-31	07/06	13.88	68
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	276	8	03-31	12/05	13.62	73
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 S	6	04-30	12/87	12.25	26
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,151	121	09-30	11/82	23.66	2,069
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,079	12	12-31	12/85	22.39	149
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Tacoma, WA	Thrift	903	13	12-31	10/03	20.97	138
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	836	16	03-31	10/97	17.48	203
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	594	25	09-30	01/98	36.71	135
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	3,688	1	12-31	07/97	3.60	191
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,655	47	09-30	11/83	36.92	445
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,439	59	12-31	12/98	11.27	391
CFCP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,661	19	09-30	09/90	16.73	363
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	852	15	12-31	05/96	24.18	117
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	793 S	12	12-31	10/04	18.39	254
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	743	11	12-31	10/02	13.23	107
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	695	17	09-30	04/95	48.04	106
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	450	8	03-31	03/88	12.75	55
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	381 S	7	12-31	06/05	16.58	185
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	1	06-30	07/03	12.77	83
SSFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	269 S	2	12-31	10/96	9.30	27
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	220	3	06-30	12/97	15.60	28
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	168	4	12-31	04/97	20.96	27

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 8, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,537	32	12-31	12/03	19.20	453
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,577	34	12-31	10/06	17.23	444
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	139 P	2	06-30	01/07	9.77	35
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,157	1	12-31	10/96	22.97	167
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	768	15	09-30	12/04	17.02	259

Other Areas

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/08/07

EXHIBIT III-2

Calculation of Change in Net Interest Income/Average Assets

Exhibit III-2

Calculation of Change in Net Interest Income/Average Assets

	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005
Change in Net Interest Income							
Beneficial Mutual Bancorp, Inc.	$ 16,302	$ 16,002	$ 16,122	$ 16,001	$ 16,024	$ 16,468	$ 16,482
FMS Financial Corp.	7,855	8,307	8,584	8,832	8,934	9,178	9,193
Historical Combined Net Interest Income	$ 24,157	$ 24,309	$ 24,706	$ 24,833	$ 24,958	$ 25,646	$ 25,675
Ending Total Assets							
Beneficial Mutual Bancorp, Inc.	$ 2,334,394	$ 2,355,212	$ 2,353,092	$ 2,363,749	$ 2,379,066	$ 2,380,239	$ 2,380,239
FMS Financial Corp.	1,200,014	1,208,714	1,222,720	1,214,916	1,218,707	1,211,567	1,211,567
Historical Combined Assets	$ 3,534,408	$ 3,563,926	$ 3,575,812	$ 3,578,665	$ 3,597,773	$ 3,591,806	$ 3,591,806
Net Interest Income/Average Assets (annualized)	**2.73%**	**2.73%**	**2.76%**	**2.78%**	**2.77%**	**2.86%**	**2.86%**
Change in NII/Average Assets (basis points)	**1**	**(4)**	**(1)**	**0**	**(8)**	**(0)**	

Source: Call reports for Beneficial and SEC filings as reported by SNL Securities.

EXHIBIT IV-1

Stock Prices:
As of February 23, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of February 23, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(127)	20.42	26,617	512.1	22.69	18.00	20.47	0.13	4.88	-0.38	1.10	1.02	15.00	13.30	164.08
SAIF-Insured Thrifts(127)	20.42	26,617	512.1	22.69	18.00	20.47	0.13	4.88	-0.38	1.10	1.02	15.00	13.30	164.08
NYSE Traded Companies(13)	26.91	104,361	2,443.1	31.69	24.03	27.72	-1.34	1.99	-4.17	2.22	1.65	18.97	15.95	232.84
AMEX Traded Companies(5)	18.73	10,692	130.1	21.09	15.93	18.35	0.51	9.49	-0.52	1.10	1.16	14.44	13.60	157.23
NASDAQ Listed OTC Companies(109)	19.70	17,750	291.2	21.65	17.35	19.67	0.30	5.01	0.10	0.96	0.94	14.53	12.95	155.89
California Companies(10)	29.90	17,494	681.3	35.16	27.11	30.88	-1.20	1.09	-3.65	2.93	2.07	21.50	21.20	278.71
Florida Companies(5)	15.12	29,396	431.9	18.03	13.65	15.47	-1.23	-3.32	-1.54	0.91	0.76	9.66	8.72	171.81
Mid-Atlantic Companies(34)	19.29	62,066	1,145.8	21.17	16.90	19.31	0.04	3.55	-0.32	0.98	0.98	13.02	10.68	147.68
Mid-West Companies(42)	20.26	9,973	197.2	22.36	18.06	20.26	0.16	2.66	-0.39	1.03	1.01	16.17	14.37	172.87
New England Companies(16)	19.21	17,181	271.3	20.95	17.21	19.11	0.37	13.16	2.13	0.59	0.65	15.36	13.54	129.34
North-West Companies(5)	24.24	23,196	538.8	25.94	18.92	24.33	-0.19	23.78	3.36	1.38	1.30	13.59	12.62	127.44
South-East Companies(12)	18.97	11,970	143.4	20.94	16.25	18.66	1.08	2.65	-1.89	0.77	0.84	13.55	12.43	131.34
South-West Companies(2)	14.49	13,595	244.0	17.85	12.80	14.36	1.92	10.38	-10.67	0.48	0.20	12.20	8.80	136.70
Western Companies (Excl CA)(1)	22.97	7,257	166.7	24.00	18.75	21.73	5.71	3.70	14.91	1.61	1.87	14.85	14.85	297.17
Thrift Strategy(121)	19.96	23,019	412.4	22.23	17.60	20.00	0.13	4.79	-0.43	1.06	0.99	14.89	13.22	161.06
Mortgage Banker Strategy(4)	24.11	141,579	3,550.2	26.80	21.80	24.18	-0.31	4.48	-1.95	1.30	1.11	15.49	12.02	191.81
Real Estate Strategy(1)	11.55	7,723	89.2	11.86	9.70	11.06	4.43	10.95	9.27	0.70	0.70	9.15	9.15	118.56
Diversified Strategy(1)	68.28	6,642	453.5	70.85	57.22	69.90	-2.32	10.43	2.02	4.51	4.68	31.37	31.15	451.63
Companies Issuing Dividends(113)	20.97	28,040	550.7	23.21	18.51	20.98	0.20	4.98	-0.45	1.19	1.12	15.33	13.55	166.54
Companies Without Dividends(14)	16.10	15,537	211.4	18.63	13.95	16.50	-0.42	4.05	0.16	0.38	0.30	12.39	11.32	144.93
Equity/Assets <6%(10)	19.38	28,362	595.9	21.58	16.76	19.42	0.57	5.94	0.41	1.32	1.43	13.44	12.46	253.56
Equity/Assets 6-12%(81)	22.52	17,632	416.9	25.18	19.93	22.61	0.06	2.10	-0.88	1.33	1.20	15.90	14.22	190.15
Equity/Assets >12%(36)	16.13	45,649	697.5	17.58	14.12	16.09	0.17	10.63	0.51	0.53	0.54	13.43	11.51	85.22
Converted Last 3 Mths (no MHC)(3)	11.02	14,491	160.2	12.65	9.37	10.85	1.81	25.56	4.21	0.21	0.22	10.38	10.38	46.28
Actively Traded Companies(10)	28.77	62,989	1,710.3	30.95	25.07	28.59	0.65	7.73	0.80	1.37	1.44	19.02	16.18	211.75
Market Value Below $20 Million(3)	12.94	1,432	17.8	15.60	11.07	12.95	0.60	-9.78	2.38	0.14	-0.08	11.60	11.60	145.75
Holding Company Structure(121)	20.58	27,787	535.9	22.85	18.16	20.63	0.11	5.15	-0.53	1.12	1.05	15.11	13.33	164.19
Assets Over $1 Billion(54)	23.09	57,180	1,122.6	26.14	20.72	23.37	-0.58	0.20	-3.23	1.46	1.29	15.85	12.90	186.87
Assets $500 Million-$1 Billion(38)	21.80	6,230	109.0	23.64	18.73	21.60	0.93	9.49	2.34	1.10	1.12	15.94	14.73	174.84
Assets $250-$500 Million(25)	14.80	4,119	55.3	16.13	13.00	14.82	0.10	9.81	1.58	0.63	0.64	12.33	11.85	119.77
Assets less than $250 Million(10)	15.04	2,212	26.9	17.28	13.31	14.94	0.78	-0.60	-0.88	0.29	0.23	13.47	13.32	113.28
Goodwill Companies(87)	22.24	33,695	674.2	24.81	19.60	22.38	-0.25	4.10	-1.53	1.26	1.18	16.07	13.72	177.27
Non-Goodwill Companies(38)	16.67	7,314	107.0	18.28	14.71	16.52	0.97	6.95	2.57	0.73	0.68	12.83	12.83	134.30
Acquirors of FSLIC Cases(4)	28.52	29,973	1,001.0	32.28	25.21	29.34	-1.39	-2.49	-1.98	1.76	1.37	21.12	20.87	236.38

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 23, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-isation(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	15.02	19,847	134.5	16.05	12.39	14.97	0.48	22.55	2.18	0.30	0.32	7.71	7.33	57.56
SAIF-Insured Thrifts(40)	15.02	19,847	134.5	16.05	12.39	14.97	0.48	22.55	2.18	0.30	0.32	7.71	7.33	57.56
AMEX Traded Companies(1)	12.35	2,298	12.1	14.35	11.10	12.00	2.92	8.81	-1.20	0.53	0.58	8.77	8.77	57.53
NASDAQ Listed OTC Companies(39)	15.10	20,334	137.9	16.10	12.43	15.05	0.41	22.93	2.27	0.30	0.31	7.68	7.29	57.56
California Companies(1)	19.78	14,058	104.1	20.08	12.14	20.00	-1.10	62.13	4.93	0.36	0.36	6.57	6.26	55.25
Mid-Atlantic Companies(23)	13.97	21,686	135.1	15.19	11.97	13.96	0.07	20.10	2.90	0.31	0.33	7.60	7.26	55.63
Mid-West Companies(6)	17.61	22,596	196.9	18.68	14.54	17.65	0.37	15.81	0.81	0.30	0.30	8.71	8.17	66.30
New England Companies(6)	13.55	12,663	79.7	14.25	11.18	13.36	1.47	15.74	1.74	0.29	0.30	7.39	7.12	61.02
South-East Companies(2)	17.49	12,493	74.5	17.94	12.53	17.18	1.77	35.46	0.23	0.29	0.29	6.35	6.20	45.74
South-West Companies(1)	17.23	25,789	200.0	17.45	14.25	17.36	-0.75	72.30	1.71	0.17	0.17	8.33	8.33	61.14
Western Companies (Excl CA)(1)	17.02	15,189	105.4	17.99	12.64	16.20	5.06	33.49	-0.82	0.38	0.33	7.21	7.21	50.54
Thrift Strategy(39)	15.02	19,847	134.5	16.05	12.39	14.97	0.48	22.55	2.18	0.30	0.32	7.71	7.33	57.56
Companies Issuing Dividends(27)	15.45	17,326	125.1	16.56	12.67	15.38	0.54	18.86	0.86	0.34	0.34	7.81	7.26	60.88
Companies Without Dividends(13)	14.14	25,098	154.2	14.98	11.82	14.10	0.36	30.24	4.93	0.24	0.27	7.50	7.48	50.64
Equity/Assets 6-12%(12)	17.77	16,574	155.6	18.75	14.32	17.73	0.50	20.57	2.06	0.44	0.47	8.53	7.85	86.34
Equity/Assets >12%(27)	13.70	21,418	124.4	14.75	11.47	13.64	0.47	23.51	2.24	0.24	0.25	7.32	7.08	43.74
Holding Company Structure(36)	15.00	19,968	136.6	16.09	12.47	14.93	0.60	22.05	2.16	0.31	0.32	7.79	7.39	59.05
Assets Over $1 Billion(9)	20.35	53,832	407.0	21.73	16.74	20.39	-0.01	32.81	4.46	0.37	0.37	8.50	7.94	64.81
Assets $500 Million-$1 Billion(11)	15.45	17,553	105.4	15.87	11.94	15.29	1.04	33.23	2.28	0.29	0.29	7.14	7.07	50.20
Assets $250-$500 Million(19)	12.72	7,547	40.0	13.83	10.84	12.69	0.29	13.90	1.35	0.27	0.29	7.60	7.12	57.99
Assets less than $250 Million(1)	12.35	2,298	12.1	14.35	11.10	12.00	2.92	8.81	-1.20	0.53	0.58	8.77	8.77	57.53
Goodwill Companies(18)	14.89	17,768	112.4	16.00	12.11	14.78	0.80	19.30	0.12	0.31	0.31	7.67	6.79	63.59
Non-Goodwill Companies(22)	15.12	21,430	151.4	16.08	12.61	15.11	0.24	25.03	3.75	0.30	0.32	7.75	7.75	52.96
MHC Institutions(40)	15.02	19,847	134.5	16.05	12.39	14.97	0.48	22.55	2.18	0.30	0.32	7.71	7.33	57.56
MHC Converted Last 3 Months(3)	12.20	17,799	87.1	14.10	11.96	12.26	-0.57	17.00	19.80	0.22	0.24	6.73	6.73	45.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 23, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	28.99	98,212	2,847.2	31.95	28.20	29.42	-1.46	1.26	-3.08	1.78	1.73	12.38	10.49	219.47
BFF	BFC Financial Corp. of FL	6.14	35,847	220.1	8.16	4.35	5.96	3.02	1.02	-7.67	0.38	0.03	4.69	2.28	206.16
BBX	BankAtlantic Bancorp of FL	13.35	61,034	814.8	15.99	12.31	13.45	-0.74	-1.84	-3.33	0.25	0.19	8.60	7.23	106.43
DSL	Downey Financial Corp. of CA	67.52	27,854	1,880.7	77.30	59.08	70.69	-4.48	6.08	-6.97	7.37	6.39	50.35	50.24	581.94
FED	FirstFed Financial Corp. of CA	59.30	16,648	987.2	69.70	49.57	64.16	-7.57	0.17	-11.45	7.74	7.50	42.33	42.25	558.36
FBC	Flagstar Bancorp, Inc. of MI	14.44	63,605	918.5	17.06	13.85	14.61	-1.16	-2.17	-2.70	1.43	1.11	12.81	12.81	337.72
GLK	Great Lakes Bancorp, Inc of NY	13.63	10,922	148.9	21.14	13.16	13.57	0.44	-20.89	-2.92	-0.01	-0.01	12.48	11.35	79.59
NDE	IndyMac Bancorp, Inc. of CA	35.15	73,017	2,566.5	50.50	34.94	37.27	-5.69	-8.98	-22.17	4.70	-1.28	27.78	26.24	403.95
NYB	New York Community Bcrp of NY	17.04	295,351	5,032.8	18.23	15.69	17.29	-1.45	0.95	5.84	0.73	0.88	12.57	4.90	97.93
NAL	NewAlliance Bancshares of CT	16.50	109,554	1,807.6	16.96	13.55	16.29	1.29	14.74	0.61	0.45	0.46	12.44	7.04	66.16
PFB	PFF Bancorp, Inc. of Pomona CA	33.21	24,610	817.3	39.49	30.87	33.37	-0.48	5.26	-3.77	2.29	2.29	16.28	16.23	187.52
PFS	Provident Fin. Serv. Inc of NJ	18.19	63,234	1,150.2	18.94	17.16	18.30	-0.60	-2.99	0.33	0.87	0.87	16.02	9.22	92.10
SOV	Sovereign Bancorp, Inc. of PA	26.36	476,00012,568.4		26.60	19.67	25.99	1.42	32.46	3.82	0.91	1.29	17.91	6.33	189.62
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.15	2,515	40.6	18.12	15.25	16.05	0.62	1.32	3.66	0.93	1.32	19.99	17.56	304.13
FDT	Federal Trust Corp of FL	9.85	9,352	92.1	12.01	9.71	9.96	-1.10	-17.23	-2.48	0.41	0.39	5.77	5.77	78.05
GOV	Gouverneur Bcp MHC of NY(42.8)	12.35	2,298	12.1	14.35	11.10	12.00	2.92	8.01	-1.20	0.53	0.58	8.77	8.77	57.53
WFD	New Westfield Fin. Inc. of MA	10.85	31,924	346.4	11.13	7.01	10.88	-0.28	43.52	2.94	0.15	0.15	9.07	9.07	31.23
TSH	Teche Hlding Cp of N Iberia LA	48.04	2,213	106.3	54.40	39.75	46.00	4.43	17.75	-6.72	3.39	3.39	29.12	27.38	314.08
WSB	Washington SB, FSB of Bowie MD	8.75	7,454	65.2	9.80	7.95	8.85	-1.13	2.10	0.00	0.61	0.55	8.24	8.24	58.68
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)(8)	19.46	15,288	127.7	19.82	13.20	19.30	0.83	46.10	1.46	0.44	0.45	7.46	7.46	60.52
ALLBD	Alliance Bank MHC of PA (45.0)	9.35	7,225	30.4	13.79	9.25	9.45	-1.06	-21.49	-13.10	0.23	0.27	6.71	6.71	54.32
ASBI	Ameriana Bancorp of IN	12.68	3,053	38.7	14.50	12.00	12.85	-1.32	0.71	-2.98	0.10	0.07	11.20	10.92	156.80
ABNJ	American Bancorp of NJ	11.91	13,107	156.1	12.39	10.45	11.80	0.93	13.43	-0.58	0.14	0.14	8.59	8.59	40.00
ABCW	Anchor BanCorp Wisconsin of WI	29.01	21,783	631.9	31.47	28.11	29.15	-0.48	-6.87	0.66	1.94	1.82	15.45	14.53	206.85
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	18.39	13,815	93.4	18.87	14.05	17.91	2.68	25.36	0.88	0.39	0.39	6.59	6.38	57.41
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	15.40	5,914	33.2	17.30	10.55	16.62	-7.34	20.78	2.67	-1.27	-1.27	5.69	5.26	129.84
BKMU	Bank Mutual Corp of WI	11.87	60,277	715.5	12.76	11.00	11.99	-1.00	4.58	-1.98	0.36	0.34	8.75	7.82	57.40
BFIN	BankFinancial Corp. of IL	17.69	24,463	432.8	18.50	15.00	17.71	-0.11	13.18	-0.67	0.48	0.48	13.32	11.98	65.81
BKUNA	BankUnited Fin. Corp. of FL	25.89	36,720	950.7	32.00	24.25	26.85	-3.58	-7.60	-7.40	2.58	2.27	21.08	20.30	376.11
BFBC	Benjamin Frkln Bncrp Inc of MA	15.22	8,250	125.6	16.94	13.00	15.08	0.93	10.69	-6.63	0.57	0.70	13.26	8.80	110.75
BHLB	Berkshire Hills Bancorp of MA	34.61	8,713	301.6	39.67	32.34	33.57	3.10	5.26	3.44	1.29	1.60	29.63	15.70	246.72
BRBI	Blue River Bancshares of IN	6.00	3,507	21.0	7.00	5.84	5.98	0.33	6.19	-1.64	0.41	0.41	5.12	4.15	61.15
BOFI	Bofi Holding, Inc. Of CA	7.80	8,269	64.5	8.23	6.09	7.51	3.86	4.70	12.55	0.35	0.31	8.01	8.01	97.15
BYFC	Broadway Financial Corp. of CA	11.10	1,637	18.2	11.50	10.02	10.62	4.52	0.94	5.71	0.95	0.94	10.67	10.67	183.07
BRKL	Brookline Bancorp, Inc. of MA	12.95	61,584	797.5	15.91	12.48	13.19	-1.82	-14.41	-1.67	0.34	0.33	9.47	8.64	38.53
BFSB	Brooklyn Fed MHC of NY (30.0)	14.40	13,225	57.1	14.50	11.18	14.37	0.21	29.15	9.09	0.39	0.39	6.18	6.18	30.63
CITZ	CFS Bancorp, Inc of Munster IN	14.79	11,134	164.7	15.16	13.80	14.90	-0.74	1.02	0.96	0.48	0.44	11.84	11.72	112.66
CFFN	Capitol Fd Fn MHC of KS (29.5)	39.07	74,116	853.2	40.42	31.74	39.79	-1.81	19.37	1.69	0.61	0.61	11.70	11.70	110.72
CEBK	Central Bncrp of Somerville MA	31.50	1,640	51.7	36.20	28.25	31.27	0.74	10.53	-2.66	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	7.36	4,544	33.4	8.50	7.01	7.39	-0.41	-6.24	0.00	-0.01	-0.05	6.40	6.40	51.94
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.00	9,423	51.6	13.47	11.50	13.20	-1.52	10.45	-1.66	0.19	0.20	7.70	7.70	33.14
CBNK	Chicopee Bancorp, Inc. of MA	15.65	7,439	116.4	15.85	14.11	15.85	-1.26	56.50	0.00	-0.34	-0.34	14.58	14.58	60.52
CZWI	Citizens Comm Bncorp Inc of WI	9.56	7,116	68.0	11.12	6.93	9.69	-1.34	32.41	-2.25	0.00	0.00	10.90	9.89	40.73
CTZN	Citizens First Bancorp of MI	26.38	8,153	215.1	32.43	22.58	27.24	-3.16	-3.90	-14.18	1.06	1.09	21.35	19.80	218.14
CSBC	Citizens South Banking of NC	13.23	8,105	107.2	13.86	11.92	13.16	0.53	6.95	2.24	0.67	0.67	10.61	6.70	91.72
CSBK	Clifton Svg Bp MHC of NJ(43.3)	12.20	29,329	156.3	12.35	10.16	12.29	-0.73	17.99	0.08	0.10	0.10	6.49	6.49	27.85
CFCP	Coastal Fin. Corp. of SC(8)	16.73	21,717	363.3	17.04	11.12	16.63	0.60	36.57	-0.12	0.90	0.90	5.34	5.34	76.48
COBK	Colonial Bank MHC of NJ (46.0)	13.78	4,522	28.7	14.78	10.90	13.89	-0.79	26.65	-1.99	0.33	0.32	8.19	8.19	83.78
CFFC	Community Fin. Corp. of VA	12.75	4,287	54.7	12.97	10.51	12.75	0.00	15.80	8.79	0.97	0.97	8.92	8.92	105.00
DCOM	Dime Community Bancshare of NY	12.75	36,456	464.8	15.36	12.70	13.14	-2.97	-9.06	-8.99	0.84	0.80	7.97	6.45	87.05
ESBF	ESB Financial Corp. of PA	11.40	12,854	146.5	12.49	10.30	10.98	3.83	-2.98	3.64	0.68	0.82	10.04	6.54	149.24
ESBK	Elmira Svgs Bank, FSB of NY	29.00	1,330	38.6	31.81	23.19	29.12	-0.41	25.22	-4.13	2.07	2.32	18.25	18.05	270.90
FFDF	FFD Financial Corp of Dover OH	17.50	1,106	19.4	22.46	15.00	17.99	-2.72	-13.11	-0.06	1.52	1.41	15.82	15.82	151.26
FMCO	FMS Fin Corp. of Burlington NJ(8)	32.20	6,516	209.8	36.50	15.50	32.10	0.31	76.44	1.58	0.85	0.85	12.02	11.81	186.15
FFCO	FedFirst Fin MHC of PA (45.8)	9.50	6,803	29.2	10.85	8.89	9.30	2.15	3.83	-2.06	-0.01	0.06	6.79	6.63	41.69
FSBI	Fidelity Bancorp, Inc. of PA	19.49	2,981	58.1	20.02	17.13	19.08	2.15	0.93	4.56	1.36	1.13	15.10	14.18	247.81
FBTC	First BancTrust Corp of IL	11.80	2,318	27.4	12.75	10.95	11.84	-0.34	-12.53	0.00	0.48	0.45	11.50	11.09	134.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 23, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FBEI First Bancorp of Indiana of IN	18.05	1,837	33.2	22.75	16.02	18.25	-1.10	-19.96	-8.88	0.44	0.37	18.68	14.91	198.38
FBSI First Bancshares, Inc. of MO	17.23	1,552	26.7	18.24	15.80	16.50	4.42	-1.54	-0.98	-0.14	-0.11	17.07	16.87	152.68
FCAP First Capital, Inc. of IN	18.25	2,846	51.9	20.65	19.94	18.25	0.00	5.67	-1.62	1.28	1.20	15.29	13.25	158.72
FCLF First Clover Leaf Fin Cp of IL	11.85	9,074	107.5	12.46	8.41	11.65	1.72	39.08	3.04	0.17	0.19	10.26	8.98	37.55
FCFL First Community Bk Corp of FL	20.36	4,027	82.0	22.00	17.63	21.15	-3.74	8.24	13.17	0.91	0.92	8.14	8.03	92.28
FDEF First Defiance Fin. Corp of OH	29.43	7,143	210.2	30.70	25.09	29.50	-0.24	8.60	-2.71	2.18	2.00	22.38	16.99	213.93
FFNM First Fed of N. Michigan of MI	9.20	3,035	27.9	10.08	9.00	9.10	1.10	-3.26	1.10	0.29	0.30	11.71	10.37	94.36
FFBH First Fed. Bancshares of AR	24.18	4,838	117.0	25.75	21.60	23.85	1.38	2.63	-0.58	1.53	1.50	15.62	15.62	176.20
FFBI First Federal Bancshares of IL(8)	22.94	1,249	28.7	24.00	17.05	22.90	0.17	22.61	1.37	0.45	0.45	17.55	16.33	272.08
FFSX First Federal Bankshares of IA	21.63	3,411	73.8	22.90	21.00	21.50	0.60	-3.65	-0.32	0.85	0.76	20.43	15.00	176.09
FFCH First Fin. Holdings Inc. of SC	36.93	12,065	445.4	41.50	29.80	36.51	1.12	18.52	-5.77	2.27	2.17	15.58	13.69	220.06
FFHS First Franklin Corp. of OH	18.17	1,686	30.6	18.90	14.35	17.70	2.66	13.56	17.23	0.65	0.87	15.00	15.00	191.94
FKFS First Keystone Fin., Inc of PA	20.20	2,428	49.0	21.25	16.47	20.24	-0.20	2.02	4.12	0.28	0.39	14.14	14.14	214.29
FMSB First Mutual Bncshrs Inc of WA	22.39	6,674	149.4	24.91	20.16	22.21	0.81	11.06	-3.41	1.65	1.34	10.49	10.49	161.71
FNFG First Niagara Fin. Group of NY	14.57	110,719	1,613.2	15.43	13.44	14.69	-0.82	-0.88	-1.95	0.85	0.85	12.41	5.54	72.79
FPTB First PacTrust Bancorp of CA	28.07	4,404	123.6	30.51	27.25	27.80	0.97	1.15	1.30	1.07	1.07	18.33	18.33	184.71
FPFC First Place Fin. Corp. of OH	22.38	17,470	391.0	25.89	21.45	22.77	-1.71	-7.48	-4.73	1.39	1.27	18.57	12.66	175.97
FFIC Flushing Fin. Corp. of NY	17.09	21,131	361.1	18.79	15.82	17.28	-1.10	1.61	0.12	1.02	1.00	10.34	9.48	134.24
FXCB Fox Chase Bncp MHC of PA(44.5)	14.26	14,680	93.1	14.32	12.25	13.93	2.37	42.60	5.63	0.31	0.29	8.56	8.56	51.53
FBTX Franklin Bank Corp of TX	19.20	23,589	452.9	21.88	16.70	19.39	-0.98	12.08	-6.52	0.66	0.11	14.69	7.89	234.74
GSLA GS Financial Corp. of LA	20.96	1,266	26.5	22.01	16.01	20.33	3.10	23.23	5.86	1.67	1.70	21.55	21.55	133.00
PEDE Great Pee Dee Bancorp of SC	15.60	1,789	27.9	16.94	14.38	15.84	-1.52	0.06	0.65	0.93	0.91	15.17	14.84	123.06
GCBC Green Co Bcrp MHC of NY (44.4)	15.10	4,147	27.8	17.00	14.00	15.20	-0.66	4.86	-2.58	0.62	0.67	8.51	8.51	75.31
HFFC HF Financial Corp. of SD	18.26	3,977	72.6	18.95	15.45	18.22	0.22	5.73	5.67	1.61	2.38	15.24	13.99	254.47
HMNF HMN Financial, Inc. of MN	33.93	4,315	146.4	36.10	31.91	34.24	-0.93	5.93	-1.71	1.95	1.75	21.59	20.68	226.60
HBNK Hampden Bancorp, Inc. of MA	12.45	7,950	99.0	13.00	12.20	12.34	0.89	24.50	24.50	0.20	0.21	12.35	12.35	68.97
HARL Harleysville Svgs Fin Cp of PA	17.49	3,861	67.5	19.93	14.81	16.61	5.30	0.63	-5.36	1.00	1.00	12.64	12.64	194.19
HWFG Harrington West Fncl Grp of CA	17.39	5,460	94.9	18.49	15.47	17.34	0.29	10.76	0.81	1.52	1.59	12.06	10.87	209.93
HBOS Heritage Fn Gp MHC of GA(29.9)	16.58	11,170	55.7	17.00	11.00	16.44	0.85	45.57	-0.42	0.18	0.18	6.10	6.01	34.07
HIFS Hingham Inst. for Sav. of MA	35.99	2,117	76.2	40.42	32.25	35.70	0.81	-9.78	4.99	2.19	2.20	24.48	24.48	326.71
HOME Home Fed Bncp MHC of ID (40.8)	17.02	15,189	105.4	17.99	12.64	16.20	5.06	33.49	-0.82	0.38	0.33	7.21	7.21	50.54
HFBC HopFed Bancorp, Inc. of KY	16.36	3,628	59.4	17.10	14.91	16.20	0.99	2.25	1.61	1.13	1.16	14.39	11.95	209.23
HCBK Hudson City Bancorp, Inc of NJ	13.79	557,788	7,691.9	14.25	12.64	13.72	0.51	9.10	-0.65	0.52	0.52	8.82	8.53	63.66
IFSB Independence FSB of DC	10.23	1,552	15.9	12.85	8.20	10.23	0.00	-16.76	1.49	-2.06	-2.59	8.31	8.31	102.13
ISBC Investors Bcrp MHC of NJ(45.7)	15.67	115,970	833.3	16.00	11.97	15.70	-0.19	28.13	-0.38	0.26	0.28	7.77	7.77	46.97
JXSB Jcksnville Bcp MHC of IL(47.7)	13.40	1,985	12.7	14.25	12.05	13.05	2.68	1.13	3.55	0.52	0.50	10.57	9.12	130.59
JFBI Jefferson Bancshares Inc of TN	13.77	6,518	83.2	13.60	12.58	12.89	-0.93	-4.34	-1.92	0.23	0.25	11.39	11.39	50.70
KFED K-Fed Bancorp MHC of CA (37.3)	19.78	14,058	104.1	20.08	12.14	20.00	-1.10	62.13	4.93	0.36	0.36	6.57	6.26	55.25
KNBT KNBT Bancorp, Inc. of PA	15.55	26,333	409.5	17.52	15.09	15.70	-0.96	-2.99	-7.05	0.86	0.88	13.28	8.18	111.14
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.25	8,475	38.9	11.25	9.76	10.29	-0.39	-6.82	0.00	0.10	0.10	7.48	5.68	31.31
KRNY Kearny Fin Cp MHC of NJ (29.7)	14.75	71,649	317.7	17.07	13.10	14.94	-1.27	12.60	-8.16	0.08	0.07	6.58	5.42	28.17
LSBX LSB Corp of No. Andover MA	16.71	4,594	76.8	18.50	16.00	16.70	0.06	-4.51	0.84	0.18	0.94	12.43	12.43	113.54
LSBI LSB Fin. Corp. of Lafayette IN	26.50	1,606	42.6	29.78	24.25	26.90	-1.49	-6.36	8.16	2.04	1.95	21.38	21.38	227.76
LSBK Lake Shore Bnp MHC of NY(45.0)	12.45	6,613	37.1	14.50	9.92	12.55	-0.80	24.50	-0.88	0.29	0.31	8.27	8.27	52.98
LEGC Legacy Bancorp, Inc. of MA	16.21	10,309	167.1	16.41	13.65	16.22	-0.06	12.65	2.27	0.27	0.41	14.55	14.25	78.41
LBCP Liberty Bancorp, Inc. of MO	11.35	4,760	54.0	11.52	8.60	11.10	2.25	31.37	5.78	0.36	0.33	10.45	10.45	62.00
MAFB MAF Bancorp, Inc. of IL	45.92	32,896	1,510.6	46.75	40.15	46.28	-0.78	6.84	2.75	2.57	2.65	32.59	20.21	338.05
MFBC MFB Corp. of Mishawaka IN	35.00	1,324	46.3	36.19	28.99	33.53	4.38	12.83	2.31	2.81	2.81	30.28	27.59	379.11
MSBF MSB Fin Corp MHC of NJ (45.0)	11.75	5,621	29.7	12.50	11.75	11.85	-0.84	17.50	17.50	0.24	0.25	7.30	7.30	52.86
MGYR Magyar Bancorp MHC of NJ(46.0)	14.75	5,924	40.2	14.98	10.56	14.77	-0.14	39.15	7.19	0.21	0.54	8.20	8.20	75.81
MASB MassBank Corp. of Reading MA	33.00	4,318	142.5	34.00	32.20	33.18	-0.54	-0.45	0.33	1.63	1.51	24.75	24.50	195.35
MFLR Mayflower Co-Op. Bank of MA	12.25	2,092	25.6	14.97	10.90	12.27	-0.16	-7.89	0.57	0.53	0.60	9.24	9.21	115.91
CASH Meta Financial Group of IA	29.27	2,539	74.3	32.11	20.48	30.00	-2.43	39.38	-1.78	0.06	0.91	17.18	15.84	297.17
MFSF MutualFirst Fin. Inc. of IN	20.65	4,367	90.2	22.92	18.84	20.45	0.98	-3.64	-2.59	1.29	1.27	20.13	16.69	226.86
NASB NASB Fin, Inc. of Grandview MO	36.47	8,319	303.4	44.06	31.77	36.61	-0.38	1.62	-11.80	2.42	1.29	19.18	18.82	107.48
NECB NE Comm Bncrp MHC of NY (45.0)	12.39	13,225	73.7	12.47	10.75	12.28	0.90	23.90	0.81	0.13	0.13	7.30	7.30	21.94
NHTB NH Thrift Bancshares of NH	16.00	4,180	66.9	16.99	14.64	15.90	0.63	5.33	0.00	1.27	1.17	11.62	8.71	160.61
NVSL Naug Vlly Fin MHC of CT (44.2)	12.75	7,500	42.3	12.95	10.17	12.90	-1.16	21.43	3.66	0.19	0.19	6.81	6.79	55.16
NTBK NetBank, Inc. of Alpharetta GA	3.60	52,982	190.7	7.63	3.46	3.55	1.41	-50.75	-22.41	-3.81	-2.89	4.32	3.50	69.60
NEBS New England Bnchrs Inc. of CT	13.62	5,347	72.8	13.70	10.50	13.40	1.64	25.07	2.87	0.19	0.18	10.65	10.33	51.71
NFSB Newport Bancorp, Inc. of RI	13.88	4,878	67.7	14.48	12.25	13.88	0.00	38.80	1.61	-0.34	-0.34	12.30	12.30	59.54
FFFD North Central Bancshares of IA	40.25	1,381	55.6	41.33	37.50	40.02	0.57	7.33	2.55	3.48	3.48	30.55	26.97	373.29
NWSB Northwest Bcrp MHC of PA(39.1)	27.50	50,029	538.3	29.73	22.50	27.00	1.85	20.46	0.15	1.03	0.98	12.08	8.78	130.48
OSHC Ocean Shr Hldg MHC of NJ(44.8)	13.63	8,594	52.6	13.75	11.48	13.60	0.22	18.01	-0.87	0.39	0.39	7.22	7.22	65.47
OCFC OceanFirst Fin. Corp of NJ	21.96	12,262	269.3	24.52	20.55	22.25	-1.30	-7.22	-4.23	1.53	0.93	11.29	11.19	169.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 23, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
ONFC	Oneida Financl MHC of NY(44.6)	12.00	7,785	41.7	12.86	9.75	11.76	2.04	7.91	1.61	0.49	0.46	7.17	4.60	55.78
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.50	40,552	201.1	16.00	14.88	15.47	0.19	55.00	55.00	0.19	0.20	6.17	6.17	28.77
OSBK	Osage Bancshares, Inc. of OK	9.77	3,600	35.2	13.82	8.90	9.32	4.83	8.68	-14.82	0.29	0.29	9.71	9.71	38.65
PSBH	PSB Hldgs Inc MHC of CT (45.2)	11.38	6,805	34.7	11.48	10.39	10.83	4.16	5.92	1.26	0.28	0.27	7.55	6.35	70.47
PVFC	PVF Capital Corp. of Solon OH	11.55	7,723	89.2	11.86	9.70	11.06	4.43	10.95	9.27	0.70	0.70	9.15	9.15	118.56
PPBI	Pacific Premier Bncrp of CA	11.74	6,339	74.4	12.70	10.75	11.97	-1.92	-2.98	-3.61	1.17	0.79	9.20	9.20	115.34
PBCI	Pamrapo Bancorp, Inc. of NJ	25.00	4,976	124.4	26.50	18.78	23.86	4.78	22.97	6.11	1.31	1.26	11.77	11.77	127.93
PFED	Park Bancorp of Chicago IL	33.52	1,115	37.4	36.00	31.10	33.53	-0.03	1.39	0.12	-0.23	-0.23	26.35	26.35	203.04
PVSA	Parkvale Financial Corp of PA	31.00	5,692	176.5	34.60	27.00	31.04	-0.13	10.71	-2.36	2.42	2.39	22.45	16.88	327.39
PRTR	Partners Trust Fin. Grp. of NY	11.48	44,113	506.4	12.07	10.08	11.68	-1.71	-3.29	-1.37	0.53	0.56	11.19	5.45	84.95
PBHC	Pathfinder BC MHC of NY (35.8)	13.05	2,465	11.5	16.00	11.70	13.40	-2.61	4.40	0.08	0.27	0.31	8.67	7.01	120.89
PFSB	PennFed Fin. Services of NJ(8)	20.75	12,963	269.0	21.16	15.86	21.02	-1.28	9.27	7.40	0.51	0.75	9.52	9.52	180.40
PFDC	Peoples Bancorp of Auburn IN	19.99	3,186	63.7	22.25	15.60	19.59	2.04	-2.54	3.20	0.96	0.96	19.70	18.92	156.98
PBCT	Peoples Bank MHC of CT (42.3)(8)	45.76	142,200	2,751.5	47.91	30.69	45.56	0.44	47.00	2.55	0.87	0.97	9.42	8.68	75.15
PCBI	Peoples Community Bcrp. of OH	18.17	4,800	87.2	21.00	16.35	17.51	3.77	-10.49	0.94	-0.34	-0.16	18.86	12.54	219.38
PROV	Provident Fin. Holdings of CA	27.70	6,697	185.5	33.15	27.09	28.11	-1.46	-5.81	-8.94	2.09	1.13	19.99	19.99	264.35
PBNY	Provident NY Bncrp, Inc. of NY	14.00	42,716	598.0	16.00	11.53	14.09	-0.64	18.24	-6.54	0.46	0.47	9.63	5.59	65.47
PBIP	Prudential Bncp MHC PA (42.7)	13.70	12,018	70.6	14.40	12.27	13.82	-0.87	4.58	2.24	0.30	0.30	7.28	7.28	38.85
PULB	Pulaski Fin Cp of St. Louis MO	16.93	9,958	168.6	17.75	15.05	16.54	2.36	2.61	6.28	1.05	1.09	7.79	7.33	103.91
RPFG	Ranier Pacific Fin Group of WA	20.97	6,588	138.2	23.50	15.40	22.01	-4.73	32.72	5.75	0.45	0.42	13.33	13.31	137.02
RIVR	River Valley Bancorp of IN	17.70	1,618	28.6	20.35	17.60	17.71	-0.06	-6.60	-1.94	1.08	1.03	14.68	14.66	206.13
RVSB	Riverview Bancorp, Inc. of WA	17.48	11,612	203.0	17.75	12.01	16.96	3.07	38.73	15.00	0.99	0.97	8.44	6.17	71.96
RCKB	Rockville Fin MHC of CT (45.0)	15.32	19,435	134.0	18.20	13.55	15.01	2.07	5.36	-14.17	0.41	0.40	8.08	8.02	62.42
ROMA	Roma Fin Corp MHC of NJ (31.0)	15.35	32,732	155.8	16.87	12.92	15.58	-1.48	53.50	-7.31	0.12	0.12	7.13	7.11	26.70
ROME	Rome Bancorp, Inc. of Rome NY	12.68	8,465	107.3	13.00	11.34	12.76	-0.63	5.67	-0.55	0.40	0.40	9.13	9.13	35.28
SIFI	SI Fin Gp Inc MHC of CT (41.3)	13.55	12,422	69.6	13.64	10.35	13.35	1.50	19.38	10.43	0.24	0.25	6.56	6.50	59.89
SVBI	Severn Bancorp, Inc. of MD	23.25	9,151	212.8	24.49	17.91	23.13	0.52	27.89	20.97	1.75	1.72	9.10	9.06	99.46
SSFC	South Street Fin. Corp. of NC	9.30	2,955	27.5	9.71	8.38	9.10	2.20	0.00	-0.21	0.48	0.50	8.83	8.83	90.98
SUPR	Superior Bancorp of AL	11.27	34,652	390.5	11.94	10.39	11.25	0.18	-0.70	-0.62	0.14	0.11	7.95	4.30	70.39
SYNF	Synergy Financial Group of NJ	16.23	11,382	184.7	16.69	12.95	16.12	0.68	24.85	-1.52	0.36	0.36	8.65	8.59	86.66
THRD	TF Fin. Corp. of Newtown PA	30.50	2,874	87.7	33.49	26.54	30.43	0.23	5.21	-1.61	1.92	1.88	23.09	21.51	227.43
TONE	TierOne Corp. of Lincoln NE	28.48	18,041	513.8	35.60	28.35	29.53	-3.56	-13.96	-9.90	2.29	2.28	19.58	16.78	190.19
TSBK	Timberland Bancorp, Inc. of WA	36.71	3,671	134.8	39.06	25.50	36.85	-0.38	36.37	-1.08	2.21	2.14	21.05	19.12	161.86
TRST	TrustCo Bank Corp NY of NY	10.35	74,873	774.9	12.86	10.35	10.44	-0.86	-18.18	-6.92	0.61	0.61	3.20	3.19	42.22
UCBA	United Comm Bncp MHC IN (45.0)	12.15	8,464	46.3	13.70	10.25	11.75	3.40	21.50	1.42	0.14	0.11	7.53	7.53	42.25
UCFC	United Community Fin. of OH	11.56	30,977	358.1	13.30	11.06	11.67	-0.94	-7.15	-5.56	0.78	0.72	9.08	7.95	87.28
UBNK	United Fin Grp MHC of MA(46.4)	14.84	17,155	118.2	14.97	11.46	14.72	0.82	26.62	7.54	0.35	0.39	7.95	7.93	57.17
UWBK	United Western Bncp, Inc of CO	22.97	7,257	166.7	24.00	18.75	21.73	5.71	3.70	14.91	1.61	1.87	14.85	14.85	297.17
VPFG	ViewPoint Finl MHC of TX(45.0)	17.23	25,789	200.0	17.45	14.25	17.36	-0.75	72.30	1.71	0.17	0.17	8.33	8.33	61.14
WSFS	WSFS Financial Corp. of DE	68.28	6,642	453.5	70.85	57.22	69.90	-2.32	10.43	2.02	4.51	4.68	31.37	31.15	451.63
WVFC	WVS Financial Corp. of PA	16.75	2,310	38.7	18.08	16.10	16.74	0.06	0.60	1.52	1.51	1.51	12.99	12.99	180.73
WFSL	Washington Federal, Inc. of WA	23.66	87,434	2,068.7	24.48	21.55	23.60	0.25	0.00	0.55	1.61	1.61	14.63	13.99	104.66
WAUW	Wauwatosa Hlds MHC of WI(30.4)	17.79	33,115	178.7	19.00	11.95	17.82	-0.17	49.24	-0.17	0.24	0.25	7.29	7.29	49.78
WAYN	Wayne Savings Bancshares of OH	13.50	3,249	43.9	15.70	13.50	13.50	0.00	-12.90	-6.57	0.68	0.69	10.86	10.11	125.87
WFBC	Willow Financial Bcp Inc of PA	13.09	15,627	204.6	17.49	13.00	13.28	-1.43	-18.75	-7.88	0.76	0.79	13.37	6.59	98.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of February 23, 2007

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(127)	11.04	9.77	0.61	7.17	4.80	0.59	6.30	0.58	223.44	0.89	18.70	137.69	14.65	159.64	19.24	0.45	2.23	38.64
NYSE Traded Companies(13)	9.80	7.22	0.76	9.84	6.42	0.62	7.20	0.36	205.67	0.73	17.38	144.30	13.58	194.33	17.70	0.53	2.16	34.33
AMEX Traded Companies(5)	13.26	12.99	0.69	7.12	5.07	0.70	7.29	0.67	259.02	1.00	17.48	128.46	16.58	132.79	16.89	0.42	2.00	34.84
NASDAQ Listed OTC Companies(109)	11.09	9.94	0.59	6.84	4.58	0.58	6.14	0.61	224.25	0.91	18.94	137.31	14.69	156.95	19.52	0.44	2.25	39.43
California Companies(10)	7.70	7.60	0.93	12.74	8.73	0.66	9.11	0.26	280.78	0.70	13.37	136.96	10.68	139.40	16.28	0.53	1.81	23.07
Florida Companies(5)	6.43	5.88	0.55	9.02	5.33	0.49	7.01	0.52	115.80	0.81	18.15	165.96	11.42	201.15	19.60	0.07	0.58	20.76
Mid-Atlantic Companies(34)	10.77	8.69	0.69	7.45	4.43	0.69	7.31	0.28	277.17	0.87	18.42	151.95	15.61	187.05	18.09	0.46	2.56	44.99
Mid-West Companies(42)	10.68	9.62	0.59	6.29	4.69	0.57	6.21	1.05	95.76	0.90	19.00	124.74	13.00	139.79	20.14	0.52	2.57	43.03
New England Companies(16)	15.73	14.35	0.39	3.44	2.59	0.45	3.92	0.22	421.67	0.97	26.14	124.54	19.22	144.18	24.81	0.37	1.75	42.07
North-West Companies(5)	10.99	9.99	1.16	10.91	5.60	1.11	10.11	0.09	488.57	0.97	15.63	182.80	19.75	203.08	16.64	0.51	2.11	40.70
South-East Companies(12)	11.23	10.11	0.29	7.95	5.43	0.39	2.91	0.52	322.65	1.11	15.98	133.36	14.31	156.83	16.03	0.46	2.20	35.38
South-West Companies(2)	15.69	14.24	0.53	3.77	3.20	0.40	1.87	0.66	41.88	0.37	31.39	115.66	16.73	171.98	33.69	0.12	1.23	0.00
Western Companies (Excl CA)(1)	5.00	5.00	0.54	9.54	7.01	0.63	11.08	0.95	43.71	0.75	14.27	154.68	7.73	154.68	12.28	0.24	1.04	14.91
Thrift Strategy(121)	11.20	9.94	0.61	7.06	4.77	0.59	6.16	0.58	225.91	0.89	18.75	136.44	14.75	159.04	19.29	0.45	2.26	38.79
Mortgage Banker Strategy(4)	8.14	6.18	0.66	8.15	4.89	0.59	7.25	0.42	152.17	0.79	19.06	157.19	12.74	174.29	20.30	0.47	1.84	42.17
Real Estate Strategy(1)	7.72	7.72	0.59	7.68	6.06	0.59	7.68	1.57	30.99	0.62	16.50	126.23	9.74	126.23	16.50	0.30	2.60	41.86
Diversified Strategy(1)	6.95	6.90	1.03	15.94	6.61	1.07	16.54	0.19	461.00	1.34	15.14	217.66	15.12	219.20	14.59	0.32	0.47	7.10
Companies Issuing Dividends(113)	11.07	9.75	0.72	7.66	5.18	0.70	7.37	0.60	226.74	0.90	18.75	138.88	14.81	159.93	19.32	0.51	2.52	42.73
Companies Without Dividends(14)	10.84	9.98	-0.21	3.07	1.62	-0.22	-2.05	0.40	188.97	0.81	17.93	128.43	13.36	157.39	17.51	0.00	0.00	0.00
Equity/Assets <6%(10)	5.25	4.83	0.53	10.08	7.28	0.57	10.09	0.50	160.56	0.87	12.66	143.75	7.58	168.88	14.50	0.39	1.96	24.51
Equity/Assets 6-12%(81)	8.62	7.64	0.63	8.43	5.35	0.59	7.02	0.70	188.11	0.88	17.27	145.25	12.46	163.27	17.53	0.50	2.30	37.53
Equity/Assets >12%(36)	17.73	15.63	0.60	3.74	3.00	0.61	3.79	0.36	316.74	0.92	24.93	119.79	21.15	149.57	25.38	0.35	2.16	47.94
Converted Last 3 Mths (no MHC)(3)	24.02	24.02	0.53	2.59	1.99	0.54	2.62	0.55	416.65	0.92	33.69	107.02	26.02	107.02	33.69	0.15	1.43	0.00
Actively Traded Companies(10)	9.48	8.29	0.70	7.42	4.30	0.77	8.05	0.36	204.25	0.78	21.02	155.39	14.63	171.64	18.16	0.75	2.59	49.66
Market Value Below $20 Million(3)	8.13	8.13	-0.13	-1.32	-0.96	-0.33	-3.52	0.68	56.81	0.56	11.60	112.58	9.21	112.58	12.11	0.25	1.67	28.95
Holding Company Structure(121)	11.16	9.83	0.63	7.40	4.97	0.61	6.52	0.59	221.59	0.90	18.74	138.21	14.84	161.28	19.31	0.46	2.26	39.21
Assets Over $1 Billion(54)	9.93	7.70	0.71	9.45	5.93	0.66	7.34	0.51	221.95	0.89	18.63	148.86	14.32	190.50	19.23	0.50	2.35	36.78
Assets $500 Million-$1 Billion(38)	10.56	9.82	0.64	6.88	4.71	0.65	6.98	0.54	232.27	0.88	18.19	139.72	14.49	152.14	19.20	0.49	2.06	38.69
Assets $250-$500 Million(25)	13.56	13.05	0.50	5.20	3.96	0.51	5.22	0.76	201.09	0.80	19.81	121.15	15.96	125.47	19.66	0.34	2.19	43.96
Assets less than $250 Million(10)	12.51	12.31	0.27	1.60	1.50	0.21	0.98	0.86	248.81	1.17	18.71	112.74	13.76	115.87	18.44	0.36	2.42	37.28
Goodwill Companies(87)	10.56	8.85	0.66	7.91	5.14	0.65	6.89	0.55	218.86	0.91	19.00	141.39	14.46	169.93	19.40	0.50	2.32	41.16
Non-Goodwill Companies(38)	12.26	12.26	0.49	5.44	3.92	0.47	5.03	0.71	233.27	0.84	18.03	129.71	15.26	129.71	18.91	0.35	2.04	32.17
Acquirors of FSLIC Cases(4)	9.48	9.28	0.23	1.34	-0.41	0.06	-0.71	0.59	129.72	0.62	11.93	133.04	13.08	135.68	12.63	0.37	1.36	28.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 23, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages, MHC Institutions																		
SAIF-Insured Thrifts(40)	15.51	14.89	0.55	3.95	2.01	0.57	4.12	0.36	273.58	0.69	29.23	195.01	30.20	205.58	30.45	0.25	1.47	25.12
AMEX Traded Companies(1)	15.24	15.24	0.95	6.24	4.29	1.04	6.82	0.53	137.19	0.84	23.30	140.82	21.47	140.82	21.29	0.30	2.43	56.60
NASDAQ Listed OTC Companies(39)	15.52	14.88	0.53	3.89	1.94	0.55	4.04	0.35	278.83	0.68	30.08	196.52	30.44	207.38	31.37	0.24	1.44	23.47
California Companies(1)	11.89	11.33	0.67	5.45	1.82	0.67	5.45	0.00	0.00	0.42	NM	301.07	35.80	315.97	NM	0.40	2.02	0.00
Mid-Atlantic Companies(23)	16.46	15.84	0.57	4.05	2.14	0.61	4.38	0.39	278.79	0.66	28.45	182.35	30.70	195.05	28.97	0.16	1.12	17.98
Mid-West Companies(6)	16.38	15.23	0.45	3.25	1.73	0.45	3.19	0.54	104.83	0.61	25.77	195.33	30.33	205.92	26.80	0.54	2.62	28.85
New England Companies(6)	12.17	11.78	0.51	3.98	2.16	0.52	4.05	0.20	329.42	0.82	37.37	183.89	22.45	190.41	38.18	0.17	1.30	45.08
South-East Companies(2)	14.69	14.38	0.62	4.33	1.60	0.62	4.33	0.31	319.98	1.10	NM	275.43	40.35	282.06	NM	0.36	2.03	0.00
South-West Companies(1)	13.62	13.62	0.28	2.05	0.99	0.28	2.05	0.21	205.89	0.67	NM	206.84	28.18	206.84	NM	0.20	1.16	0.00
Western Companies (Excl CA)(1)	14.27	14.27	0.77	5.44	2.23	0.67	4.72	0.05	745.36	0.59	NM	236.06	33.68	236.06	NM	0.22	1.29	57.89
Thrift Strategy(39)	15.51	14.89	0.55	3.95	2.01	0.57	4.12	0.36	273.58	0.69	29.23	195.01	30.20	205.58	30.45	0.25	1.47	25.12
Companies Issuing Dividends(27)	14.80	13.90	0.58	4.30	2.19	0.58	4.34	0.29	250.61	0.71	26.92	197.59	29.06	213.01	29.30	0.36	2.17	55.83
Companies Without Dividends(13)	16.99	16.94	0.48	3.21	1.63	0.54	3.65	0.55	328.16	0.64	36.16	189.66	32.57	190.11	33.52	0.00	0.00	0.00
Equity/Assets 6-12%(12)	10.25	9.61	0.53	5.04	2.52	0.57	5.41	0.40	288.32	0.71	27.94	207.44	21.72	223.74	27.93	0.44	2.06	24.87
Equity/Assets >12%(27)	18.04	17.42	0.55	3.42	1.76	0.57	3.50	0.33	264.92	0.68	30.52	189.05	34.26	196.87	32.55	0.15	1.18	25.21
Holding Company Structure(36)	15.29	14.63	0.54	3.97	2.04	0.56	4.16	0.37	268.37	0.72	29.23	192.30	29.48	203.36	30.45	0.25	1.45	23.64
Assets Over $1 Billion(9)	15.30	14.46	0.54	4.01	1.72	0.54	3.99	0.44	173.37	0.64	32.03	234.89	35.55	251.76	33.18	0.40	1.32	0.00
Assets $500 Million-$1 Billion(11)	15.57	15.45	0.57	4.16	1.88	0.57	4.13	0.25	415.56	0.59	34.95	218.67	33.32	221.68	36.50	0.19	1.15	32.19
Assets $250-$500 Million(19)	15.59	14.79	0.51	3.70	2.07	0.55	4.02	0.36	265.43	0.75	27.88	169.87	26.92	181.92	29.05	0.20	1.62	28.08
Assets less than $250 Million(1)	15.24	15.24	0.95	6.24	4.29	1.04	6.82	0.53	137.19	0.84	23.30	140.82	21.47	140.82	21.29	0.30	2.43	56.60
Goodwill Companies(18)	14.36	12.92	0.48	3.90	1.99	0.49	3.94	0.33	234.20	0.77	28.58	197.51	28.61	221.94	31.46	0.28	1.88	38.59
Non-Goodwill Companies(22)	16.39	16.39	0.59	3.99	2.02	0.62	4.25	0.38	305.09	0.63	29.88	193.12	31.41	193.12	29.61	0.22	1.15	20.64
MHC Institutions(40)	15.51	14.89	0.55	3.95	2.01	0.57	4.12	0.36	273.58	0.69	29.23	195.01	30.20	205.58	30.45	0.25	1.47	25.12
MHC Converted Last 3 Months(3)	15.87	15.87	0.51	3.26	1.91	0.56	3.56	0.52	138.59	0.90	NM	183.84	31.11	183.84	34.63	0.05	0.57	23.19

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 23, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.64	4.78	0.80	13.65	6.14	0.77	13.27	0.26	144.05	0.53	16.29	234.17	13.21	276.36	16.76	1.04	3.59	58.43
BFF	BFC Financial Corp. of FL	2.27	1.11	0.18	8.10	6.19	0.01	0.64	0.45	125.55	0.92	16.16	130.92	2.98	269.30	NM	0.00	0.00	0.00
BBX	BankAtlantic Bancorp of FL	8.08	6.79	0.24	2.92	1.87	0.18	2.22	0.53	121.15	0.94	NM	155.23	12.54	184.65	NM	0.16	1.20	64.00
DSL	Downey Financial Corp. of CA	8.65	8.63	1.20	15.78	10.92	1.04	13.69	0.39	91.37	0.43	9.16	134.10	11.60	134.39	10.57	0.48	0.71	6.51
FED	FirstFed Financial Corp. of CA	7.58	7.57	1.27	20.25	13.05	1.23	19.62	NA	NA	1.27	7.66	140.09	10.62	140.36	7.91	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.39	5.39	0.60	11.59	9.90	0.46	9.00	1.05	26.91	0.38	10.10	112.72	6.07	112.72	13.01	0.60	4.16	41.96
GLK	Great Lakes Bancorp, Inc of NY	15.68	14.26	-0.01	-0.08	-0.07	-0.01	-0.08	0.19	366.17	0.73	NM	109.21	17.13	120.09	NM	0.00	0.00	NM
NDE	IndyMac Bancorp, Inc. of CA	6.88	6.50	1.36	19.19	13.37	-0.37	-5.23	0.51	43.58	0.32	7.48	126.53	8.70	133.96	NM	2.00	5.69	42.55
NYB	New York Community Bcrp of NY	12.84	5.00	0.79	6.23	4.28	0.95	7.51	0.12	255.70	0.43	23.34	135.56	17.40	347.76	19.36	1.00	5.87	NM
NAL	NewAlliance Bancshares of CT	18.80	11.85	0.70	3.69	2.73	0.72	3.77	0.15	351.40	0.98	36.67	132.64	24.94	210.46	35.87	0.24	1.45	53.33
PFB	PFF Bancorp, Inc. of Pomona CA	8.68	8.66	1.27	14.98	6.90	1.27	14.98	0.20	436.88	1.01	14.50	203.99	17.71	204.62	14.50	0.68	2.05	29.69
PFS	Provident Fin. Serv. Inc of NJ	17.39	10.01	0.92	5.23	4.78	0.92	5.23	0.12	444.40	0.86	20.91	113.55	19.75	197.29	20.91	0.40	2.20	45.98
SOV	Sovereign Bancorp, Inc. of PA	9.45	3.34	0.58	6.35	3.45	0.83	9.00	0.37	160.91	0.75	28.97	147.18	13.90	NM	20.43	0.32	1.21	35.16
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	6.57	5.77	0.33	4.77	5.76	0.47	6.78	0.50	133.90	0.86	17.37	80.79	5.31	91.97	12.23	0.36	2.23	38.71
FDT	Federal Trust Corp of FL	7.39	7.39	0.52	7.99	4.16	0.50	7.60	1.38	47.06	0.84	24.03	170.71	12.62	170.71	25.26	0.16	1.62	39.02
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.95	6.24	4.29	1.04	6.82	0.53	137.19	0.84	23.30	140.82	21.47	140.82	21.29	0.30	2.43	56.60
WFD	New Westfield Fin. Inc. of MA	29.04	29.04	0.56	3.18	1.38	0.56	3.18	0.08	757.08	1.39	NM	119.63	34.74	119.63	NM	0.20	1.84	NM
TSH	Teche Hlding Cp of N Iberia LA	9.27	8.72	1.08	11.95	7.06	1.08	11.95	0.73	98.04	0.91	14.17	164.97	15.30	175.46	14.17	1.20	2.50	35.40
WSB	Washington SB, FSB of Bowie MD	14.04	14.04	0.96	7.69	6.97	0.87	6.94	NA	NA	NA	14.34	106.19	14.91	106.19	15.91	0.16	1.83	26.23
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (42.9)(8)	12.33	12.33	0.76	5.90	2.26	0.78	6.03	0.03	645.23	0.26	NM	260.86	32.15	260.86	NM	0.24	1.23	54.55
ALLBD	Alliance Bank MHC of PA (45.0)	12.35	12.35	0.42	3.43	2.46	0.50	4.02	0.52	138.59	1.15	NM	139.34	17.21	139.34	34.63	0.16	1.71	69.57
ASBI	Ameriana Bancorp of IN	7.14	6.96	0.07	0.87	0.79	0.05	0.61	1.34	47.75	1.23	NM	113.21	8.09	116.12	NM	0.16	1.26	NM
ABNJ	American Bancorp of NJ	21.48	21.48	0.36	1.47	1.18	0.36	1.47	0.41	101.63	0.53	NM	138.65	29.78	138.65	NM	0.16	1.34	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.47	7.02	0.97	12.99	6.69	0.91	12.18	0.50	81.72	0.52	14.95	187.77	14.02	199.66	15.94	0.68	2.34	35.05
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	11.48	11.11	0.71	5.73	2.12	0.71	5.73	0.40	143.29	0.73	NM	279.06	32.03	288.24	NM	0.48	2.61	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.38	4.05	-0.94	-20.92	-8.25	-0.94	-20.92	0.33	102.17	0.59	NM	270.65	11.86	292.78	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	15.24	13.62	0.62	4.05	3.03	0.59	3.83	0.29	124.71	0.62	32.97	135.66	20.68	151.79	34.91	0.32	2.70	NM
BFIN	BankFinancial Corp. of IL	20.24	18.20	0.72	3.56	2.71	0.72	3.56	0.53	140.80	0.90	36.85	132.81	26.88	147.66	36.85	0.28	1.58	58.33
BKUNA	BankUnited Fin. Corp. of FL	5.60	5.40	0.74	13.83	9.97	0.65	12.17	0.16	169.44	0.33	10.03	122.82	6.88	127.54	11.41	0.02	0.08	0.78
BFBC	Benjamin Frkln Bncrp Inc of MA	11.97	7.95	0.53	4.32	3.75	0.65	5.31	0.21	314.84	0.90	26.70	114.78	13.74	172.95	21.74	0.16	1.05	28.07
BHLB	Berkshire Hills Bancorp of MA	12.01	6.36	0.53	4.48	3.73	0.66	5.56	0.25	349.00	1.14	26.83	116.81	14.03	220.45	21.63	0.56	1.62	43.41
BRBI	Blue River Bancshares of IN	8.37	6.79	0.67	8.25	6.83	0.67	8.25	2.78	28.70	0.93	14.63	117.19	9.81	144.58	14.63	0.08	1.33	19.51
BOFI	Bofi Holding, Inc. Of CA	8.24	8.24	0.39	4.46	4.49	0.35	3.95	NA	NA	0.27	22.29	97.38	8.03	97.38	25.16	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.80	5.80	0.54	9.51	8.56	0.53	9.41	NA	NA	0.69	11.68	104.03	6.04	104.03	11.81	0.20	1.80	21.05
BRKL	Brookline Bancorp, Inc. of MA	24.58	22.42	0.90	3.55	2.63	0.88	3.45	0.10	NA	1.28	38.09	136.75	33.61	149.88	39.24	0.34	2.63	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.18	20.18	1.35	6.54	2.71	1.35	6.54	0.07	587.63	0.62	36.92	233.01	47.01	233.01	36.92	0.12	0.83	30.77
CITZ	CFS Bancorp, Inc of Munster IN	10.51	10.40	0.42	3.92	3.25	0.39	3.60	1.73	47.82	1.39	30.81	124.92	13.13	126.19	33.61	0.48	3.25	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.57	10.57	0.55	5.24	1.56	0.55	5.24	0.10	55.29	0.08	NM	333.93	35.29	333.93	NM	2.00	5.12	NM
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	2.89	0.21	2.85	0.28	244.76	0.84	34.62	126.71	9.14	134.10	NM	0.72	2.29	NM
CFBK	Central Federal Corp. of OH	12.32	12.33	-0.02	-0.17	-0.14	-0.11	-0.85	0.18	499.26	1.12	NM	115.00	14.17	115.00	NM	0.36	4.89	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	23.23	23.23	0.60	2.41	1.46	0.63	2.53	NA	NA	0.34	NM	168.83	39.23	168.83	NM	0.28	2.15	NM
CBNK	Chicopee Bancorp, Inc. of MA	24.09	24.09	-0.59	-3.33	-2.17	-0.59	-3.33	0.15	409.01	0.78	NM	107.34	25.86	107.34	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	26.76	24.28	0.00	0.00	0.00	0.00	0.00	0.63	46.94	0.32	NM	87.71	23.47	96.66	NM	0.20	2.09	NM
CTZN	Citizens First Bancorp of MI	9.79	9.09	0.51	5.06	4.02	0.52	5.21	1.61	49.98	0.90	24.89	123.56	12.09	133.23	24.20	0.36	1.36	33.96
CSBC	Citizens South Banking of NC	11.57	7.30	0.75	6.37	5.06	0.75	6.37	0.29	268.60	1.12	19.75	124.69	14.42	197.46	19.75	0.30	2.37	44.78
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.51	0.82	0.35	1.51	NA	NA	0.31	NM	187.98	43.81	187.98	NM	0.20	1.64	NM
CFCP	Coastal Fin. Corp. of SC(8)	6.98	6.98	1.20	18.40	5.38	1.20	18.40	0.34	225.96	1.16	18.59	313.30	21.88	313.30	18.59	0.20	1.20	22.22
COBK	Colonial Bank MHC of NJ (46.0)	9.78	9.78	0.43	4.15	2.39	0.41	4.03	0.04	889.86	0.69	NM	168.25	16.45	168.25	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.50	8.50	0.96	11.53	7.61	0.96	11.53	0.42	160.64	0.77	13.14	142.94	12.14	142.94	13.14	0.26	2.04	26.80
DCOM	Dime Community Bancshars of NY	9.16	7.41	0.98	10.46	6.59	0.93	9.96	0.09	552.30	0.57	15.18	159.97	14.65	197.67	15.94	0.56	4.39	66.67
ESBF	ESB Financial Corp. of PA	6.73	4.38	0.47	7.02	5.96	0.56	8.47	0.18	137.69	0.84	16.76	113.55	7.64	174.31	13.90	0.40	3.51	58.82
ESBK	Elmira Svgs Bank, FSB of NY	6.74	6.66	0.82	11.92	7.14	0.91	13.36	0.08	579.79	0.74	14.01	158.90	10.71	160.66	12.50	0.84	2.90	40.58
FFDF	FFD Financial Corp of Dover OH	10.46	10.46	1.03	9.23	8.69	0.95	8.56	0.81	60.15	0.54	11.51	110.62	11.57	110.62	12.41	0.56	3.20	36.84
FMCO	FMS Fin Corp. of Burlington NJ(8)	6.46	6.34	0.45	7.32	2.64	0.45	7.32	0.31	139.64	1.17	37.88	267.89	17.30	272.65	37.88	0.12	0.37	14.12
FFCO	FedFirst Fin MHC of PA (45.8)	16.29	15.90	-0.02	-0.15	-0.11	0.15	0.89	0.44	68.53	0.51	NM	139.91	22.79	143.29	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.09	5.72	0.56	9.42	6.98	0.47	7.83	0.43	92.46	0.59	14.33	129.07	7.86	137.45	17.25	0.56	2.87	41.18
FBTC	First BancTrust Corp of IL	8.57	8.27	0.39	4.25	4.07	0.36	3.99	0.84	102.79	1.18	24.58	102.61	8.80	106.40	26.22	0.24	2.03	50.00
FSEI	First Bancorp of Indiana of IN	9.42	7.52	0.24	2.57	2.44	0.20	2.16	NA	NA	0.53	NM	96.63	9.10	121.06	NM	0.60	3.32	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 23, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
FBSI	First Bancshares, Inc. of MO	11.18	11.05	-0.09	-0.82	-0.81	-0.07	-0.64	NA	NA	1.63	NM	100.94	11.29	102.13	NM	0.16	0.93	NM
FCAP	First Capital, Inc. of IN	9.63	8.35	0.81	8.47	7.01	0.76	7.94	1.14	43.05	0.69	14.26	119.36	11.50	137.74	15.21	0.60	3.73	53.13
FCLF	First Clover Leaf Fin Cp of IL	27.32	23.91	0.82	3.17	1.43	0.91	3.54	0.28	145.95	0.59	NM	115.50	31.56	131.96	NM	0.24	2.03	NM
FCFL	First Community Bk Corp of FL	8.82	8.70	1.08	12.26	4.47	1.09	12.40	0.08	NA	1.02	22.37	250.12	22.06	253.55	22.13	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.46	7.94	1.04	10.01	7.41	0.95	9.19	0.66	142.35	1.09	13.50	131.50	13.76	173.22	14.72	1.00	3.40	45.87
FFHM	First Fed of N. Michigan of MI	12.41	10.99	0.31	2.43	3.15	0.32	2.52	1.60	36.94	0.79	31.72	78.57	9.75	88.72	30.67	0.20	2.17	68.97
FFBH	First Fed. Bancshares of AR	8.86	8.86	0.85	9.53	6.33	0.84	9.34	2.12	13.20	0.37	15.80	154.80	13.72	154.80	16.12	0.60	2.48	39.22
FFBI	First Federal Bancshares of IL(8)	6.45	6.00	0.16	2.64	1.96	0.16	2.64	0.38	74.46	0.51	NM	130.71	8.43	140.48	NM	0.48	2.09	NM
FFSX	First Federal Bankshares of IA	11.60	8.52	0.40	4.22	3.93	0.43	3.77	1.60	57.64	0.45	25.45	105.87	12.28	144.20	28.46	0.42	1.94	49.41
FFCH	First Fin. Holdings Inc. of SC	7.08	6.22	1.04	15.33	6.15	1.00	14.65	0.31	257.85	0.70	16.26	236.97	16.78	269.69	17.01	1.00	2.71	44.05
FFHS	First Franklin Corp. of OH	7.81	7.81	0.36	4.41	3.58	0.48	5.90	1.42	31.90	0.53	27.95	121.13	9.47	121.13	20.89	0.36	1.98	55.38
FKFS	First Keystone Fin., Inc of PA	6.60	6.60	0.13	2.34	1.39	0.18	3.26	0.52	123.47	1.08	NM	142.86	9.43	142.86	NM	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA	6.49	6.49	1.01	17.03	7.37	0.82	13.83	0.14	654.50	1.07	13.57	213.44	13.85	213.44	16.71	0.36	1.61	21.82
FNFG	First Niagara Fin. Group of NY	17.05	7.61	1.18	6.91	5.83	1.18	6.91	0.22	408.64	1.27	17.14	137.41	20.02	263.00	17.14	0.52	3.57	61.18
FPTB	First PacTrust Bancorp of CA	9.92	9.92	0.60	5.99	3.81	0.60	5.99	NA	NA	0.64	26.23	153.14	15.20	153.14	26.23	0.68	2.42	63.55
FPFC	First Place Fin. Corp. of OH	10.55	7.19	0.84	8.36	6.21	0.77	7.64	0.87	87.15	0.94	16.10	120.52	12.72	176.78	17.62	0.62	2.77	44.60
FFIC	Flushing Fin. Corp. of NY	7.70	7.06	0.83	10.79	5.97	0.81	10.58	0.12	216.18	0.30	16.75	165.28	12.73	180.27	17.09	0.44	2.57	43.14
FXCB	Fox Chase Bncp MHC of PA(44.5)	16.61	16.61	0.60	3.66	2.17	0.56	3.43	0.60	112.55	0.82	NM	166.59	27.67	166.59	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.26	3.36	0.31	4.55	3.44	0.05	0.76	0.66	41.88	0.25	29.09	130.70	8.18	243.35	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	16.20	16.20	1.23	8.04	7.97	1.25	8.18	0.28	760.08	3.82	12.55	97.26	15.76	97.26	12.33	0.40	1.91	23.95
PEDE	Great Pee Dee Bancorp of SC	12.33	12.06	0.77	6.16	5.96	0.75	6.03	0.28	318.56	1.06	16.77	102.83	12.68	105.12	17.14	0.64	4.10	68.82
GCBC	Green Co Bcrp MHC of NY (44.4)	11.30	11.30	0.84	7.54	4.11	0.91	8.15	0.02	NA	0.67	24.35	177.44	20.05	177.44	22.54	0.50	3.31	NM
HFFC	HF Financial Corp. of SD	5.99	5.50	0.64	10.77	8.82	0.95	15.92	0.43	132.25	0.77	11.34	119.82	7.18	130.52	7.67	0.43	2.30	26.09
HMNF	HMN Financial, Inc. of MN	9.53	9.13	0.85	9.10	5.75	0.76	8.17	1.04	84.96	1.27	17.39	157.11	14.97	164.02	19.38	1.00	2.95	51.28
HBNK	Hampden Bancorp, Inc. of MA	17.91	17.91	0.29	1.62	1.61	0.30	1.70	1.01	76.22	0.89	NM	100.81	18.05	100.81	NM	0.00	0.00	0.00
HARL	Harleysville Svgs Fin Cp of PA	6.51	6.51	0.50	7.99	5.72	0.50	7.99	NA	NA	0.50	17.49	138.37	9.01	138.37	17.49	0.68	3.89	68.00
HWFG	Harrington West Fncl Grp of CA	5.74	5.18	0.73	13.36	8.74	0.77	13.97	0.10	498.72	0.78	11.44	144.20	8.28	159.98	10.94	0.50	2.88	32.89
HBOS	Heritage Fn Gp MHC of GA(29.9)	17.90	17.64	0.54	2.93	1.09	0.54	2.93	0.22	496.67	1.47	NM	271.80	48.66	275.87	NM	0.24	1.45	NM
HIFS	Hingham Inst. for Sav. of MA	7.49	7.49	0.70	9.22	6.09	0.70	9.26	0.02	NA	0.66	16.43	147.02	11.02	147.02	16.36	0.80	2.22	36.53
HOME	Home Fed Bncp MHC of ID (40.8)	14.27	14.27	0.77	5.44	2.23	0.67	4.72	0.05	745.36	0.59	NM	236.06	33.68	236.06	NM	0.22	1.29	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.88	5.71	0.60	8.16	6.91	0.62	8.38	0.15	309.00	0.90	14.48	113.69	7.82	136.90	14.10	0.48	2.93	42.48
HCBK	Hudson City Bancorp, Inc of NJ	13.85	13.40	0.92	5.75	3.77	0.92	5.75	0.08	103.36	0.16	26.52	156.35	21.66	161.66	26.52	0.32	2.32	61.54
IFSB	Independence FSB of DC	8.14	8.14	-1.96	-22.69	-20.14	-2.46	-28.52	0.54	53.47	0.46	NM	123.10	10.02	123.10	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	16.54	16.54	0.56	3.35	1.66	0.60	3.61	0.07	176.47	0.20	NM	201.67	33.36	201.67	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	8.09	6.98	0.40	5.09	3.88	0.39	4.89	0.30	241.58	1.25	25.77	126.77	10.26	146.93	26.80	0.30	2.24	57.69
JFBI	Jefferson Bancshares Inc of TN	22.47	22.47	0.47	1.99	1.80	0.51	2.16	0.08	791.14	0.78	NM	112.12	25.19	112.12	NM	0.24	1.88	NM
KFED	K-Fed Bancorp MHC of CA (37.3)	11.89	11.33	0.67	5.45	1.82	0.67	5.45	NA	NA	0.42	NM	301.07	35.80	315.97	NM	0.40	2.02	NM
KNBT	KNBT Bancorp, Inc. of PA	11.95	7.36	0.75	6.24	5.53	0.77	6.39	0.22	357.95	1.05	18.08	117.09	13.99	190.10	17.67	0.32	2.06	37.21
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.89	18.14	0.32	1.34	0.98	0.32	1.34	0.53	51.43	0.44	NM	137.03	32.74	180.46	NM	0.40	3.90	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.36	19.24	0.28	1.17	0.54	0.25	1.02	NA	NA	0.72	NM	224.16	52.36	272.14	NM	0.20	1.36	NM
LSBX	LSB Corp of No. Andover MA	10.95	10.95	0.16	1.45	1.08	0.82	7.55	0.22	369.00	1.50	NM	134.43	14.72	134.43	17.78	0.56	3.35	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.39	9.39	0.88	9.82	7.70	0.85	9.38	2.52	27.83	0.80	12.99	123.95	11.64	123.95	13.59	0.80	3.02	39.22
LSBK	Lake Shore Bnp MHC of NY(45.0)	15.61	15.61	0.54	5.86	2.33	0.58	6.26	0.37	93.92	0.58	NM	150.54	23.50	150.54	NM	0.12	0.96	41.38
LEGC	Legacy Bancorp, Inc. of MA	18.56	18.17	0.35	1.88	1.67	0.53	2.86	0.08	749.36	0.80	NM	111.41	20.67	113.75	39.54	0.12	0.74	44.44
LBCP	Liberty Bancorp, Inc. of MO	16.85	16.85	0.61	4.85	3.17	0.56	4.45	1.08	68.74	1.02	31.53	108.61	18.31	108.61	34.39	0.10	0.88	27.78
MAFB	MAF Bancorp, Inc. of IL	9.64	5.98	0.75	8.11	5.60	0.78	8.36	0.46	77.21	0.51	17.87	140.90	13.58	227.21	17.33	1.08	2.35	42.02
MFBC	MFB Corp. of Mishawaka IN	7.99	7.28	0.73	9.60	8.03	0.73	9.60	1.66	87.59	1.47	12.46	115.59	9.23	126.86	12.46	0.66	1.89	23.49
MSBF	MSB Fin Corp MHC of NJ (45.0)	13.81	13.81	0.45	3.29	2.04	0.47	3.42	NA	NA	0.40	NM	160.96	22.23	160.96	NM	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.82	10.82	0.28	2.56	1.42	0.71	6.59	1.70	52.59	1.10	NM	179.88	19.46	179.88	27.31	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	12.67	12.54	0.81	6.71	4.94	0.75	6.21	NA	NA	0.66	20.25	133.33	16.89	134.69	21.85	1.12	3.39	68.71
MFLR	Mayflower Co-Op. Bank of MA	7.97	7.95	0.46	5.90	4.33	0.52	6.68	NA	NA	1.24	23.11	132.58	10.57	133.01	20.42	0.40	3.27	NM
CASH	Meta Financial Group of IA	5.78	5.33	0.02	0.35	0.20	0.31	5.33	0.56	143.81	2.72	NM	170.37	9.85	184.79	32.16	0.52	1.78	NM
MFSF	MutualFirst Fin. Inc. of IN	8.87	7.36	0.58	6.38	6.25	0.57	6.28	0.76	107.35	1.00	16.01	102.58	9.10	123.73	16.26	0.60	2.91	46.51
NASB	NASB Fin, Inc. of Grandview MO	10.23	10.04	1.30	13.05	6.64	0.69	6.96	0.99	52.91	0.56	15.07	190.15	19.45	193.78	28.27	0.90	2.47	37.19
NECB	NE Comm Bncrp MHC of NY (45.0)	33.27	33.27	0.57	2.45	1.05	0.57	2.45	NA	NA	0.60	NM	169.73	56.47	169.73	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.23	5.42	0.79	11.11	7.94	0.73	10.24	0.13	476.01	0.80	12.60	137.69	9.96	183.70	13.68	0.52	3.25	40.94
NVSL	Naug Vlly Fin MHC of CT (44.2)	12.35	12.31	0.37	2.80	1.49	0.37	2.80	0.15	339.36	0.67	NM	187.22	23.11	187.78	NM	0.20	1.57	NM
NTBK	NetBank, Inc. of Alpharetta GA	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	NA	NA	1.12	NM	83.33	5.17	102.06	NM	0.00	0.00	NM
NEBS	New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.40	0.35	1.69	0.12	541.67	0.93	NM	127.89	26.34	131.85	NM	0.12	0.88	63.16
NFSB	Newport Bancorp, Inc. of RI	20.66	20.66	-0.57	-4.27	-2.45	-0.57	-4.27	NA	NA	0.76	NM	112.85	23.31	112.85	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	8.18	7.22	0.96	11.23	8.65	0.96	11.23	0.42	158.88	0.77	11.57	131.75	10.78	149.24	11.57	1.32	3.28	37.93
NWSB	Northwest Bcrp MHC of PA(39.1)	9.26	6.73	0.79	8.63	3.75	0.75	8.21	0.78	73.30	0.85	26.70	227.65	21.08	313.21	28.06	0.80	2.91	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.03	11.03	0.60	5.49	2.86	0.60	5.49	0.04	795.97	0.47	34.95	188.78	20.82	188.78	34.95	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.68	6.62	0.91	13.62	6.92	0.56	8.33	0.19	261.12	0.57	14.45	194.51	12.99	196.25	23.61	0.80	3.64	52.63
ONFC	Oneida Financl MHC of NY(44.6)	12.85	8.25	0.87	7.03	4.08	0.82	6.60	0.01	NA	0.83	24.49	167.36	21.51	260.87	26.09	0.48	4.00	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.45	21.45	0.66	3.08	1.23	0.70	3.24	NA	NA	1.16	NM	251.22	53.88	251.22	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 23, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
OSBK	Osage Bancshares, Inc. of OK	25.12	25.12	0.75	2.99	2.97	0.75	2.99	NA	NA	0.49	33.69	100.62	25.28	100.62	33.69	0.24	2.46	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.71	9.01	0.42	3.76	2.48	0.41	3.62	0.31	113.82	0.80	NM	149.40	16.01	177.64	NM	0.24	2.13	NM
PVFC	PVF Capital Corp. of Solon OH	7.72	7.72	0.59	7.68	6.06	0.59	7.68	1.57	30.99	0.62	16.50	126.23	9.74	126.23	16.50	0.30	2.60	42.86
PPBI	Pacific Premier Bncrp of CA	7.98	7.98	1.05	13.53	9.97	0.71	9.13	0.12	369.22	0.58	10.03	127.61	10.18	127.61	14.86	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.20	9.20	1.01	11.01	5.24	0.97	10.59	0.28	150.23	0.59	19.08	212.40	19.54	212.40	19.84	0.52	3.68	70.23
PFED	Park Bancorp of Chicago IL	12.98	12.98	-0.11	-0.86	-0.69	-0.11	-0.86	1.16	21.46	0.37	NM	127.21	16.51	127.21	NM	0.72	2.15	NM
PVSA	Parkvale Financial Corp of PA	6.86	5.16	0.74	11.23	7.81	0.73	11.09	0.36	213.85	1.19	12.81	138.08	9.47	183.65	12.97	0.80	2.58	33.06
PRTR	Partners Trust Fin. Grp. of NY	13.17	6.42	0.62	4.64	4.62	0.65	4.90	0.15	642.62	1.50	21.66	102.59	13.51	210.64	20.50	0.28	2.44	52.83
PBHC	Pathfinder BC MHC of NY (35.8)	7.17	5.80	0.22	3.16	2.07	0.25	3.63	0.62	88.45	0.74	NM	150.52	10.79	186.16	NM	0.41	3.14	NM
PFSB	PennFed Fin. Services of NJ(8)	5.28	5.28	0.29	5.34	2.46	0.43	7.85	0.09	266.47	0.34	NM	217.96	11.50	217.96	27.67	0.28	1.35	54.90
PFDC	Peoples Bancorp of Auburn IN	12.55	12.05	0.62	4.82	4.80	0.62	4.82	0.50	75.92	0.51	20.82	101.47	12.73	105.66	20.82	0.76	3.80	NM
PBCT	Peoples Bank MHC of CT (42.3)(8)	12.53	11.55	1.14	9.35	1.90	1.27	10.43	0.22	323.14	0.79	NM	NM	60.89	NM	NM	1.00	2.19	NM
PCBI	Peoples Community Bcrp. of OH	8.60	5.72	-0.16	-1.84	-1.87	-0.07	-0.86	2.96	45.88	2.21	NM	96.34	8.28	144.90	NM	0.60	3.30	NM
PROV	Provident Fin. Holdings of CA	7.56	7.56	0.85	10.36	7.55	0.46	5.60	0.26	244.89	0.96	13.25	138.57	10.48	138.57	24.51	0.72	2.60	34.45
PBNY	Provident NY Bncrp, Inc. of NY	14.71	8.54	0.71	4.94	3.29	0.73	5.05	0.18	398.61	1.35	30.43	145.38	21.38	250.45	29.79	0.20	1.43	43.48
PBIP	Prudential Bncp MHC PA (42.7)	18.74	18.74	0.78	4.04	2.19	0.78	4.04	0.03	409.27	0.31	NM	188.19	35.26	188.19	NM	0.16	1.17	53.33
PULB	Pulaski Fin Cp of St. Louis MO	7.50	7.05	1.12	14.98	6.20	1.17	15.55	1.02	79.31	0.90	16.12	217.33	16.29	230.97	15.53	0.34	2.01	32.38
RPFG	Ranier Pacific Fin Group of WA	9.73	9.71	0.33	3.46	2.15	0.31	3.23	0.02	NA	1.30	NM	157.31	15.30	157.55	NM	0.26	1.24	57.78
RIVR	River Valley Bancorp of IN	7.12	7.11	0.54	7.52	6.10	0.51	7.17	1.21	56.69	0.95	16.39	120.57	8.59	120.74	17.18	0.80	4.52	74.07
RVSB	Riverview Bancorp, Inc. of WA	11.73	8.57	1.45	12.24	5.66	1.42	11.99	0.20	484.92	1.22	17.66	207.11	24.29	283.31	18.02	0.40	2.29	40.40
RCKB	Rockville Fin MHC of CT (45.0)	12.94	12.85	0.72	5.21	2.68	0.70	5.08	0.16	497.74	0.94	37.37	189.60	24.54	191.02	38.30	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.70	26.63	0.43	2.09	0.78	0.43	2.09	NA	NA	0.27	NM	215.29	57.49	215.89	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY	25.88	25.88	1.12	3.97	3.15	1.12	3.97	0.38	173.33	0.74	31.70	138.88	35.94	138.88	31.70	0.32	2.52	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.42	3.71	1.77	0.44	3.86	0.13	429.00	0.73	NM	206.55	22.62	208.46	NM	0.16	1.18	66.67
SVBI	Severn Bancorp, Inc. of MD	9.15	9.11	1.84	21.01	7.53	1.81	20.65	0.49	195.09	1.02	13.29	255.49	23.38	256.62	13.52	0.24	1.03	13.71
SSFC	South Street Fin. Corp. of NC	9.71	9.71	0.56	5.49	5.16	0.59	5.72	NA	NA	0.37	19.38	105.32	10.22	105.32	18.60	0.40	4.30	NM
SUPR	Superior Bancorp of AL	11.29	6.11	0.28	3.14	1.24	0.22	2.47	0.31	235.73	1.14	NM	141.76	16.01	262.09	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	9.98	9.91	0.42	4.28	2.22	0.42	4.28	0.13	484.50	0.78	NM	187.63	18.73	188.94	NM	0.24	1.48	66.67
THRD	TF Fin. Corp. of Newtown PA	10.15	9.46	0.83	8.64	6.30	0.81	8.46	0.17	248.45	0.59	15.89	132.09	13.41	141.79	16.22	0.80	2.62	41.67
TONE	TierOne Corp. of Lincoln NE	10.29	8.82	1.24	12.47	8.04	1.24	12.41	0.99	97.17	1.09	12.44	145.45	14.97	169.73	12.49	0.28	0.98	12.23
TSBK	Timberland Bancorp, Inc. of WA	13.01	11.81	1.43	10.42	6.02	1.39	10.09	0.02	NA	0.90	16.61	174.39	22.68	192.00	17.15	0.72	1.96	32.58
TRST	TrustCo Bank Corp NY of NY	7.58	7.56	1.53	20.20	5.89	1.53	20.20	0.22	659.06	2.02	16.97	323.44	24.51	324.45	16.97	0.64	6.18	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.82	17.82	0.34	2.10	1.15	0.26	1.65	0.42	144.30	1.01	NM	161.35	28.76	161.35	NM	0.28	2.30	NM
UCFC	United Community Fin. of OH	10.40	9.11	0.92	8.87	6.75	0.85	8.19	1.56	39.91	0.74	14.82	127.31	13.24	145.41	16.06	0.38	3.29	48.72
UBNK	United Fin Grp MHC of MA(46.4)	13.91	13.87	0.61	4.40	2.36	0.68	4.91	0.26	267.18	0.95	NM	186.67	25.96	187.14	38.05	0.24	1.62	68.57
UWBK	United Western Bncp, Inc of CO	5.00	5.00	0.54	9.54	7.01	0.63	11.08	0.95	43.71	0.75	14.27	154.68	7.73	154.68	12.28	0.24	1.04	14.91
VPFG	ViewPoint Finl MHC of TX(45.0)	13.62	13.62	0.28	2.05	0.99	0.28	2.05	0.21	205.89	0.67	NM	206.84	28.18	206.84	NM	0.20	1.16	NM
WSFS	WSFS Financial Corp. of DE	6.95	6.90	1.03	15.94	6.61	1.07	16.54	0.19	461.00	1.34	15.14	217.66	15.12	219.20	14.59	0.32	0.47	7.10
WVFC	WVS Financial Corp. of PA	7.19	7.19	0.83	11.68	9.01	0.83	11.68	NA	NA	1.63	11.09	128.95	9.27	128.95	11.09	0.64	3.82	42.38
WFSL	Washington Federal, Inc. of WA	13.98	13.37	1.60	11.39	6.80	1.60	11.39	0.08	326.28	0.34	14.70	161.72	22.61	169.12	14.70	0.82	3.47	50.93
WAUW	Wauwatosa Hlds MHC of WI(30.4)	14.64	14.64	0.50	3.36	1.35	0.52	3.50	1.33	31.54	0.52	NM	244.03	35.74	244.03	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.03	0.55	6.22	5.04	0.56	6.31	0.24	153.56	0.62	19.85	124.31	10.73	133.53	19.57	0.48	3.56	70.59
WFBC	Willow Financial Bcp Inc of PA	13.57	6.69	0.76	5.81	5.81	0.79	6.04	0.84	117.20	1.27	17.22	97.91	13.29	198.63	16.57	0.48	3.67	63.16

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
As of Feb. 23, 2007		12647.5	1451.2	2,515.1	1795.3	664.0

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values			Price Appreciation (%)		
	01/31/07	12/29/06	01/31/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,798.6	1,829.3	1,638.3	-1.68	-1.68	9.78
MHC Index	3,849.2	3,874.7	2,973.0	-0.66	-0.66	29.47
Stock Exchange Indexes						
AMEX Thrifts	761.3	745.2	627.7	2.17	2.17	21.28
NYSE Thrifts	1,118.8	1,143.0	1,034.0	-2.12	-2.12	8.20
OTC Thrifts	2,246.7	2,271.9	1,994.2	-1.11	-1.11	12.66
Geographic Indexes						
Mid-Atlantic Thrifts	4,052.0	4,104.1	3,670.1	-1.27	-1.27	10.40
Midwestern Thrifts	3,611.5	3,623.7	3,379.1	-0.34	-0.34	6.88
New England Thrifts	2,221.6	2,223.0	1,761.1	-0.07	-0.07	26.14
Southeastern Thrifts	1,617.1	1,670.8	1,512.1	-3.22	-3.22	6.95
Southwestern Thrifts	1,498.1	1,538.4	1,321.9	-2.62	-2.62	13.33
Western Thrifts	1,674.8	1,717.1	1,557.2	-2.46	-2.46	7.55
Asset Size Indexes						
Less than $250M	1,251.3	1,241.5	1,280.0	0.79	0.79	-2.25
$250M to $500M	3,571.9	3,587.6	3,286.4	-0.44	-0.44	8.69
$500M to $1B	2,135.5	2,135.1	1,813.6	0.02	0.02	17.75
$1B to $5B	2,628.5	2,693.3	2,494.9	-2.40	-2.40	5.36
Over $5B	1,077.1	1,096.0	977.1	-1.72	-1.72	10.24
Pink Indexes						
Pink Thrifts	510.8	515.9	427.2	-0.98	-0.98	19.57
Less than $75M	579.6	576.9	474.2	0.46	0.46	22.22
Over $75M	529.5	535.0	443.1	-1.01	-1.01	19.50
Comparative Indexes						
Dow Jones Industrials	12,621.7	12,463.2	10,864.9	1.27	1.27	16.17
S&P 500	1,438.2	1,418.3	1,280.1	1.41	1.41	12.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions Announced Since 2004

							Financials at Announcement						Pricing at Announcement							
Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Price/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
04/13/2006	09/11/2006	Allegheny Valley Bancorp Inc.	PA	RSV Bancorp, Inc.	PA	Thrift	77,741	12.81	0.93	7.27	0.32	168.29	16.6	29.000	Cash	159.96	159.96	31.52	21.29	14.03
06/06/2005	11/10/2005	Beneficial Savings Bank, MHC	PA	Northwood Savings Bank	PA	Thrift	9,251	10.32	1.76	17.32	0.00	NA	NA	NA		NA	NA	NA	NA	NA
08/12/2004	02/11/2005	ESB Financial Corp.	PA	PHSB Financial Corp.	PA	Thrift	323,003	14.06	0.91	6.70	NA	NA	82.6	27.000	Mixed	172.52	172.52	26.71	25.58	19.96
04/27/2006	08/28/2006	First Commonwealth Financial	PA	Laurel Capital Group, Inc.	PA	Thrift	309,506	9.02	0.62	6.85	0.22	299.10	57.6	28.250	Mixed	201.50	227.46	27.43	18.61	14.80
12/08/2004	05/19/2005	KNBT Bancorp Inc.	PA	Northeast Pennsylvania Financial Corp.	PA	Thrift	836,011	6.99	0.59	8.62	0.86	122.96	98.7	23.000	Mixed	156.46	190.24	18.25	11.80	16.21
09/06/2005	01/26/2006	National Penn Bancshares Inc.	PA	Nittany Financial Corp.	PA	Thrift	326,517	7.23	1.20	16.01	NA	NA	97.8	41.750	Mixed	373.86	404.17	25.15	29.95	52.62
03/08/2004	01/21/2005	Sovereign Bancorp Inc.	PA	Waypoint Financial Corp.	PA	Thrift	5,329,902	7.55	0.77	9.95	0.18	326.57	995.7	28.100	Mixed	232.23	244.77	22.30	18.68	28.89
						Average:	1,030,276	9.71	0.97	10.39	0.32	229.23	224.8			216.09	233.19	25.06	20.99	24.42
						Median:	323,003	9.02	0.91	8.62	0.22	233.70	90.2			187.01	208.85	25.43	19.99	18.09

Source: SNL Financial.

EXHIBIT IV-5

Beneficial Mutual Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Beneficial Mutual Bancorp, Inc.
Director and Senior Management Summary Resumes

Boards of Directors and Trustees

R. Joseph Barnes, Jr. is the retired President of R.J. Barnes & Son, Inc., a commodities futures company, and Tidewater Grain Company, a grain export company. Age 81. Trustee of Beneficial Mutual Savings Bank since 1968 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Edward G. Boehne is a Senior Economic Advisor for Haverford Trust Company, an asset management company. Age 66. Trustee of Beneficial Mutual Savings Bank since 2000 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation. He is also a director of Toll Brothers, Inc. (NYSE: TOL) and the privately held companies of Haverford Trust Company, Penn Mutual Life Insurance Company and AAA Mid-Atlantic. Mr. Boehne also served as the President of Federal Reserve Bank of Philadelphia.

Gerard P. Cuddy is our President and Chief Executive Officer, effective January 1, 2007, and also serves as the Chairman of the Board. Mr. Cuddy is a twenty-five year veteran with broad experience in commercial and private banking. From May 2005 to November 2006, Mr. Cuddy was a senior lender at Commerce Bank and from 2002 to 2005, Mr. Cuddy served as a Senior Vice President of Fleet/Bank of America. Prior to Mr. Cuddy's service with Fleet/Bank of America, Mr. Cuddy held senior management positions with First Union National Bank and Citigroup. Age 47. Trustee of Beneficial Mutual Savings Bank and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since December 2006.

Frank A. Farnesi is a retired partner of KPMG, LLP. Age 59. Trustee of Beneficial Mutual Savings Bank and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since 2004. He is also a director of RAIT Investment Trust (NYSE: RAS) and a Trustee of Immaculata College.

Elizabeth H. Gemmill serves as the President of the Warwick Foundation, a private family foundation. Age 61. Trustee of Beneficial Mutual Savings Bank and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since 2005. She is also a director of Universal Display Corporation (Nasdaq: PANL), a director of Philadelphia Insurance Companies (Nasdaq: PHLY) and the Chairman of the board of directors of Philadelphia University.

Thomas F. Hayes is the retired President of Philadelphia Gear Corporation, a power transmission company. Age 84. Trustee of Beneficial Mutual Savings Bank since 1974 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Paul M. Henkels serves as the Chairman of Henkels & McCoy, Inc., an engineering and construction company. Age 82. Trustee of Beneficial Mutual Savings Bank since 1978 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Exhibit IV-5 (continued)
Beneficial Mutual Bancorp, Inc.
Director and Senior Management Summary Resumes

William J. Henrich, Jr., Esq. is a partner at the law firm of Dilworth Paxson LLP. Age 77. Trustee of Beneficial Mutual Savings Bank since 1989 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Charles Kahn, Jr. serves as the Chairman of Kahn & Co., Inc., a real estate company. Age 82. Trustee of Beneficial Mutual Savings Bank since 1974 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Thomas J. Lewis is the President and Chief Executive Officer of Thomas Jefferson University Hospitals, Inc. Age 54. Trustee of Beneficial Mutual Savings Bank and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since 2005.

James J. Maguire is the Executive Chairman of Philadelphia Insurance Companies, a property and casualty insurance company (Nasdaq: PHLY). Age 72. Trustee of Beneficial Mutual Savings Bank since 1991 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Joseph J. McLaughlin is the retired President of Beneficial Mutual Savings Bank. Age 78. Trustee of Beneficial Mutual Savings Bank since 1974 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Michael J. Morris is the retired President and Chief Executive Officer of Transport International Pool Inc., a transport trailer company. Age 72. Trustee of Beneficial Mutual Savings Bank since 1989 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation. He is also a director of Philadelphia Insurance Companies (Nasdaq: PHLY) and Met-Pro Corporation (NYSE: MPR).

George W. Nise served as our President and Chief Executive Officer until his retirement effective January 1, 2007. Age 64. Trustee of Beneficial Mutual Savings Bank since 2000 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Donald F. O'Neill is the Chairman of PM Company, a paper converting company. Age 67. Trustee of Beneficial Mutual Savings Bank since 1988 and director of Beneficial Savings Bank MHC and Beneficial Mutual Bancorp since their formation.

Craig W. Yates has been the President and Chief Executive Officer of FMS Financial and Farmers & Mechanics Bank since 1990. Age 64.

Roy D. Yates serves as the Chairman of the Board of FMS Financial. Mr. Yates is a Professor of Electrical and Computer Engineering at Rutgers University in Piscataway, New Jersey. Age 44. Roy D. Yates is the nephew of Craig W. Yates.

Executive Officers Who Are Not Directors

Joseph F. Conners has been Executive Vice President and Chief Financial Officer of Beneficial Mutual Savings Bank since 2000. He joined Beneficial Mutual Savings Bank in 1994. Age 49.

Paul R. Driscoll has been Executive Vice President of Beneficial Mutual Savings Bank since 2000. He joined Beneficial Mutual Savings Bank in 1972. Age 57.

Andrew J. Miller has been Executive Vice President and Chief Lending Officer of Beneficial Mutual Savings Bank since 2000. He joined Beneficial Mutual Savings Bank in 1973. Age 51.

Robert J. Bush has been Senior Vice President of Beneficial Mutual Savings Bank and President of Beneficial Insurance Services since our acquisition of Paul Hertel & Co., Inc. in January 2005. Prior to that time, Mr. Bush served as the President and Chief Executive Officer of Paul Hertel & Co., Inc. Age 48.

EXHIBIT IV-6

Beneficial Mutual Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Beneficial Mutual Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Beneficial Mutual Savings Bank Historical at December 31, 2006		Pro Forma (giving effect to the offering and merger) at December 31, 2006							
			Minimum of Offering Range 15,172,500 Shares at $10.00 Per Share (2)		Midpoint of Offering Range 17,850,000 Shares At $10.00 Per Share (2)		Maximum of Offering Range 20,527,500 Shares at $10.00 Per Share (2)		15% Above Maximum of Offering Range 23,606,625 Shares at $10.00 Per Share (2)	
(Dollars in thousands)	Amount	Percent of Assets (1)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
Capital under generally accepted accounting principles.....	$268,470	11.50%	$485,532	13.75%	$497,788	14.04%	$510,767	14.34%	$524,057	14.64%
Tier I Leverage Capital:										
Actual	273,711	11.73%	356,288	10.09%	368,544	10.39%	381,523	10.71%	394,813	11.03%
Requirement	116,712	5.00%	176,556	5.00%	177,332	5.00%	178,147	5.00%	178,995	5.00%
Excess	156,999	6.73%	179,732	5.09%	191,212	5.39%	203,376	5.71%	215,818	6.03%
Tier I Risk-Based Capital:										
Actual	273,711	17.66%	356,288	18.52%	368,544	19.13%	381,523	19.77%	394,813	20.42%
Requirement	92,974	6.00%	115,433	6.00%	115,619	6.00%	115,815	6.00%	116,019	6.00%
Excess	180,737	11.66%	240,855	12.52%	252,925	13.13%	265,708	13.77%	278,794	14.42%
Total Risk-Based Capital:										
Total risk-based capital	291,079	18.78%	378,633	19.68%	390,889	20.28%	403,868	20.92%	417,158	21.57%
Requirement (3)	154,956	10.00%	153,911	8.00%	154,159	8.00%	154,420	8.00%	154,692	8.00%
Excess	136,123	8.78%	224,722	11.68%	236,730	12.28%	249,448	12.92%	262,466	13.57%

(1) Shown as percent of assets under generally accepted accounting principles, adjusted total, or adjusted risk-weighted assets as appropriate.
(2) Reflects the issuance of shares to FMS Financial shareholders in the merger.

	Shares issued to FMS Financial Shareholders	Percent of Merger Consideration in the Form of Beneficial Mutual Bancorp Shares
Minimum	10,512,194	57.500%
Midpoint	10,953,103	59.912%
Maximum	11,550,890	63.182%
Adjusted Maximum	11,883,350	65.000%

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

EXHIBIT IV-7

Beneficial Mutual Bancorp, Inc.
Pro Forma Analysis Sheet – Fully-Converted Basis

Exhibit IV-7

PRO FORMA ANALYSIS SHEET - FULLY CONVERTED BASIS
WITH SHARES ISSUED FOR ACQUISITION OF FMS FINANCIAL CORP.

Beneficial Mutual Bancorp, Inc.
Prices as of February 23, 2007

			Peer Group		Pennsylvania Companies		All Publicly-Traded	
Price Multiple	Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio (x)	P/E	34.63 x	32.61x	32.94x	16.96x	16.76x	19.51x	16.77x
Price-core earnings ratio (x)	P/Core	37.05 x	32.14x	32.94x	15.96x	16.57x	20.40x	17.65x
Price-book ratio (%) =	P/B	77.88%	103.72%	102.10%	128.51%	130.52%	150.95%	138.52%
Price-tangible book ratio (% =	P/TB	93.95%	106.37%	103.60%	159.57%	142.86%	170.33%	161.35%
Price-assets ratio (%) =	P/A	16.28%	28.48%	28.97%	10.73%	9.45%	18.24%	14.97%

Valuation Parameters

Pre-Conversion Earnings (Y)	$13,935,402	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$12,717,402	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B	$386,729,028	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (1	$245,254,028	EIP Amount (M)	4.00%
Pre-Conversion Assets (A)	$3,516,960,514	EIP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	4.99%	Foundation (F)	1.55%
Est. Conversion Expenses (3)(	2.00%	Tax Benefit (Z)	3,500,000
Tax Rate (TAX)	35.00%	Merger Shares (FMS)	17.01%
		Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	38.10% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F-FMS)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $644,031,028

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F-FMS)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $644,031,028

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F-FMS)}$ V= $644,031,028

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F-FMS)}$ V= $644,031,028

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F-FMS)}$ V= $644,031,028

				Total Shares Issued			
Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Merger Shares Issued To FMS	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	69,431,250	10.00	$ 694,312,500	11,883,350	950,000	82,264,600	$ 822,645,997
Maximum	60,375,000	10.00	603,750,000	11,550,890	950,000	72,875,890	728,758,901
Midpoint	52,500,000	10.00	525,000,000	10,953,103	950,000	64,403,103	644,031,028
Minimum	44,625,000	10.00	446,250,000	10,512,194	950,000	56,087,194	560,871,939

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.99%, and a tax rate of 35.00%.
(3) Offering expenses shown at estimated midpoint value as a percent of total offering proceeds.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and EIP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 35.00%.
(6) 10% option plan with an estimated Black-Scholes valuation of 38.1% of the exercise price, including a 10 year vesting with 25% of the options (granted to directors) tax effected at 35.00%.

Exhibit IV-7 (Continued)
PRO FORMA ANALYSIS SHEET - FULLY CONVERTED BASIS
PRE-OFFERING VALUATION BASES (1)
Beneficial Mutual Bancorp, Inc.
Prices as of February 23, 2007

	Minimum	Midpoint	Maximum	Maximum As Adjusted
Assets	$ 3,512,551	$ 3,516,961	$ 3,522,938	$ 3,526,263
Cash and equivalents	41,873	46,283	52,260	55,585
Securities				
AFS	476,873	476,873	476,873	476,873
HTM	551,984	551,984	551,984	551,984
Loans receivable	2,115,747	2,115,747	2,115,747	2,115,747
Intangibles	141,475	141,475	141,475	141,475
Deposits	2,600,109	2,600,109	2,600,109	2,600,109
Advances	196,550	196,550	196,550	196,550
Other borrowed funds	266,400	266,400	266,400	266,400
Equity	382,320	386,729	392,707	396,032
Tangible equity	240,845	245,254	251,232	254,557
Shares issued to FMS	10,512,194	10,953,103	11,550,890	11,883,350
Pct issued to FMS	57.50%	59.91%	63.18%	65.00%
Interest income	$ 186,504	$ 186,724	$ 187,023	$ 187,189
Interest expense	$ (90,585)	$ (90,585)	$ (90,585)	$ (90,585)
Net interest income	$ 95,919	$ 96,139	$ 96,438	$ 96,604
Provisions	(1,905)	(1,905)	(1,905)	(1,905)
Net interest income after provisions	$ 94,014	$ 94,234	$ 94,533	$ 94,699
Other income	$ 15,821	$ 15,821	$ 15,821	$ 15,821
Other expense	(93,925)	(93,925)	(93,925)	(93,925)
Net operating income	$ 15,910	$ 16,130	$ 16,429	$ 16,595
Non operating items	$ 1,874	$ 1,874	$ 1,874	$ 1,874
Net income before taxes	$ 17,784	$ 18,004	$ 18,303	$ 18,469
Income taxes	(3,992)	(4,069)	(4,173)	(4,231)
Net income before taxes	$ 13,792	$ 13,935	$ 14,129	$ 14,237

(1) Reflects valuation bases after the acquisition of FMS but before the Minority Stock Issuance and funding of the Foundation contribution.

Source: Prospectus for the minimum and the maximum of the offering range. RP Financial calculations for the midpoint and the maximum as adjusted.

EXHIBIT IV-8

Beneficial Mutual Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$560,871,939
Less: Foundation Shares	9,500,000
Less: Merger Shares	105,121,939
2. Offering Proceeds	$446,250,000
Less: Estimated Offering Expenses	8,925,000
Net Conversion Proceeds	$437,325,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$437,325,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	67,304,633
Net Proceeds Reinvested	$369,520,367
Estimated net incremental rate of return	3.24%
Reinvestment Income	$11,985,393
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,458,267
Less: Amortization of Options (4)	3,899,883
Less: Equity Incentive Plan Vesting (5)	2,916,534
Net Earnings Impact	$3,710,709

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$13,792,394	$3,710,709	$17,503,103
12 Months ended December 31, 2006 (core)	$12,574,294	$3,710,709	$16,285,003

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$382,319,939	$369,520,367	$3,500,000	$755,340,307
December 31, 2006 (Tangible)	$240,844,939	$369,520,367	$3,500,000	$613,865,307

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,512,551,425	$369,520,367	$3,500,000	$3,885,571,793

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$644,031,028
Less: Foundation Shares	9,500,000
Less: Merger Shares	109,531,028
2. Offering Proceeds	$525,000,000
Less: Estimated Offering Expenses	10,500,000
Net Conversion Proceeds	$514,500,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$514,500,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	77,283,723
Net Proceeds Reinvested	$436,716,277
Estimated net incremental rate of return	3.24%
Reinvestment Income	$14,164,892
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,674,481
Less: Amortization of Options (4)	4,478,109
Less: Equity Incentive Plan Vesting (5)	3,348,961
Net Earnings Impact	$4,663,342

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$13,935,402	$4,663,342	$18,598,744
12 Months ended December 31, 2006 (core)	$12,717,402	$4,663,342	$17,380,744

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$386,729,028	$436,716,277	$3,500,000	$826,945,304
December 31, 2006 (Tangible)	$245,254,028	$436,716,277	$3,500,000	$685,470,304

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,516,960,514	$436,716,277	$3,500,000	$3,957,176,790

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Maximum

1. Pro Forma Market Capitalization	$728,758,901
Less: Foundation Shares	9,500,000
Less: Merger Shares	115,508,901
2. Offering Proceeds	$603,750,000
Less: Estimated Offering Expenses	12,075,000
Net Conversion Proceeds	$591,675,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$591,675,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	87,451,068
Net Proceeds Reinvested	$503,723,932
Estimated net incremental rate of return	3.24%
Reinvestment Income	$16,338,286
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,894,773
Less: Amortization of Options (4)	5,067,243
Less: Equity Incentive Plan Vesting (5)	3,789,546
Net Earnings Impact	$5,586,723

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$14,129,295	$5,586,723	$19,716,018
12 Months ended December 31, 2006 (core)	$12,911,195	$5,586,723	$18,497,918

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$392,706,901	$503,723,932	$3,500,000	$899,930,833
December 31, 2006 (Tangible)	$251,231,901	$503,723,932	$3,500,000	$758,455,833

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,522,938,387	$503,723,932	$3,500,000	$4,030,162,319

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$822,645,997
Less: Foundation Shares	9,500,000
Less: Merger Shares	118,833,497
2. Offering Proceeds	$694,312,500
Less: Estimated Offering Expenses	13,886,250
Net Conversion Proceeds	$680,426,250

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$680,426,250
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	98,717,520
Net Proceeds Reinvested	$581,208,730
Estimated net incremental rate of return	3.24%
Reinvestment Income	$18,851,505
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	2,138,880
Less: Amortization of Options (4)	5,720,063
Less: Equity Incentive Plan Vesting (5)	4,277,759
Net Earnings Impact	$6,714,803

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$14,237,128	$6,714,803	$20,951,931
12 Months ended December 31, 2006 (core)	$13,019,028	$6,714,803	$19,733,831

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$396,031,997	$581,208,730	$3,500,000	$980,740,727
December 31, 2006 (Tangible)	$254,556,997	$581,208,730	$3,500,000	$839,265,727

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,526,262,983	$581,208,730	$3,500,000	$4,110,971,713

(1) Includes ESOP and EIP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(1)	5,325	158	-54	0	5,429	13,815	0.39
CFFN	Capitol Fd Fn MHC of KS (29.5)	45,055	504	-171	0	45,388	74,116	0.61
CSBK	Clifton Svg Bp MHC of NJ(43.3)	2,899	0	0	0	2,899	29,329	0.10
ISBC	Investors Bcrp MHC of NJ(45.7)	30,363	3,557	-1,209	0	32,711	115,970	0.28
KFED	K-Fed Bancorp MHC of CA (37.3)	5,013	0	0	0	5,013	14,058	0.36
KRNY	Kearny Fin Cp MHC of NJ (29.7)	5,791	-1,089	370	0	5,072	71,649	0.07
NWSB	Northwest Bcrp MHC of PA(39.1)	51,536	-3,815	1,297	0	49,018	50,029	0.98
RCKB	Rockville Fin MHC of CT (45.0)(1)	8,051	-275	94	0	7,870	19,435	0.40
UBNK	United Fin Grp MHC of MA(46.4)(1)(5)	1,513	218	-74	0	1,657	17,155	0.39
WAUW	Wauwatosa Hlds MHC of WI(30.4)	8,053	505	-172	0	8,386	33,115	0.25

(1) Financial information is for the quarter ending September 30, 2006.
(5) Figures are for one quarter of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Beneficial Mutual Bancorp, Inc.
Pro Forma Analysis Sheet – Minority Stock Offering

Exhibit IV-9

PRO FORMA ANALYSIS SHEET - FULLY CONVERTED BASIS WITH SHARES ISSUED FOR ACQUISITION OF FMS FINANCIAL CORP.

Beneficial Mutual Bancorp, Inc.
Prices as of February 23, 2007

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	46.90 x	32.04x	32.04x	16.96x	16.76x	19.51x	16.77x
Price-core earnings ratio (x)		P/Core	51.46 x	34.80x	38.05x	15.96x	16.57x	20.40x	17.65x
Price-book ratio (%)	=	P/B	122.09%	237.58%	225.91%	128.51%	130.52%	150.95%	138.52%
Price-tangible book ratio (%	=	P/TB	166.83%	253.53%	258.09%	159.57%	142.86%	170.33%	161.35%
Price-assets ratio (%)	=	P/A	17.61%	34.00%	34.33%	10.73%	9.45%	18.24%	14.97%

Valuation Parameters

Pre-Conversion Earnings (Y)	$13,935,402	ESOP Stock Purchases (E)	3.92% (5)
Pre-Conversion Earnings (CY)	$12,717,402	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B	$386,729,028	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$245,254,028	EIP Amount (M)	1.96%
Pre-Conversion Assets (A)	$3,516,960,514	EIP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	4.99%	Foundation (F)	1.55%
Est. Conversion Expenses (3)(	0.44%	Tax Benefit (Z)	3,500,000
Tax Rate (TAX)	35.00%	Merger Shares (FMS)	17.01%
		Percentage Sold (PCT)	29.19%
		Option (O1)	4.90% (6)
		Estimated Option Value (O2)	38.10% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * (PCT+FMS) * ((1-X-E-M-F-FMS)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $680,697,644

2. $$V = \frac{P/Core * (Y)}{1 - P/core * (PCT+FMS) * ((1-X-E-M-F-FMS)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $684,429,645

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F-FMS)}$$ V= $650,589,513

4. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F-FMS)}$$ V= $654,379,485

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F-FMS)}$$ V= $644,751,486

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued: Shares Issued To MHC	Total Shares Issued: Merger Shares Issued To FMS	Total Shares Issued: Shares Issued To Foundation	Total Shares Issued
Supermaximum	23,606,625	10.00	$ 236,066,250	45,824,625	11,883,350	950,000	82,264,600
Maximum	20,527,500	10.00	205,275,000	39,847,500	11,550,890	950,000	72,875,890
Midpoint	17,850,000	10.00	178,500,000	34,650,000	10,953,103	950,000	64,403,103
Minimum	15,172,500	10.00	151,725,000	29,452,500	10,512,194	950,000	56,087,194

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.99%, and a tax rate of 35.00%.
(3) Offering expenses shown at estimated midpoint value as a percent of total offering proceeds.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and EIP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 35.00%.
(6) 10% option plan with an estimated Black-Scholes valuation of 38.1% of the exercise price, including a 10 year vesting with 25% of the options (granted to directors) tax effected at 35.00%.

Exhibit IV-9 (Continued)
PRO FORMA ANALYSIS SHEET - FULLY CONVERTED BASIS
PRE-OFFERING VALUATION BASES (1)
Beneficial Mutual Bancorp, Inc.
Prices as of February 23, 2007

	Minimum	Midpoint	Maximum	Maximum As Adjusted
Assets	$ 3,512,551	$ 3,516,961	$ 3,522,938	$ 3,526,263
Cash and equivalents	41,873	46,283	52,260	55,585
Securities				
AFS	476,873	476,873	476,873	476,873
HTM	551,984	551,984	551,984	551,984
Loans receivable	2,115,747	2,115,747	2,115,747	2,115,747
Intangibles	141,475	141,475	141,475	141,475
Deposits	2,600,109	2,600,109	2,600,109	2,600,109
Advances	196,550	196,550	196,550	196,550
Other borrowed funds	266,400	266,400	266,400	266,400
Equity	382,320	386,729	392,707	396,032
Tangible equity	240,845	245,254	251,232	254,557
Shares issued to FMS	10,512,194	10,953,103	11,550,890	11,883,350
Pct issued to FMS	57.50%	59.91%	63.18%	65.00%
Interest income	$ 186,504	$ 186,724	$ 187,023	$ 187,189
Interest expense	$ (90,585)	$ (90,585)	$ (90,585)	$ (90,585)
Net interest income	$ 95,919	$ 96,139	$ 96,438	$ 96,604
Provisions	(1,905)	(1,905)	(1,905)	(1,905)
Net interest income after provisions	$ 94,014	$ 94,234	$ 94,533	$ 94,699
Other income	$ 15,821	$ 15,821	$ 15,821	$ 15,821
Other expense	(93,925)	(93,925)	(93,925)	(93,925)
Net operating income	$ 15,910	$ 16,130	$ 16,429	$ 16,595
Non operating items	$ 1,874	$ 1,874	$ 1,874	$ 1,874
Net income before taxes	$ 17,784	$ 18,004	$ 18,303	$ 18,469
Income taxes	(3,992)	(4,069)	(4,173)	(4,231)
Net income before taxes	$ 13,792	$ 13,935	$ 14,129	$ 14,237

(1) Reflects valuation bases after the acquisition of FMS but before the Minority Stock Issuance and funding of the Foundation contribution.

Source: Prospectus for the minimum and the maximum of the offering range. RP Financial calculations for the midpoint and the maximum as adjusted.

EXHIBIT IV-11

Beneficial Mutual Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-10
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$266,346,939
Less: Foundation Shares	9,500,000
Less: Merger Shares	105,121,939
2. Offering Proceeds	$151,725,000
Less: Estimated Offering Expenses	2,689,000
Net Conversion Proceeds	$149,036,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$149,036,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	32,979,270
Net Proceeds Reinvested	$115,556,730
Estimated net incremental rate of return	3.24%
Reinvestment Income	$3,748,083
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	714,551
Less: Amortization of Options (4)	1,910,943
Less: Recognition Plan Vesting (5)	1,429,102
Net Earnings Impact	($306,513)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$13,792,394	($306,513)	$13,485,881
12 Months ended December 31, 2006 (core)	$12,574,294	($306,513)	$12,267,781

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$382,319,939	$115,556,730	$3,500,000	$501,376,669
December 31, 2006 (Tangible)	$240,844,939	$115,556,730	$3,500,000	$359,901,669

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,512,551,425	$115,556,730	$3,500,000	$3,631,608,155

(1) Includes ESOP and EIP stock purchases equal to 3.92% and 1.96% of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-10
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$297,531,028
Less: Foundation Shares	9,500,000
Less: Merger Shares	109,531,028
2. Offering Proceeds	$178,500,000
Less: Estimated Offering Expenses	2,841,000
Net Conversion Proceeds	$175,659,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$175,659,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	37,869,024
Net Proceeds Reinvested	$137,289,976
Estimated net incremental rate of return	3.24%
Reinvestment Income	$4,453,000
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	820,496
Less: Amortization of Options (4)	2,194,273
Less: Recognition Plan Vesting (5)	1,640,991
Net Earnings Impact	($202,760)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$13,935,402	($202,760)	$13,732,643
12 Months ended December 31, 2006 (core)	$12,717,402	($202,760)	$12,514,643

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$386,729,028	$137,289,976	$3,500,000	$527,519,003
December 31, 2006 (Tangible)	$245,254,028	$137,289,976	$3,500,000	$386,044,003

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,516,960,514	$137,289,976	$3,500,000	$3,657,750,489

(1) Includes ESOP and EIP stock purchases equal to 3.92% and 1.96% of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-10
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Maximum

1. Pro Forma Market Capitalization	$330,283,901
Less: Foundation Shares	9,500,000
Less: Merger Shares	115,508,901
2. Offering Proceeds	$205,275,000
Less: Estimated Offering Expenses	2,994,000
Net Conversion Proceeds	$202,281,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$202,281,000
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	42,851,023
Net Proceeds Reinvested	$158,929,977
Estimated net incremental rate of return	3.24%
Reinvestment Income	$5,154,894
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	928,439
Less: Amortization of Options (4)	2,482,949
Less: Recognition Plan Vesting (5)	1,856,878
Net Earnings Impact	($113,372)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$14,129,295	($113,372)	$14,015,923
12 Months ended December 31, 2006 (core)	$12,911,195	($113,372)	$12,797,823

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$392,706,901	$158,929,977	$3,500,000	$555,136,878
December 31, 2006 (Tangible)	$251,231,901	$158,929,977	$3,500,000	$413,661,878

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,522,938,387	$158,929,977	$3,500,000	$3,685,368,364

(1) Includes ESOP and EIP stock purchases equal to 3.92% and 1.96% of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-10
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Beneficial Mutual Bancorp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$364,399,747
Less: Foundation Shares	9,500,000
Less: Merger Shares	118,833,497
2. Offering Proceeds	$236,066,250
Less: Estimated Offering Expenses	3,170,000
Net Conversion Proceeds	$232,896,250

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$232,896,250
Less: Cash Contribution to Foundation	500,000
Less: Non-Cash Stock Purchases (1)	48,371,585
Net Proceeds Reinvested	$184,024,665
Estimated net incremental rate of return	3.24%
Reinvestment Income	$5,968,840
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	1,048,051
Less: Amortization of Options (4)	2,802,831
Less: Recognition Plan Vesting (5)	2,096,102
Net Earnings Impact	$21,856

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$14,237,128	$21,856	$14,258,984
12 Months ended December 31, 2006 (core)	$13,019,028	$21,856	$13,040,884

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$396,031,997	$184,024,665	$3,500,000	$583,556,662
December 31, 2006 (Tangible)	$254,556,997	$184,024,665	$3,500,000	$442,081,662

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
December 31, 2006	$3,526,262,983	$184,024,665	$3,500,000	$3,713,787,648

(1) Includes ESOP and EIP stock purchases equal to 3.92% and 1.96% of the pro forma shares outstanding.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 35.00 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) EIP is amortized over 5 years, and amortization expense is tax effected at 35.00 percent.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

END

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com